                                RYMER FOODS INC.

                                                                    May 30, 1997

Dear Stockholders and Senior Noteholders:

     As you know, our recent operating results have been seriously hurt by a number of factors, such as intense price competition and concern about our ability to supply product over a long period of time. In an attempt to ensure our long-term viability, we propose two financial restructuring options that would eliminate at least 95% of our long-term debt. To do either option, we need the cooperation of our stockholders and primary creditors.

     Our main debt is the approximately $23.1 million of 11% Senior Notes Due 2000 we issued in our 1993 restructuring plus the accrued interest on these notes.

                          PROPOSALS TO ELIMINATE DEBT

EXCHANGE OFFER                                              PREPACKAGED PLAN
We propose to our 11% senior noteholders:                   Our plan involves:
           - 143.02 shares of common stock                  - a conversion of notes to equity
                         for                                similar to the exchange offer to our 11%
                                                              senior noteholders;
- each $1,000 of principal plus unpaid interest.            - a reverse stock split of 25 shares
                                                            into 1; and
THIS EXCHANGE OFFER EXPIRES ON JULY 7, 1997.                - a new employee stock option plan
                                                            THIS PROPOSAL EXPIRES ON JULY 7, 1997

                 The securities we're offering are very risky.
              Please read this entire set of documents carefully.
        The discussion of some specific risk factors begins on page   .

                           ANNUAL STOCKHOLDER MEETING

     To accomplish the Exchange Offer, our Stockholders must approve a 25 into 1 reverse stock split and issuing up to 3,870,000 additional shares of common stock to our creditors and senior officers, and adopt a new employee stock option plan. These actions will dilute the percentage of your common stock ownership from 100% to 10%.

     The annual meeting will take place on Tuesday, July 8, 1997, beginning at 10:00 a.m. Chicago Time at Rymer's main office, 4600 South Packers Avenue, Chicago, Illinois 60609.

     Separately, we are asking our stockholders and noteholders to vote on the Prepackaged Plan.

     Neither the SEC nor any state securities commissions have approved or disapproved of the proposals we describe, or the securities we offer, in this document. Nor has the SEC or any state securities commissions determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY.....................................................   I-1
AVAILABLE INFORMATION.......................................   I-6
INFORMATION INCORPORATED BY REFERENCE.......................   I-6
RISK FACTORS................................................   I-7
THE RESTRUCTURING...........................................  I-11

                                    SUMMARY

     This section highlights selected information and may not contain all of the information that is important to you. To understand the exchange offer and the Prepackaged Bankruptcy Plan fully, you should read carefully this document and
the other documents that we are sending to you or refer you to on page   .
"Rymer" means Rymer together with its wholly owned subsidiary, Rymer Meat Inc. unless the context indicates otherwise.

                                  THE COMPANY

     Rymer is the holding company for its direct, wholly owned subsidiary, Rymer Meat Inc. Through this subsidiary, we are primarily engaged in the development and production of frozen, pre-seasoned, portion-controlled meat entrees for restaurants, food distributors, food processors and retail customers.

     Rymer was incorporated in the State of Delaware in 1969. Our principal offices are located at 4600 South Packers Avenue, Suite 400, Chicago, IL 60609 (telephone no. (773) 927-7777).

PRESENT FINANCIAL CONDITIONS

     Our recent operating results have been seriously hurt by a number of factors including consolidation among mid-scale family restaurant chains and intense price competition in certain food market segments. In recent years, we withdrew from both the chicken and seafood markets and are now concentrating on the beef market. Some of our customers have questioned our ability to continue to supply product over the long term. We are current in paying our bills, but face a dilemma as we look forward.

     Our main liabilities are the approximately $23.1 million of Senior Notes issued in our 1993 restructuring and accrued interest on those notes of approximately $1,500,000. The December 15, 1996 interest payment on the Senior Notes was made by issuing more Senior Notes equal to the interest payment then due. A cash interest payment of approximately $1.3 million is due on June 15, 1997. We do not expect to have the cash to make this payment. Also, this payment cannot be made by issuing additional Notes. Failure to make the June 1997 interest payment would be a serious default under the Indenture governing the Notes and most likely would result in a demand for payment of the Notes.

     We maintain a $4,000,000 revolving working capital and letter of credit facility with LaSalle National Bank under an annually renewable Credit Agreement. The Credit Agreement recently has been extended to July 31, 1997. We are currently in default with respect to the minimum consolidated net income and minimum tangible net worth covenants in the Credit Agreement. The bank has waived similar past defaults up to and including March 22, 1997. However, there can be no assurance that LaSalle National Bank will continue to waive future defaults or renew or extend the Credit Agreement after July 31st. If the proposed restructuring is successful, we anticipate that we will be able to enter into a new Credit Agreement with LaSalle National Bank or another lender. If there is no restructuring, we predict that our bank will not continue to extend the Credit Agreement.

                           THE PROPOSED RESTRUCTURING

     We believe that our dilemma will be overcome by eliminating all or substantially all of our Senior Notes. To do this, we are making two proposals. Our first proposal is an Exchange Offer to eliminate at least 95% of the long-term debt from our capital structure. We are asking that noteholders and the holder of certain long-term deferred compensation payments exchange their claims against us for shares of our New Common Stock. We also are asking that our stockholders approve a Charter Amendment and take other actions necessary to issue the New Common Stock and complete the Exchange Offer.

     Our second proposal is a Prepackaged Chapter 11 Bankruptcy Plan. This is a way to maximize the likelihood of completing the conversion of debt into equity. It also is an alternative way to achieve the same results as our Exchange Offer by means of a Chapter 11 bankruptcy. The bankruptcy restructuring involves the same basic economic considerations as the Exchange Restructuring. We are asking our stockholders and our noteholders to approve the bankruptcy restructuring.

     In the absence of a restructuring several undesirable things could happen:
(1) the Notes could be declared payable in full if we do not make the June 15th interest payment by July 15th; (2) an involuntary bankruptcy petition could be filed against us; (3) Rymer Meat could lose business if customers doubt its ability to supply products on a timely or long term basis; (4) we will be unable to invest adequate capital in our business; and (5) LaSalle National Bank may not extend or renew the Credit Agreement.

     A bankruptcy proceeding brought under these circumstances would be lengthy and contested and could disrupt our business operations and shrink or eliminate our remaining value. We have been advised by Kirkland Messina, Inc., our investment banker, and believe that (1) our stockholders would most likely suffer a total loss of their investments, and (2) our noteholders would likely recover no more, and potentially could recover substantially less, than the value of the New Common Stock. In the worst case, if Rymer is liquidated, the recovery could be as little as $0.18 for each $1.00 (including accrued interest) due under the Notes. A Chapter 7 liquidation analysis is included in the accompanying Disclosure Statement.

                            RESTRUCTURING CONDITIONS

     To do the Exchange Restructuring, we need:

        - Acceptance of the Exchange Offer by 95% of the Notes

        - Stockholder approval of the Charter Amendment, New Common Stock issuance, and new employee stock option plan

        - Signing of a new $4 million credit facility with LaSalle National Bank or another lender

        - Signing of new employment agreements with Mr. Ed Schenk and Mr. Ed Hebert

     To do the Prepackaged Plan, we need:

        - Acceptance by Noteholders and other voting creditors of

              -- 66 2/3% of the principal amount of Notes and other debt actually voted and

              -- 50% plus 1 of the number of Noteholders and other voting creditors actually voting

        - Acceptance by Stockholders

              -- 66 2/3% of the common stock actually voted

        - Signing of a new $4 million credit facility with LaSalle National Bank or another lender

        - Bankruptcy Court approval and final confirmation

HISTORICAL FINANCIAL INFORMATION

  Operating Information

     The following table summarizes selected financial data for Rymer for each of the five years in the period ended October 26, 1996 and the thirteen weeks ended January 25, 1997.

                                                                      FISCAL YEAR ENDED
                                               ---------------------------------------------------------------
                                                                                                      THIRTEEN
                                                                                                       WEEKS
                                                                                                       ENDED
                                               OCT. 31,   OCT. 30,   OCT. 29,   OCT. 28,   OCT. 26,   JAN. 25,
                                                 1992       1993       1994       1995       1996       1997
                                               --------   --------   --------   --------   --------   --------
                                                                       (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales from continuing operations.........  $ 92,665   $ 99,644   $106,252   $ 79,920   $ 44,329   $  8,278
(Loss) Income from continuing operations.....    (4,729)   (23,867)     1,883    (29,620)    (7,144)    (1,223)
(Loss) Income from discontinued operations,
  net of income taxes........................    (5,094)       777        121        290       (167)        --
Gain (loss) on disposal of discontinued
  operations, net of income taxes............       400        261      4,474         --     (1,853)        --
  Net (loss) income..........................    (9,423)   (11,441)     6,478    (29,330)    (9,164)    (1,223)
BALANCE SHEET DATA (AT PERIOD END):
  Working capital (deficit)..................   (41,898)    14,108     16,013    (10,524)   (18,202)   (19,287)
  Total assets...............................    81,820     65,627     51,506     26,074     10,563      9,541
  Long-term liabilities......................     2,462     45,968     19,994        842        806        791
  Total stockholders' equity (deficit).......    18,109     15,590     22,464     (6,858)   (15,616)   (16,839)

  Ratio of Earnings to Fixed Charges

     Our net operating income on a consolidated basis has been insufficient to cover our fixed charges, such as rent and debt service, in four of the past five fiscal years. In 1992 the insufficiency was $4.7 million, in 1993 $23.9 million, in 1995 $29.6 million, and in 1996 $7.1 million. In 1994 there was adequate coverage of $1.9 million. In prior years we have been able to pay our debt service obligations of interest only on the Senior Notes partially by issuing additional Senior Notes. We cannot continue to do this.

         EQUITY OWNERSHIP ASSUMING EXCHANGE OF 95% OF SENIOR NOTES AND
                      BANKRUPTCY (100% EXCHANGE OF NOTES)

     The restructuring will change the ownership of our company. The following table shows the changes in ownership.

                           PRIOR TO RESTRUCTURING       ASSUMING 95% EXCHANGE      ASSUMING BANKRUPTCY
                           -----------------------      ---------------------      --------------------
  DESCRIPTION OF HOLDER       SHARES           %          SHARES          %          SHARES         %
  ---------------------    ------------      -----      ----------      -----      ----------      ----
                                              (AFTER 25 INTO 1 REVERSE STOCK SPLIT)
Senior Note Holders and
  Deferred Compensation
  Claimant...............             0          0%      3,268,000       79.2%      3,440,000        80%
Existing Common
  Stockholders...........    10,750,372        100%        429,952       10.4%        429,952        10%
Executive Officers.......         3,721         --         430,148       10.4%        430,148        10%
                             ----------        ---       ---------       ----       ---------       ---
Total....................    10,754,093        100%      4,128,000        100%      4,300,000       100%

     Our executive officers hold options and warrants to purchase common shares, but own only 3,721 common shares at this time. All 61,000 options and 750,000 warrants held by the two most senior executive officers will be cancelled in the restructuring. In return for implementing the restructuring and carrying out our business plan, the two most senior executive officers will receive 430,000 shares of New Common Stock and interest-free loans to finance their income tax liabilities for the stock received. Each loan will be forgiven at the rate of 50% the first year, and 25% per year in the second and third years, provided the executive remains an employee.

                             BOARD RECOMMENDATIONS

     The Board of Directors recommends that all noteholders:

        - Tender their Notes in the Exchange Offer.

        - Vote to accept the Prepackaged Bankruptcy Plan.

     The Board of Directors recommends that all stockholders:

        - Vote for

          -- The Charter Amendment
          -- The New Common Stock issuance
          -- The Stock Option Plan
          -- Mr. Ed Hebert as a director
          -- Coopers & Lybrand LLP as Auditors

        - Vote to accept the Prepackaged Bankruptcy Plan

     Our current management and directors directly or indirectly own or control 1,830,933 shares, or 17.0% of our outstanding common stock. We expect all these shares to be voted in favor of the proposed transactions.

                       NOTEHOLDER AND STOCKHOLDER ACTIONS

NOTEHOLDERS -- To accept the Exchange Offer:

            - Complete and sign the enclosed letter of transmittal

            - Obtain the required signature guarantees

            - Either:

                 -- Enclose your Note

                 or
                 -- Complete the Guarantee of Delivery

            - Return your letter of Transmittal and Note or Guarantee of
              Delivery in the BLUE ENVELOPE to:

                      ChaseMellon Shareholder Services LLC
                               85 Challenger Road
                                Mail Stop Reorg.
                        Richfield Park, New Jersey 07660

          -- To accept or Reject the Prepackaged Plan:

            - Beneficial Owners

                 -- Complete and sign the BLUE Ballot. Beneficial Owners who are also record holders should forward their Blue Ballots directly to ChaseMellon Shareholder Services, LLC in the YELLOW ENVELOPE. Beneficial Owners who are not record holders should forward their BLUE Ballot to their record holder which is the broker, bank, dealer, trust company or other nominee in whose name the Beneficial Owner's Note is held of record in the envelope provided by the record holder.

            - Record Owners

                 -- Complete and sign the GREY Master Ballot. Return your Master
                    Ballot in the YELLOW ENVELOPE to:

                      ChaseMellon Shareholder Services LLC
                               111 Founders Plaza
                                   Suite 1100
                        East Hartford, Connecticut 06108

STOCKHOLDERS -- To vote at the Annual Meeting:

                 - Complete and sign the enclosed proxy card

                 - Return your proxy card in the WHITE ENVELOPE to:

                      ChaseMellon Shareholder Services LLC
                               111 Founders Plaza
                                   Suite 1100
                        East Hartford, Connecticut 06108

          -- To accept or Reject the Prepackaged Plan:

            - Beneficial Owners

                 -- Complete and sign the GREEN Ballot. Beneficial Owners who are also record holders should forward their Green Ballots directly to ChaseMellon Shareholder Services, LLC in the YELLOW ENVELOPE. Beneficial Owners who are not record holders should forward their Green Ballot to their record holder which is the broker, bank, dealer, trust company or other nominee in whose name the Beneficial Owner's Note is held of record in the envelope provided by the record holder.

            - Record Owners

                 -- Complete and sign the WHITE Master Ballot. Return your
                    Ballot or Master Ballot in the YELLOW ENVELOPE to:

                      ChaseMellon Shareholder Services LLC
                               111 Founders Plaza
                                   Suite 1100
                        East Hartford, Connecticut 06108

                             AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission (the "SEC") a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of New Common Stock to be issued in connection with the restructuring. As permitted by the SEC rules, this Prospectus omits certain information contained in the Registration Statement. For further information pertaining to the New Common Stock, reference is made to the Registration Statement, including its exhibits.

     We filed annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of the information on file with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Copies of filed documents can be obtained by mail from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filed documents are also available to the public at the SEC's Web site at http://www.sec.gov.

     The Common Stock was suspended from trading on the New York Stock Exchange on Wednesday, February 19, 1997 and subsequently delisted. Rymer common stock currently trades in the over-the-counter Bulletin Board market under the symbol RYMR.

     You can request, and we will send to you, without charge, copies of documents that are incorporated by reference in this Prospectus but which are not delivered to you with it (other than exhibits to such documents which are not specifically incorporated by reference).

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed with the SEC are incorporated by reference in this Prospectus:

          (a) Our Annual Report on Form 10-K (File No. 1-6071) for the fiscal year ended October 26, 1996.

          (b) Our Amended Annual Report on Form 10K-A (File No. 1-6071) for the fiscal year ended October 26, 1996.

          (c) Our Quarterly Report on Form 10-Q (File No. 1-6071) for the quarter ended January 25, 1997.

                            ------------------------

     This Prospectus and the documents incorporated by reference contain forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be accurately predicted and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements.

                                  RISK FACTORS

     The New Common Stock described herein involves a high degree of risk. Each stockholder and noteholder should carefully consider the following risk factors before: (1) stockholders decide whether or not to vote for the matters to be brought before the Annual Shareholder's Meeting, including, the Charter Amendments, the New Common Stock issuance, and the Stock Option Plan, or (2) noteholders decide to exchange Notes for common stock in the Exchange Offer or
(3) both stockholders and noteholders voting to accept or reject the Prepackaged Plan. The risk factors must be considered together with all of the other information contained in this Prospectus.

HIGHLY COMPETITIVE BUSINESS

     Our business is highly competitive. Many companies process and sell meat products to restaurants and consumers. Every year new companies are formed and enter the meat industry, some becoming sizeable competitors in a short period of time.

     Steakhouse sales, which now comprise approximately 31% of Rymer Meat sales, continued to decline during fiscal 1996 due to the ongoing consolidation within that segment of the restaurant market along with increasing competitive pressures. The segment of retail sales which represents home delivery sales declined significantly in 1996 to 16% of total sales, due primarily to the loss of customers.

     Some of our competitors are larger and have greater resources. We believe that we provide our customers with a broader line of quality products and services than do many of our competitors. Competition in the markets served by the Company is based primarily on quality, service and price. We believe that we have an excellent reputation for high quality, on time service, and competitive prices. We are also known for our willingness to develop proprietary recipes for specific customers at competitive prices. To compete successfully in the future, we must increase the volume of our business which will require fiscal stability and assurance of the ability to deliver product over a long period of time. Without a restructuring, it is unlikely that we will be able to meet the product delivery demands of our customers or increase our volume of business. Even after a restructuring is completed, there can be no assurance that we will be able to recapture or replace some or all of our lost customers.

DEPENDENCE OF OPERATING PLAN ON A SUCCESSFUL RESTRUCTURING

     Our ability to meet our financial projections and our obligations depends on our ability to achieve our operating plan. Accomplishing our operating plan may be affected by general economic conditions, industry trends and other factors beyond our control. Many of our competitors have greater financial resources and may have more operating flexibility. We may be unable to implement certain elements of our operating plan following completion of the restructuring due to continuing pressures on our operating cash flow.

     It is possible that announcing the Bankruptcy Restructuring or any filing of a bankruptcy case could adversely affect operations and relationships with employees, customers and suppliers. Due to uncertainty about our future, many risks exist including the following: (1) employees may be distracted from performance of their duties or more easily attracted to other career opportunities, (2) customers may seek alternative sources of supply, and (3) suppliers may further restrict ordinary credit terms or require guarantees of payment. The filing of a bankruptcy case or a delay in completing the Prepackaged Plan may cause LaSalle National Bank to stop funding loans, reduce our credit line or exercise creditor remedies. Based on conversations with our bankers, we believe that even if a restructuring is not completed by the July 31, 1997 expiration date of our Credit Facility, LaSalle National Bank will continue to advance funds to us and will hold off from exercising its remedies if it seems that we are going to be successful in doing the restructuring.

DEPENDENCE ON MAJOR CUSTOMERS

     Sales to two primary customers, Bonanza and Ponderosa, together accounted for 28.6%, 23.1% and 16.3% of Rymer Meat unit sales from continuing operations in fiscal 1996, 1995 and 1994, respectively. There are no fixed long-term supply contracts with these customers or others.

     The loss of any of our major customers, or a substantial portion of these major accounts, could have a material adverse effect on our business. We are currently pursuing new customers and additional sales to existing customers. We believe that the completion of the restructuring will instill confidence in customers currently concerned about our ability to perform. However, there can be no assurance that sales efforts will succeed.

DEPENDENCE ON KEY PERSONNEL

     Rymer's operations and prospects depend in large part on the performance of its senior executives, particularly Mr. P.E. "Ed" Schenk, Chairman of the Board and Chief Executive Officer, and Mr. Ed Hebert, Senior Vice President, Chief Financial Officer, and Treasurer. No assurance can be given that we would be able to secure adequate replacements for these individuals if their services were no longer available. These key employees will enter into new Employment Agreements as part of a restructuring. Our success will also depend on our ability to attract and retain other highly skilled personnel in all areas of our business. See "The Exchange Restructuring -- New Employment Agreements".

NO DIVIDENDS

     We do not anticipate that we will be able to pay any dividends on the New Common Stock in the foreseeable future. We are currently prohibited from paying dividends on the Common Stock under the terms of our Credit Facility and the Indenture for the Senior Notes. We expect to be subject to similar or more stringent restrictions on the payment of dividends on the New Common Stock under any New Credit Facility.

POSSIBLE FAILURE AS AN OPERATING COMPANY

     Currently, there is substantial doubt about our ability to continue as a going concern. Our auditors have included a "going concern" exception on their most recent report on our financial statements.

DILUTION

     Under the Exchange Restructuring (assuming the exchange of 95% of the Notes for Common Stock) the equity interests of the existing stockholders will be diluted to approximately 10%. In the case of the Bankruptcy Restructuring, if stockholder approval is received, stockholders will also be diluted to approximately 10%. The ownership interest held by all stockholders is subject to further dilution if and when options are exercised in future years.

LACK OF PUBLIC MARKET FOR THE NEW COMMON STOCK

     We intend to file an application to list the New Common Stock on the NASDAQ/NMS. However, the stock may not satisfy the minimum price requirements for listing. In that case it will continue to trade only in the over-the-counter Bulletin Board market.

RESTRICTIONS ON WORKING CAPITAL

     The New Credit Facility will contain substantial protective covenants. Some covenants may restrict the use of cash for various purposes. These restrictions may limit our ability to use funds to implement our operating plan.

CONFLICTS OF INTEREST AS TO VOTING

     A director of Rymer controls the voting of 17% of the Common Stock. Because of the dilution in percentage ownership that will result from the proposed reverse stock split, the existence of such stock ownership may be deemed to constitute a conflict of interest in voting for a restructuring. We expect all these shares to be voted in favor of the proposed transactions. A plurality of votes at any election of directors is required to elect a director.

NOTEHOLDERS WILL CONTROL THE COMPANY

     After the restructuring, the current noteholders will beneficially own approximately 80% of the New Common Stock. If these stockholders act together, they will have the ability to elect a majority of the Board of Directors and control the affairs and management of Rymer. They also would have the power to approve most actions requiring stockholder approval. This high level of ownership might delay, defer, or prevent a future change in the control of Rymer.

LIMITATION ON NET OPERATING LOSS CARRYFORWARDS

     The Exchange Restructuring and the Bankruptcy Restructuring may result in taxable income and may reduce or limit the use of our net operating loss carryovers. In either the Exchange Restructuring or the Bankruptcy Restructuring, we will realize income from the discharge of indebtedness. In the Exchange Restructuring, this income will not be taxed to the extent that we are insolvent at the time of the Exchange Restructuring. Any debt discharge income over the amount by which we are insolvent will be taxed. In the Bankruptcy Restructuring, we will not be taxed on any of the debt discharge income. In either case, however, the amount of untaxed debt discharge income must be used to reduce our net operating loss carryovers and other tax attributes.

     The Exchange Restructuring will limit the future use of our remaining net operating loss carryovers. After the Exchange Restructuring, our net operating losses may be used in any year only to the extent of the product of the "tax-exempt long-term interest rate" in effect at the time of the Exchange Restructuring multiplied by the value of our stock at the time of the Exchange Restructuring. In the case of the Bankruptcy Restructuring, the limitation described above will not apply to Rymer, but our net operating loss carryovers may be reduced to some extent. The effect of the Bankruptcy Restructuring on any net operating loss carryovers attributable to Rymer Meat is not clear. It may be that the Bankruptcy Restructuring will limit the use of the net operating loss carryovers of Rymer Meat in the same manner as the Exchange Restructuring.

BANKRUPTCY RISKS

     If a restructuring is not done, we most likely will need to seek to reorganize and restructure Rymer under the protection of the Bankruptcy Code without a preapproved plan of reorganization. If this occurs, Rymer Meat may also need to seek protection under the Bankruptcy Code. There can be no assurance that a bankruptcy case, other than pursuant to the Prepackaged Plan, will result in a reorganization rather than a liquidation, or that any reorganization would be on terms as favorable to the noteholders and stockholders as the terms of the restructuring. If a liquidation or lengthy and non-orderly reorganization were to occur, there is a substantial risk that (1) there would be little or no value available for distribution to the stockholders and (2) the noteholders would receive substantially less than the recovery anticipated in the restructuring.

     For purposes of comparing the distributions under the Prepackaged Plan, we have prepared an analysis of estimated recoveries in a liquidation of Rymer under Chapter 7 of the Bankruptcy Code. This analysis is attached as EXHIBIT A to the Disclosure Statement. The procedures followed and the assumptions and qualifications used in this analysis are presented in the notes following the analysis.

     Even if all impaired classes accept the Prepackaged Plan, the Prepackaged Plan might not be confirmed by a bankruptcy court. The Bankruptcy Code requires various findings such as (1) that the confirmation of the Prepackaged Plan not be followed by a need for further financial reorganization, (2) that the value of distributions to non-accepting noteholders and stockholders not be less than the value of distributions they would receive if Rymer were liquidated under Chapter 7 of the Bankruptcy Code and, (3) that both the Prepackaged Plan and Rymer otherwise comply with the applicable provisions of the Bankruptcy Code. See "Summary of the Plan of Reorganization -- Confirmation of the Prepackaged Plan". Although we believe that the Prepackaged Plan will meet all applicable tests, there can be no assurance that a bankruptcy court will reach the same conclusion.

     Even if the required acceptances are received, a bankruptcy court could find that the accepting noteholders and stockholders have not validly accepted the Prepackaged Plan. If this happens, we may seek to re-solicit acceptances, but confirmation of the Prepackaged Plan could be substantially delayed and possibly jeopardized. We believe that (1) the Prepackaged Bankruptcy solicitation complies with the requirements of the Bankruptcy Code; (2) that signed and returned Ballots and Master Ballots will be in compliance with the applicable provisions of the Bankruptcy Code and the Bankruptcy Rules, and that,
(3) if sufficient acceptances are received, the Prepackaged Plan should be confirmed by a bankruptcy court. We, however, expressly reserve the right not to file the Prepackaged Plan and to pursue other alternatives. See "The Bankruptcy Restructuring" and "Confirmation and Consummation".

                               THE RESTRUCTURING

RYMER'S BUSINESS

     Rymer is the holding company for its direct, wholly owned subsidiary, Rymer Meat. Thus, our principal asset is the stock of Rymer Meat. Rymer Meat is primarily engaged in the development and production of frozen, pre-seasoned, portion-controlled meat entrees for restaurants, food distributors, food processors and retail customers.

     Our operating results in recent years have been seriously hurt by a number of factors, including, without limitation, consolidation among mid-scale family restaurant chains and intense price competition in certain food market segments. In recent years we withdrew from both the chicken and seafood markets through the sale of the subsidiaries serving these markets. We are now concentrating only on the beef market.

     In October of 1995, we hired Kirkland Messina, Inc. to help develop a comprehensive financial and operating plan to return us to profitability. The plan started immediately. We downsized staff, cut administrative expenses, improved our working capital through inventory liquidation, improved collection of receivables and the sale of non-core assets. Also, we accepted the resignations of several members of management (including the Chairman and CEO) and laid-off approximately 40% of the production staff. After an extensive search for new senior management, we hired Mr. P.E. ("Ed") Schenk, a former senior executive of Smithfield Foods as our CEO. Mr. Schenk continued to cut costs, improved the quality of our product line and stabilized our customer base. Last August, we sold our seafood assets to and entity formed by the prior President of Rymer Seafoods. Proceeds from the sale were used to repay bank debt.

     Although our operating cash flow improved, we still are unable to service our Senior Notes. As a result, on November 8, 1996, we hired Kirkland Messina, Inc. to explore restructuring options.

     We met with Riverside Capital Advisors, Inc. an adviser to the holders of a majority of the Senior Notes, on November 11, 1996, to discuss restructuring options. So that we could speak candidly with this adviser about our business and prospects, we asked, and he agreed, to keep the information we shared with him at that time confidential and to not use that information to buy or sell Senior Notes or common stock. At this meeting, the adviser agreed to consider a restructuring plan which would involve the conversion of the Senior Notes into common stock. After a series of telephone negotiations, we and the adviser met in Florida in mid-January to discuss Rymer's situation. After additional telephone discussions, we reached an understanding in principle on the approximate percentage of common stock into which the Senior Notes would be exchanged. This understanding has allowed us to proceed with the exchange offer.

     At March 1, 1997, we employed 237 persons, of which approximately 194 were covered by union contracts.

     We conduct our business from a 123,000 square foot meat processing and office facility located in Chicago, Illinois. This facility is a single purpose building that has been occupied by Rymer for more than 10 years. It is USDA licensed and approved for our use. As a result of our financial status, we have elected to continue to lease and occupy the facility on a month-to-month basis.

     Our future success depends primarily on reversing the sales declines experienced in the last two fiscal years and on the continued reduction of operating costs. We are pursuing new sales opportunities while we continue to streamline our production process and to reduce other costs.

RYMER'S FINANCIAL CONDITION

     Before 1992, a substantial amount of capital was invested in Rymer as senior debt and preferred stock and used to expand its core business from red meat to chicken and seafood. The expanded business could not pay the required debt service and dividends on the capital financing. Thus, in 1993, prior management, with the approval of the creditors and stockholders, did a prepackaged bankruptcy that resulted in the bonds and preferred stock being converted into the Senior Notes and common stock, and representative of the noteholders being elected to the Board. Then we adopted and implemented a business plan to sell the chicken and seafood operations and emphasize our meat operations with a view towards retiring the Senior Notes. The chicken and seafood operations were sold and the meat business contracted. This has left us with no choice but to pursue the restructuring being proposed.

     At October 26, 1996, our liabilities included $21,544,000 of principal amount of Notes and $210,000 principal amount of bank debt, and we had a $15,616,000 stockholder's deficit. During the three fiscal years ended October 26, 1996, we incurred net losses of approximately $9.1 million in 1996, compared to $29.3 million of losses in 1995 following a profit of $6.5 million in 1994. Rymer incurred a loss of approximately $1.2 million during the thirteen week period ended January 25, 1997. At January 25, 1997 our liabilities included $23,483,000 of principal amount of Notes and we had a $16,839,000 stockholders' deficit. In addition, we have various contingent liabilities including pending litigation which in our opinion does not involve material risks of loss. We have not declared dividends on our Common Stock for the past 14 years.

     The December 15, 1996 interest payment on the Senior Notes was made by issuing additional Senior Notes in a principal amount equal to the interest payment then due. A cash interest payment is due on June 15, 1997 of approximately $1.3 million. We do not expect to have sufficient available cash to make this payment. Also, this payment cannot be made with additional Senior Notes. Failure to make the June 1997 payment would be an event of default under the Indenture under which the Senior Notes were issued.

     Our Credit Agreement has been extended to July 31, 1997. The original termination date was April 7, 1997. We currently are in default under certain covenants in the Credit Agreement. LaSalle National Bank has waived past similar defaults. However, there can be no assurance that LaSalle National Bank will continue to waive future defaults or renew or extend the Credit Agreement after July 31, 1997 if the restructuring is not done.

REASONS FOR THE RESTRUCTURING PLAN

     If we do not do a restructuring: (1) the indebtedness outstanding under the Notes will likely be declared payable in full after the June 15th interest payment is not paid by July 15th; (2) Rymer Meat may lose business if customers begin to doubt Rymer Meat's ability to supply products on a timely basis; (3) we will be unable to invest adequate capital in our business or make appropriate capital expenditures; and (4) LaSalle National Bank may not extend or renew the Credit Agreement.

     A bankruptcy proceeding initiated in such circumstances, in our opinion, would be lengthy and perhaps contested and, therefore, could be expected to result in substantial disruption of business operations and a material reduction of our value. We have been advised by Kirkland Messina, our investment banker, and believe that (1) our stockholders would most likely suffer a total loss of their investments, and (2) our noteholders would likely recover no more, and potentially could recover substantially less than the recovery available through the restructuring. Based upon our analysis done by Kirkland Messina, in the event of a liquidation, such recovery could be only $0.18, or less in value for each $1.00 of indebtedness under the Notes. See Part III "Chapter 7 Liquidation Analysis for Rymer Foods Inc."

THE RESTRUCTURING PLAN

     We are proposing the Exchange Restructuring to eliminate at least 95% of the long-term debt from our capital structure. We believe this is necessary to best ensure Rymer's long-term viability. We are asking noteholders and the one person who is entitled to receive long-term deferred compensation payments from us to exchange their debt claims against us for New Common Stock. We are asking our stockholders to approve the actions necessary to issue the New Common Stock, effect the 25 into 1 Reverse Stock Split, and adopt a new employee stock option plan.

     We are simultaneously proposing the Bankruptcy Restructuring as a way to maximize the likelihood of successfully completing the Exchange Restructuring or getting the same results in a Chapter 11 bankruptcy. The Bankruptcy Restructuring involves the same basic economic considerations as the Exchange Restructuring.

     The Bankruptcy Restructuring has the added benefits to the noteholders and stockholders of discharging us from all liabilities that we do not specifically assume and assuring us that all of the Senior Notes will be exchanged into common stock. This, in effect, gives us a fresh start. An additional benefit to the stockholders would be the elimination of all claims and debt that is senior to the equity position in our Company. However, the cost of this is the dilution to 10% ownership.

     The Exchange Restructuring offers us the advantage of time. If all of the conditions are met, it can be done in a matter of days after the Exchange Offer closes. Proceeding with the Bankruptcy Restructuring will be more costly than the Exchange Restructuring in time, money and reputation. However, the additional financial costs could be recouped over time through savings that will result from having all of the Senior Notes and deferred compensation exchanged for common stock. As in the Bankruptcy Restructuring, the stockholders will benefit from the elimination of debt that is senior to their equity position. The Noteholders that become stockholders will be subordinating their creditor position to the noteholders who do not accept the Exchange Offer.

     Because of the high percentage of Notes which must be exchanged in the Exchange Offer and the stockholder majority approval required for the Charter Amendment, we realize that it may be difficult to do the Exchange Restructuring. We believe it is more likely that we will receive the requisite acceptances necessary for filing the Bankruptcy Restructuring. If all conditions to both the Exchange and the Bankruptcy Restructuring are satisfied, we intend to proceed with the Exchange Restructuring.

     Rymer has many competitive advantages. We have a reputation for consistently high quality and high levels of service. We offer a broad menu of products and develop proprietary recipes for specific customers. We also offer competitive pricing. With an appropriate long-term capital structure and adequate working capital, we believe that our business will remain viable and can reasonably be managed to produce higher margins in the future than those experienced during fiscal year 1996. Our strengthened capital structure will enable us to retain customers and attract new customers.

     We have retained Kirkland Messina as our financial advisor in connection with the Restructuring. Kirkland Messina has been paid $50,000 and will be paid an additional $100,000 (plus expenses) upon consummation of the Exchange or the Bankruptcy Restructuring.

THE EXCHANGE RESTRUCTURING

     Assuming a 95% exchange of Notes for New Common Stock, Rymer's long-term debt will be reduced from approximately $24.1 million in principal plus accrued interest to the closing to approximately $1 million. Short-term bank debt will continue to be required.

     For agreeing to compromise their claims, the noteholders and a deferred compensation claimant will receive shares of New Common Stock representing in the aggregate approximately 80% of the outstanding New Common Stock. The two most senior executives will receive 10% of the outstanding New Common Stock in connection with entering into new Employment Agreements. Current stockholders will suffer dilution of their ownership interest from 100% at present to 10%.

  Credit Facility: New Credit Facility

     We have a Loan and Security Agreement dated April 7, 1995, as amended, with LaSalle National Bank which provides up to $4 million in revolving credit and letter of credit financing based upon borrowing base availability calculations. This Agreement currently terminates on July 31, 1997. We are currently negotiating with LaSalle National Bank to renew or extend the Credit Agreement to April, 1998. We expect that if the restructuring is completed LaSalle National Bank will renew or extend the Credit Agreement through April, 1998 or that a substitute credit agreement can be obtained. To date, we have no commitment in hand for a Credit Facility.

  Charter Amendment and the New Common Stock Issuance

     We urge our stockholders to approve the Charter Amendment. The Charter Amendment must be approved by the holders of a majority of the outstanding Common Stock. The Charter Amendment will reduce the par value of our common stock from $1.00 to $0.04 and enable us to effect a 25 into 1 reverse stock split. The result will be New Common Stock. Under the Exchange Restructuring we will allocate the New Common Stock as follows: (1) 3,268,000 shares for the noteholders and the deferred compensation claimant, (2) 430,000 shares for our two most senior executives, and (3) 430,000 shares for the stockholders. If adopted, the Charter Amendment will not become effective until consummation of a restructuring.

  New Employment Agreements

     Rymer will enter into new Employment Agreements effective with a restructuring with Mr. Ed Schenk and Mr. Ed Hebert.

     Because we believe that if we do not do a restructuring we will not be able to keep key members of senior executives or attract new management to replace them, and because we need management to carry out our operating plan after a restructuring, we will enter into new Employment Agreements with Mr. Schenk and Mr. Hebert. Under the new Employment Agreements, among other things, we will grant them 258,000 and 172,000 fully vested shares of New Common Stock, respectively. We will also give them interest free loans to pay their income taxes on these shares. We will forgive half of these loans after their first full year of employment, and then 25% after each of the second and third year of employment. To illustrate: if the stock is valued at $1.21 a share, the taxable income to Ed Schenk will be about $312,150 and the loan for his taxes would be about $125,000. Also the taxable income to Ed Hebert would be about $208,120 and the loan for his taxes would be about $83,000. Each new Employment Agreement will be for a term of three years and will provide for a base salary of $250,000 for Mr. Schenk and $140,000 for Mr. Hebert.

  Warrants

     Warrants to purchase 1,250,000 shares of Common Stock at prices ranging from $1.00 to $1.675 per share are currently outstanding. All of these warrants will be cancelled in a restructuring.

  Option Plan

     Options to purchase 293,250 shares of Common Stock are currently outstanding. These options were granted under Rymer's 1993 Stock Option Plan and Rymer's 1994 Stock Plan. The exercise prices of these options range from $1.50 to $2.88. In the Exchange Restructuring, all options granted under the Existing Plans and the Existing Plans themselves will be cancelled.

     As part of the Restructuring, we will adopt the 1997 Stock Option Plan. The Option Plan is set forth in APPENDIX A to our Proxy Statement. It is substantially the same plan as our 1994 Stock Plan. The Option Plan provides for the grant of options to purchase up to 430,000 shares of New Common Stock.

     Options will be granted at an exercise price equal to the fair market value of the Common Stock on the date of grant. Options will generally vest over one to three years of service by the optionee following the restructuring. Options terminate upon the earlier of: (a) the termination for cause of the optionee or the optionee's voluntary termination of employment in violation of an applicable employment agreement; (b) 45 days after the optionee's death or other termination of service or (c) five years from the option grant.

  Board of Directors

     The current members of our Board of Directors will continue to serve until the next Annual Meeting of stockholders following completion of the Exchange Restructuring, which will be in 1998. At that time the current directors will resign. Nominees for the new Board will be Mr. Ed Schenk, Mr. Joe Colonnetta and three others to be determined.

  Accounting Treatment

     The proposed Exchange Restructuring would be accounted for as a quasi-reorganization. A quasi-reorganization involves an adjustment of the company's balance sheet to fair market value and the transfer of the accumulated deficit reflected therein to additional paid in capital in accordance with quasi-reorganization accounting principles.

  Conditions to the Exchange Offer

     The Exchange Restructuring is conditioned upon, among other things:

     - acceptance of the Exchange Offer by holders of 95% in principal amount of Notes;

     - stockholder approval of the Charter Amendment, the New Common Stock issuance, and the new employee stock option plan;

     - signing of a new $4 million credit facility with LaSalle National Bank or another lender; and

     - execution of the new employee agreements with Mr. Schenk and Mr. Hebert.

     On or prior to the expiration date we may waive or amend any of the conditions if we obtain the consent of the adviser to the majority noteholders and promptly disclose such waiver or amendment to the noteholders. We do not presently intend to waive any conditions or make any amendments. We, may amend any of the terms of the Exchange Restructuring if and to the extent that we decide amendments are needed to complete the Exchange Restructuring. We will give stockholders and noteholders notice of any amendments and the opportunity to withdraw tendered Notes, votes and consents, as may be required by applicable law.

     If we increase the percentage of Notes we want to receive in the Exchange Offer by more than 2%, or if we reduce the percentage of Notes we want to receive in the Exchange Offer, or if we change the consideration for the Notes, the Exchange Offer will remain open for at least 10 business days from the day we give the noteholders notice of the change. Also, if we decide to waive or change other material items of the Exchange Offer, we will keep it open for at least five additional business days from the day we give the noteholders notice of the change. Notice of an extension of the Exchange Offer shall be given no later than 9:00 a.m., Eastern time, on the next business day after the scheduled expiration date.

     If the Exchange Restructuring is to occur, it would be at a closing scheduled as soon as possible after satisfaction or waiver of all conditions. At the Exchange Restructuring closing: (1) We would accept all valid Notes submitted for exchange and issue New Common Stock for the Notes, (2) the Charter Amendment would be filed, (3) the Replacement Credit Agreement would be signed, and (4) the New Employment Agreements and certain other agreements would become effective. All conditions to the Exchange Offer must be satisfied or waived prior to the expiration date, or in the case of an extension of the Exchange Offer, prior to the revised expiration date. If the Exchange Offer closing does not occur, all of the Notes submitted for exchange will be promptly returned to their owners. If all of the conditions of the Exchange Offer are satisfied or waived on or prior to the expiration date, we will proceed with the Exchange Offer.

  Expiration

     The Exchange Offer will remain open for at least 25 business days. The Exchange Offer will expire at 5:00 p.m. New York Time, on the July 7, 1997 expiration date, unless extended.

  Acceptance of Notes; Delivery of New Common Stock

     If we accept Notes for exchange, the Exchange Agent will deliver the New Common Stock as soon as possible after the Expiration Date. No certificates or scrip representing fractional shares of New Common Stock will be issued in the restructuring. Instead, fractions will be rounded up to the next highest whole number of shares.

     The consideration to be paid in the Exchange Restructuring will be paid in respect of each $1,000 principal amount of Notes plus all accrued and unpaid interest up to the date of the Exchange Restructuring closing. By tendering Notes a noteholder surrenders all rights to receive any payments of accrued interest on such Notes until the Exchange Restructuring closing.

  Instructions For Accepting the Exchange Offer

     There are two ways for you to accept the Exchange Offer:

     1. Complete and sign the Letter of Transmittal with any required signature guarantees and send it, together with a properly completed and signed Notice of Guaranteed Delivery ("Guaranty of Delivery") and the Notes, and any other documents required by the Letter of Transmittal, to the Exchange Agent; or

     2. Have your broker or bank sign and send in the Letter of Transmittal for you. If you are the beneficial owner of Notes registered in the name of a broker, dealer, bank, trust company, or other nominee and you want to do the Exchange Offer, promptly tell your registered holder to tender and consent.

          If you are a beneficial owner of a Note and want to do the Exchange Offer yourself, before doing so you will have to either have your Note transferred to your own name or get from your record holder a signed and completed bond power. Changing record ownership may take considerable time.

          We have hired Hill and Knowlton to be our Information Agent for the Exchange Offer. You should call the Information Agent at 1-800-755-3002 if you have any questions or need any help.

  Withdrawal Rights

     Notes sent in under the Exchange Offer (and the related consents and votes) may be withdrawn at any time before the Expiration Date.

  Procedures for Noteholders to Vote on the Prepackaged Plan

     Noteholders can vote to accept or reject the Prepackaged Plan. This is done by Ballot. The Letter of Transmittal and Guaranty of Delivery are NOT Ballots. There are 2 ballots -- GREY for record noteholders and BLUE for beneficial owner of Notes. Noteholders -- both beneficial and record -- should complete, sign and return their ballots to the Exchange Agent. If you are not sure which Ballot to use, call the Information Agent.

     Even if you accept the Exchange Offer, you should vote on the Prepackaged Plan so if the Exchange Offer does not happen we can proceed with a restructuring.

  Exchange Agent; Information Agent

     ChaseMellon Shareholder Services LLC is the Exchange Agent and Hill and Knowlton is the Information Agent for the Restructuring.

  Annual Meeting of Stockholders

     At the Meeting, stockholders will vote on three items relevant to the Exchange Restructuring. These three items are: (1) the Charter Amendment changing the par value of the common stock from $1.00 per share to $0.04 per share, (2) the Common Stock issuance in the Exchange Restructuring, and (3) the Option Plan.

     The Charter Amendment and New Common Stock issuance must be approved by holders of a majority of Common Stock outstanding on the May 23, 1997 Record Date. Only stockholders of record at the close of business on May 23, 1997 will be entitled to vote at the Meeting. As of May 23, 1997 there were outstanding approximately 10,750,000 shares of Common Stock.

     Each share of Common Stock is entitled to one vote on the Charter Amendment, the New Common Stock issuance, and the Option Plan. Stockholders have no appraisal or dissenters' rights with respect to any of the actions to be approved in connection with the restructuring. The Annual Meeting items are discussed in greater detail in the accompanying Proxy Statement.

     At February 10, 1997, the directors and officers of Rymer owned beneficially and of record an aggregate of 1,830,933 shares of Common Stock (approximately 17.0% of the outstanding Common Stock). All of such directors and officers intend to vote for the restructuring.

  Illustrative Unaudited Financial Information Giving Effect to the
Restructuring

     The following illustrated unaudited financial statement information gives effect to the Exchange Restructuring.

                     EXCHANGE RESTRUCTURING (95% EXCHANGE)
          ILLUSTRATIVE UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    YEAR ENDED OCTOBER 26, 1996
                                                             -----------------------------------------
                                                             CONSOLIDATED                 ILLUSTRATIVE
                                                              HISTORICAL    ADJUSTMENTS   CONSOLIDATED
                                                             ------------   -----------   ------------
Net sales..................................................    $44,329        $    --       $44,329
Cost of sales..............................................     42,516             --        42,516
                                                               -------        -------       -------
  Gross profit.............................................      1,813             --         1,813
Selling, general and administrative expense................      4,794             --         4,794
                                                               -------        -------       -------
  Operating loss...........................................     (2,981)            --        (2,981)
Interest expense...........................................      4,198         (3,515)(a)       683
Other income...............................................        (35)            --           (35)
                                                               -------        -------       -------
Loss from continuing operations before income taxes........     (7,144)        (3,515)       (3,629)
Provision for income taxes.................................         --             --            --
                                                               -------        -------       -------
Loss from continuing operations............................    $(7,144)       $(3,515)      $(3,629)
                                                               =======        =======       =======
Loss from continuing operations per common share*..........    $  (.66)                     $  (.88)

---------------

* Historical loss calculated with average shares of 10,754,000 outstanding. Illustrative loss calculated with average shares of 4,128,000 outstanding, after giving effect to the 25 into 1 reverse stock split.

               The accompanying notes are an integral part of the
                  illustrative unaudited financial statements.

                     EXCHANGE RESTRUCTURING (95% EXCHANGE)
          ILLUSTRATIVE UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              THIRTEEN WEEKS ENDED JANUARY 25, 1997
                                                            -----------------------------------------
                                                            CONSOLIDATED                 ILLUSTRATIVE
                                                             HISTORICAL    ADJUSTMENTS   CONSOLIDATED
                                                            ------------   -----------   ------------
Net sales.................................................    $ 8,278         $  --         $8,278
Cost of sales.............................................      7,575            --          7,575
                                                              -------         -----         ------
  Gross profit............................................        703            --            703
Selling, general and administrative expenses..............      1,057            --          1,057
                                                              -------         -----         ------
  Operating loss..........................................       (354)           --           (354)
Interest expense..........................................        879          (809)(b)         70
Other income..............................................        (10)           --            (10)
                                                              -------         -----         ------
  Loss from continuing operations before income taxes.....     (1,223)         (809)          (414)
Provision for income taxes................................         --            --             --
                                                              -------         -----         ------
Loss from continuing operations...........................    $(1,223)        $(809)        $ (414)
                                                              =======         =====         ======
Loss from continuing operations per common share*.........    $  (.11)                      $ (.10)

---------------

* Historical loss calculated with average shares of 10,754,000 outstanding. Illustrative loss calculated with average shares of 4,128,000 outstanding, after giving effect to the 25 into 1 reverse stock split.

                The accompanying notes are an integral part of the
            illustrative unaudited consolidated financial statements.

                      EXCHANGE RESTRUCTURING (95% EXCHANGE)
                ILLUSTRATIVE UNAUDITED CONSOLIDATED BALANCE SHEET
                       (IN THOUSANDS EXCEPT PER SHARE DATA)

                                      ASSETS

                                                                        JANUARY 25, 1997
                                                           ------------------------------------------
                                                           CONSOLIDATED                  ILLUSTRATIVE
                                                            HISTORICAL    ADJUSTMENTS    CONSOLIDATED
                                                           ------------   -----------    ------------
Current Assets:
Cash and Equivalents.....................................    $    586      $   (586)(c)     $   --
  Receivables............................................       1,658            --          1,658
  Inventories............................................       3,805            --          3,805
  Other..................................................         253            --            253
                                                             --------      --------         ------
          Total current assets...........................       6,302          (586)         5,716
                                                             --------      --------         ------
Property, plant and equipment:
  Leasehold improvements.................................       1,789            --          1,789
  Machinery and equipment................................       6,806            --          6,806
                                                             --------      --------         ------
                                                                8,595            --          8,595
Less accumulated depreciation and amortization...........       7,027            --          7,027
                                                             --------      --------         ------
                                                                1,568            --          1,568
                                                             --------      --------         ------
Assets held for sale or lease............................       1,150            --          1,150
Other....................................................         521          (421)(d)        100
                                                             --------      --------         ------
                                                             $  9,541      $  1,007         $8,534
                                                             ========      ========         ======

                           LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Notes payable -- Bank..................................    $     --      $    279(e)      $  279
  Senior Notes...........................................      23,483       (22,309)(d)      1,174
  Accounts payable.......................................         276            --            276
  Accrued interest.......................................         297          (279)(g)         18
  Accrued liabilities....................................       1,533            --          1,533
                                                             --------      --------         ------
          Total current liabilities......................      25,589       (22,309)         3,280
Long-term debt:..........................................         791          (542)(h)        249
                                                             --------      --------         ------
                                                               26,380       (22,851)         3,529
                                                             --------      --------         ------
Commitments and contingencies Stockholders'
  (deficit)/equity
  Preferred stock, none outstanding......................          --            --             --
  Common stock, $1 par (historical), $0.04 par
     (Illustrative) 20,000,000 shares authorized;
     10,754,093 shares outstanding in 1997 and 4,128,000
     shares outstanding on an Illustrative basis.........      10,754       (10,589)(i)        165
Additional paid-in capital...............................      44,363       (39,523)(j)      4,840
Accumulated deficit......................................     (71,956)       71,956(k)          --
                                                             --------      --------         ------
          Total stockholders' (deficit)/equity...........     (16,839)       21,844          5,005
                                                             --------      --------         ------
                                                             $  9,541      $ (1,007)        $8,534
                                                             ========      ========         ======

               The accompanying notes are an integral part of the illustrative unaudited consolidated financial statements.

          NOTES TO EXCHANGE RESTRUCTURING (95% EXCHANGE) ILLUSTRATIVE
                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION

     On March 3, 1997, the Board of Directors of Rymer (Rymer Foods or the Company) approved the Exchange Restructuring. The primary purpose of the restructuring is to achieve changes in the Company's capital structure that Rymer Foods believes are necessary to alleviate the problems caused by its excessive debt levels and debt and interest repayment obligations.

     The adjustments giving effect to the Exchange Restructuring assume that (i) 95% of the outstanding principal amount of the Senior Notes and deferred compensation payable are exchanged for 3,268,000 shares of Common Stock, (ii) the Company obtains the New Credit Facility, (iii) the Company issues 430,000 shares of Common Stock to management, and (iv) the 25 into 1 reverse stock split occurs.

     The proposed Exchange Restructuring would be accounted for as a quasi-reorganization. The Quasi-Reorganization involves an adjustment of the Company's balance sheet to fair market value and the transfer of the accumulated deficit reflected therein to additional paid in capital in accordance with quasi-reorganization accounting principles. The carrying values of the Company's assets and liabilities are expected to approximate fair value, therefore, the resulting shareholders equity of $1.21 per share is derived by dividing the book value of the Company subsequent to the reorganization by the amount of the new shares. The financial information assumes that 95% of the Senior Noteholders tender in the Exchange Restructuring.

     These illustrative unaudited consolidated financial statements are not necessarily indicative of the results which would have actually been obtained had all the transactions referred to above occurred on such dates. They should be read in conjunction with the Company's consolidated financial statements and the notes thereto.

NOTE 2 -- EXCHANGE RESTRUCTURING ADJUSTMENTS

     The Illustrative Unaudited Consolidated Balance Sheet presents the historical Consolidated Balance Sheet of the company as if all of the above transactions were consummated on January 25, 1997. The Illustrative Unaudited Consolidated Statements of Operations present the historical Consolidated Statements of Operations of the Company for the thirteen weeks ended January 25, 1997 and the year ended October 26, 1996 as if all of the above transactions had occurred on October 28, 1995 and are carried forward to January 25, 1997. The statements of operations disclose the loss from continuing operations, excluding nonrecurring items directly attributable to restructuring. Such items include estimated restructuring expenses of approximately $1.4 million, which will be expensed as incurred and reported as reorganization expenses, and a gain on exchange of the debt of approximately $22.7 million, which will be reported as an extraordinary item. These amounts will be included in Rymer's results of operations subsequent to the reorganization proceedings. In addition, the Company's results of operations subsequent to reorganization proceedings will include amounts related to forgiveness of interest free loans extended to senior management in amounts of up to approximately $208,000 which will be expensed over a three year employment period.

          NOTES TO EXCHANGE RESTRUCTURING (95% EXCHANGE) ILLUSTRATIVE
            UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

  (a)  Reduction in interest expense as a result of the
       restructuring (for the year ended October 26, 1996), as
       follows:
       Reduction of historical interest expense on deferred
       compensation payable........................................  $    (49)
       Reduction of historical interest expense (including
       amortization Senior Notes issue costs) relating to 95% of
       Senior Notes................................................    (3,551)
       Addition of estimated interest expense on borrowings to pay
       debt issuance costs and estimated restructuring expenses....        85
                                                                     --------
                                                                     $ (3,515)
                                                                     ========

  (b)  Reduction in interest expense as a result of the
       restructuring (for the thirteen weeks ended January 25,
       1997), as follows:
       Reduction of historical interest expense on deferred
       compensation payable........................................  $    (11)
       Reduction of historical interest expense (including
       amortization of Senior Notes issue costs) relating to 95% of
       Senior Notes................................................      (810)
       Addition of estimated interest expense on borrowings (net of existing cash investments) to pay debt issuance and
       estimated restructuring expenses............................        12
                                                                     --------
                                                                     $   (809)
                                                                     ========

  (c)  Elimination of cash as a result of incurring restructuring
       expenses....................................................  $   (586)
                                                                     ========
  (d)  Reduction of unamortized Senior Notes issue costs related to
       95% of the Senior Notes.....................................  $   (451)
       Record estimated fees for the New Credit Facility...........        30
                                                                     --------
                                                                     $   (421)
                                                                     ========
  (e)  Increase in bank debt from cash payments for restructuring expenses:
       Total estimated restructuring expenses......................  $1,355
       Bank fee (for New Credit Facility)..........................      30
       Less: Estimated amount to be paid in
                  Common stock (430,000 shares X $1.21)............    (520)
       Cash used...................................................    (586)
                                                                     ------
                                                                     $    279
                                                                     ========
  (f)  Reduction of Senior Notes which will be exchanged for approximately 3,190,532 shares of common stock. A total of
       95% of the Senior Notes are assumed to have been
       exchanged...................................................  $(22,309)
                                                                     ========
  (g)  Reduction of accrued interest expense on the Senior Notes...  $   (279)
                                                                     ========
  (h)  Elimination of deferred compensation payable which will be
       exchanged for 77,468 shares.................................  $   (542)
                                                                     ========
  (i)  Reduction of Senior Notes and deferred compensation payable which will be exchanged for approximately 3,268,000 shares of common stock. A total of 95% of the Senior Notes are
       assumed to have been exchanged.
       Par value of common shares issued to Senior Noteholders
       (143.02 common shares for each $1000 of Senior Note
       principal)..................................................  $    128
       Par value of common shares issued to deferred compensation
       claimant....................................................         3
       Par value of common shares issued to senior management......        17
       Par value of common shares eliminated in 25 into 1 reverse
       stock split.................................................   (10,737)
                                                                     --------
                                                                     $(10,589)
                                                                     ========

          NOTES TO EXCHANGE RESTRUCTURING (95% EXCHANGE) ILLUSTRATIVE
            UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             (DOLLARS IN THOUSANDS)
  (j)  Additional paid-in capital on common stock issued to
       deferred compensation claimant (77,468 shares X $1.17)......  $     91
       Additional paid-in capital on common stock issued to Senior
       Noteholders (3,190,532 shares X $1.17)......................     3,733
       Additional paid-in capital on common stock issued to senior
       management (430,000 shares X $1.17).........................       503
       Additional paid-in capital on common stock issued in reverse
       stock split (10,737,000 shares X $1.00).....................    10,737
       Elimination of accumulated deficit after adjustments........   (54,587)
                                                                     --------
                                                                     $(39,523)
                                                                     ========
  (k)  Record gain on exchange of Senior Notes and other
       adjustments to accumulated deficit, as follows:
       Carrying amount of Senior Notes exchanged net of bond
       issuance costs..............................................  $ 21,857
       Amounts allocated to common stock and additional paid-in
       capital (3,268,000 shares at $1.21).........................    (3,954)
       Accrued interest payable on Senior Notes exchange...........       279
       Carrying amount of deferred compensation payable............       542
       Estimated fees to be incurred upon the restructuring........    (1,355)
       Accumulated deficit after adjustments reclassified to
       additional paid-in capital..................................  $ 54,587
                                                                     --------
                                                                     $ 71,956
                                                                     ========

THE BANKRUPTCY RESTRUCTURING

     To increase the likelihood that the conversion of debt to equity result of the Exchange Restructuring will occur, we are asking that the stockholders and noteholders also approve the Prepackaged Bankruptcy Plan. The votes required for the Prepackaged Plan are different than those votes required for the Exchange Restructuring.

  Approval Requirements

     Approval of the Prepackaged Plan is based only on those noteholders and stockholders that send in Ballots. Approval of the Prepackaged Plan needs "For" votes from more than 50% in number and 66 2/3% in dollar amount of the noteholders and any other affected creditors that send in their Ballots and more than 66 2/3% of the stockholders that send in their Ballots. However, we can also do the Prepackaged Plan without approval of the stockholders, but doing so could be harder and could take more time.

     It is important that noteholders and stockholders vote because only actual votes received will be counted to determine if the Prepackaged Plan is approved. See "The Bankruptcy Restructuring -- Confirmation Without Acceptance." Failure to send in a signed Ballot by the Expiration Date will constitute an abstention. An abstention will not be counted as a vote "for" or "against" the Prepackaged Plan. See Disclosure Statement -- "Confirmation and Consummation Procedure" for a discussion of the requirements for confirmation of the Prepackaged Plan.

     If acceptances are received from (1) the noteholders, the deferred compensation claimant and other holders of unsecured claims that will not be satisfied in cash in the bankruptcy, as the impaired class of unsecured claims, and (2) the stockholders, as the impaired class of equity interests, in sufficient amounts and numbers to effect the bankruptcy restructuring, we expect to (but expressly reserves the right not to) file under Chapter 11 of the Bankruptcy Code and use those acceptances to confirm the Prepackaged Plan. If both the conditions to the Exchange Offer are satisfied and the Bankruptcy Restructuring is accepted, we will do the Exchange Offer.

     If we do not receive the needed approvals from both classes, we will review our options at that time. Our choices would include (1) filing the Prepackaged Plan without consent of both or either impaired classes or (2) simply filing for protection under the Bankruptcy Code without a pre-approved plan of reorganization, or (3) pursue other options such as liquidation. We reserve the right to pursue alternatives other than the exchange and the bankruptcy restructuring, even if all necessary approvals are obtained.

     Even if the noteholders and stockholders approve the Prepackaged Plan, the Prepackaged Plan may not be confirmed by a bankruptcy court. Although we believe that the Prepackaged Plan will meet the legal tests for court approval, there can be no assurance that a bankruptcy court will agree. For example, the Bankruptcy Code requires that the Prepackaged Plan be feasible and be in the best interests of creditors. These matters are discussed in detail under "Confirmation and Consummation Procedure" in the Disclosure Statement.

     The Prepackaged Plan does not include a bankruptcy filing by Rymer Meat or any other Subsidiary. Consequently, none of Rymer Meat's creditors would be directly affected by the bankruptcy restructuring.

     The bankruptcy restructuring involves substantially the same economic considerations and transactions as the exchange restructuring, except that in the bankruptcy restructuring 100% of the Notes and the deferred compensation claim will be retired and the Indenture through which the Notes were issued will be discharged.

     We have not at this time approved a bankruptcy filing. To the extent we deem it to be appropriate, we may choose to pursue other alternatives, including the implementation of a new restructuring plan outside of bankruptcy or the filing of Chapter 11 proceedings to implement a plan of reorganization other than the Prepackaged Plan. We believe, however, that if the restructuring is not consummated, it is likely that we will be unable to meet our June 15, 1997 interest payment on the Notes or continue our working capital financing. Hence, our only viable option would be to seek protection from creditors under Chapter 11 of the Bankruptcy Code. We believe that a bankruptcy proceeding initiated in such a manner would be lengthy and perhaps contested. This could substantially disrupt our operations and materially diminish our value. If, before the Prepackaged Plan is confirmed by the Bankruptcy Court, we modify the Plan in a way that materially adversely affects unsecured claims or the stockholders and which has not been described as possibly happening, we will resolicit the votes from the classes that are affected.

  Voting

     Only the beneficial owners of Notes and Common Stock at the close of business on May 23, 1997 are entitled to vote to accept or reject the Prepackaged Plan. These stockholders and noteholders may vote on the Prepackaged Plan whether or not they vote or act on the Exchange Offer, and regardless of how they so vote, or whether they send in their Notes in the Exchange Offer.

     For purposes of voting on the Prepackaged Plan, both Ballots and Master Ballots are furnished for the voting classes. The Green ballots are for voting by the beneficial owners of Notes, white ballots are for voting by beneficial owners of Common Stock, whether or not they are also the holder of record of such securities. For example, if Notes or Stock are held in the name of a broker, dealer, bank, trust company or other nominee, the true or beneficial owner must vote. These votes are combined into Master Ballots ("Master Ballots") voted by holders of record of Notes or Common Stock who hold for the account of one or more beneficial owners.

     Holders should complete the appropriate Ballot or Master Ballot carefully following these instructions and the instructions on the Ballot forms.

     If a person is both a noteholder and a stockholder, he or she should vote separately and complete a separate Ballot or Master Ballot for each class.

     Persons who acquire Notes or Common Stock after May 23, 1997 must arrange with the sellers to receive a proxy, Ballot or Letter of Transmittal, as the case may be, from the holder of record of such securities on May 23, 1997.

     Noteholders tendering using the procedures for guaranteed delivery (see "The Exchange Offer -- Procedures for Tendering") who desire to vote on the Prepackaged Plan must deliver to the Exchange Agent a Green Noteholder Ballot voting on the Prepackaged Plan. Timely delivery to the Exchange Agent of a Guaranty of Delivery is not a vote on the Prepackaged Plan.

  Trade Suppliers, Employees and Certain Contracts

     Rymer is a holding company. We do not have a significant amount of trade creditor claims. The Prepackaged Plan does not involve Rymer Meat's creditors. Rymer Meat intends to continue to pay all trade creditors and employees in full in the ordinary course of business. We are assuming that if (1) we obtain an extension of our Credit Agreement beyond July 31, 1997 and (2) LaSalle National Bank continues to advance funds and, together with the noteholders, abstains from exercising creditor remedies, then both Rymer and Rymer Meat should be able to pay their respective trade creditors and employees during the restructuring.

     We and Rymer Meat intend to pay, on time, all salaries, wages, accrued vacations, health-related benefits, severance benefits and similar benefits to all of our current officers and employees. We will reject all outstanding warrants and stock options and may reject some executory contracts in the bankruptcy proceeding pursuant to the Prepackaged Plan. A bankruptcy restructuring will have no impact on any collective bargaining agreements to which Rymer Meat is a party or is bound.

  Classification and Treatment of Noteholders and Stockholders under the Prepackaged Plan

     Here is a summary of the classification and treatment of claims and equity interests in the Prepackaged Plan:

             CLASS DESCRIPTION                               TREATMENT UNDER THE PLAN
             -----------------                               ------------------------
ADMINISTRATIVE EXPENSES. Costs and expenses        - UNIMPAIRED (non-voting)
of administration and expenses of operations       - Paid in full on the Effective Date or as
and claims of the kind specified under             the parties otherwise agree.
Section 507(a)(1) of the Bankruptcy Code.
CLASS 1. Allowed Priority Claims. These are        - UNIMPAIRED. (non-voting)
certain claims given priority under the            - Paid in full on the Effective Date or, if
Bankruptcy Code, other than Administrative         later, 11 days after being finally allowed
Expenses or those of a kind specified in           by the Bankruptcy Court, except that, at
Section 507(a)(2) of the Bankruptcy Code, to       Rymer's option, allowed priority tax claims
the extent allowed. We currently estimate          (together with accrued interest) may be paid
that about $110,000 would be paid to about 4       over a period not exceeding six years after
creditors as Allowed Priority Claims.              assessment.
CLASS 2. Allowed Secured Claims. This class        - UNIMPAIRED (non-voting)
includes LaSalle National Bank as a secured        - On the Effective Date, all defaults other
creditor.                                          than those specified in Section 365(b)(2) of
                                                   the Bankruptcy Code shall be cured. All
                                                   claims will be reinstated to maturity and
                                                   secured creditors shall retain all their
                                                   legal, equitable and contractual rights.
CLASS 3. Allowed Unsecured Claims (other           - IMPAIRED (voting)
than Class 5 claims). This class includes          - Holders will receive as of the Effective
the Notes, the deferred compensation claim         Date a pro rata distribution of 3,440,000
and a limited number of other claims               newly-issued shares of New Common Stock or
including contingent liabilities. The              approximately 143.02 shares for every $1,000
aggregate claims in Class 3 are                    of claims
approximately $23.6 million. There are
approximately 15 holders of record of Class
3 claims.

             CLASS DESCRIPTION                               TREATMENT UNDER THE PLAN
             -----------------                               ------------------------
CLASS 4. The Common Stock. There are               - IMPAIRED (voting)
approximately 10,754,000 issued and                - If Class 4 accepts the Plan, stockholders
outstanding shares of Common Stock. There          will receive 430,000 shares of New Common
are approximately 725 beneficial holders of        Stock or 4 shares for every 100 shares of
Class 4 Interests.                                 common stock now outstanding. The ownership
                                                   interest in Rymer represented by the Common
                                                   Stock outstanding prior to the Effective
                                                   Date will be substantially diluted from 100%
                                                   to 10%. If the plan is not accepted by Class
                                                   4, all outstanding Common Stock may be
                                                   cancelled. If this happens, stockholders
                                                   will receive nothing.
CLASS 5. All unsecured claims other than           - UNIMPAIRED (non-voting)
Class 3 less than $2,500. We currently             - Either paid in full on the Effective Date
estimate that about $150,000 would be paid         or, if later, 11 days after being finally
to about 150 creditors in this class.              allowed by the Bankruptcy Court, or
                                                   unaltered as to original legal, equitable
                                                   and contractual rights.

CONDITIONS TO THE BANKRUPTCY RESTRUCTURING

     The Bankruptcy Code requires that a bankruptcy court determine that the Prepackaged Plan complies with the requirements of Section 1129 of the Bankruptcy Code. The Bankruptcy Restructuring is conditioned upon, among other things, (1) acceptance of the Prepackaged Plan by the noteholders and deferred compensation claimant as a Class; (2) acceptance from the stockholders or confirmation of the Prepackaged Plan by a bankruptcy court without stockholder approval; (3) entry by the bankruptcy court of an order confirming the Prepackaged Plan, which confirmation order shall not be stayed and, unless waived by us with the written consent of the official committee of creditors or, if no such committee is set up, the Restricted Noteholder, shall be final and non-appealable; (4) signing of the new Employment Agreements with Mr. Ed Schenk and Mr. Ed Hebert; (5) opening a New Credit Facility providing for a $4 million credit line based upon borrowing base availability; and (6) all agreements, instruments and documents necessary in connection with consummation of the restructuring and the governance of Rymer and its Subsidiaries being in form and substance satisfactory to the official committee of creditors or, if no such committee is constituted, the Restricted Noteholder. We would expect that the closing of the Bankruptcy Restructuring would occur within 15 days following entry of a final order by a bankruptcy court confirming the Prepackaged Plan.

  Board of Directors

     The current members will continue to serve until the closing of the Bankruptcy Restructuring. At that time a new Board will be installed. The new Board would be Mr. Ed Schenk, Mr. Joe Colonnetta and three others to be determined.

  Amendments to the Prepackaged Plan

     We reserve the right to amend or modify the Prepackaged Plan, if and to the extent that we decide that amendments or modifications are needed to complete the bankruptcy restructuring. However, we will not amend or modify the Prepackaged Plan without the consent of the official committee of creditors or, if no such committee has been constituted, the Restricted Noteholder, and provide such disclosure and opportunity to change votes as may be required by law. If we decide that a modification to the Prepackaged Plan is material to a particular class, we will resolicit the approval of that class. We do not presently intend to waive any bankruptcy conditions or make any amendments or modifications; we just reserve the right to do so.

  Confirmation without Acceptance by the Stockholders

     Under the Bankruptcy Code, the Prepackaged Plan may be confirmed even if the Prepackaged Plan is not accepted by all impaired classes. In the bankruptcy restructuring, the noteholders (and the deferred compensation claimant) and the stockholders are the only impaired classes. Section 1129(b) of the Bankruptcy Code sets forth the conditions to a confirmation of a plan of reorganization without the acceptance of all impaired classes (or "cram-down," as it is generally called). Generally, if at least one impaired class of claims has accepted the Prepackaged Plan, the Prepackaged Plan may be confirmed over the dissent of other impaired classes of claims and interests. This can be done if
(1) the bankruptcy court finds that the Prepackaged Plan does not discriminate unfairly (generally meaning respecting the relative priorities among creditors and stockholders), and (2) if any dissenting class does not receive or retain property at least equal to the allowed amount of its claim or interest, no class junior to any such dissenting class receives or retains any property under the Prepackaged Plan.

     We reserve the right to seek confirmation of the Prepackaged Plan even if the stockholders do not accept the Prepackaged Plan. Confirmation, without the acceptance of the stockholders, could eliminate the distribution as to all stockholders. This means that the stockholders may get less than 10% of the New Common Stock and may even get nothing. We also reserve the right to proceed other than under the Prepackaged Plan, which could result in less favorable treatment to the stockholders than the treatment currently provided in the Prepackaged Plan. See "The Plan of Reorganization -- Confirmation without Acceptance by All Impaired Classes" in the Disclosure Statement.

  Non-Acceptance by Noteholders

     We do not intend to seek confirmation of the Prepackaged Plan if the noteholders, voting as a class, do not accept the Prepackaged Plan. We may choose instead to seek an alternative means of restructuring, including the filing of a Chapter 11 proceeding without a pre-approved plan of reorganization. We believe that if this happens, the noteholders and the deferred compensation claimant will receive substantially less than the recovery provided in the Prepackaged Plan and that the stockholders will receive nothing. See "Alternatives to Confirmation and Consummation of the Prepackaged Plan" in the Disclosure Statement.

  Exchange of Stock Certificates; Fractional Shares

     No certificates or scrip representing fractional shares of Common Stock will be issued. The Exchange Agent will round up to the next highest whole number of shares.

  Revocation Rights

     Votes to accept or reject the Prepackaged Plan may be revoked at any time before the earlier of (1) the filing of a bankruptcy petition in connection with the bankruptcy restructuring or (2) the Expiration Date. Thereafter, such votes may be revoked only with the approval of the bankruptcy court.

  Amendments to Certificate of Incorporation

     The Prepackaged Plan provides that Rymer's Certificate of Incorporation will be amended to give effect to the Charter Amendments on the Effective Date.

  Release of Claims

     In addition to voting on the Prepackaged Plan, the Ballots provide that approving noteholders and stockholders may release their claims, if any, against Rymer, its officers, directors, agents, employees and controlling stockholders, the Indenture Trustee and its affiliates, and the Restricted Noteholder. The release is intended to assure us of a fresh start. The release will only be binding if the bankruptcy restructuring is effected and only with respect to the noteholders and stockholders who release their claims by checking the appropriate box on the ballot.

  Illustrative Unaudited Financial Information giving Effect to the Bankruptcy Restructuring

     The following Illustrative unaudited financial statement information including the capitalization of Rymer assumes (unless otherwise indicated) that
(i) the bankruptcy restructuring happens and (ii) all other assumed events and matters described in the accompanying notes occur.

                    BANKRUPTCY RESTRUCTURING (100% EXCHANGE)
          ILLUSTRATIVE UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            THIRTEEN WEEKS ENDED JANUARY 25, 1997
                                                         -------------------------------------------
                                                         CONSOLIDATED                   ILLUSTRATIVE
                                                          HISTORICAL     ADJUSTMENTS    CONSOLIDATED
                                                         ------------    -----------    ------------
Net sales..............................................    $ 8,278          $  --          $8,278
Cost of sales..........................................      7,575             --           7,575
                                                           -------          -----          ------
  Gross profit.........................................        703             --             703
Selling, general and administrative expenses...........      1,057             --           1,057
                                                           -------          -----          ------
  Operating loss.......................................       (354)            --            (354)
Interest expense.......................................        879           (852)(b)          27
Other income...........................................        (10)            --             (10)
                                                           -------          -----          ------
  Loss from continuing operations before income
     taxes.............................................     (1,223)           852            (371)
Provision for income taxes.............................         --             --              --
                                                           -------          -----          ------
  Net loss from continuing operations..................    $(1,223)         $ 852          $ (371)
                                                           =======          =====          ======
Loss from continuing operations per common share*......      $(.11)                            $(.09)

---------------

* Historical loss calculated with average of 10,754,000 shares outstanding. Illustrative loss calculated with average of 4,300,000 shares outstanding after giving effect to the 25 into 1 reverse stock split.

               The accompanying notes are an integral part of the illustrative unaudited consolidated financial statements.

                    BANKRUPTCY RESTRUCTURING (100% EXCHANGE)
          ILLUSTRATIVE UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED OCTOBER 26, 1996
                                                         -------------------------------------------
                                                         CONSOLIDATED                   ILLUSTRATIVE
                                                          HISTORICAL     ADJUSTMENTS    CONSOLIDATED
                                                         ------------    -----------    ------------
Net sales..............................................    $44,329         $    --        $44,329
Cost of sales..........................................     42,516              --         42,516
                                                           -------         -------        -------
  Gross profit.........................................      1,813              --          1,813
Selling, general and administrative expenses...........      4,794              --          4,794
                                                           -------         -------        -------
  Operating loss.......................................     (2,981)             --         (2,981)
Interest expense.......................................      4,198          (3,704)(a)        494
Other income...........................................        (35)             --            (35)
                                                           -------         -------        -------
Loss from continuing operations before income taxes....     (7,144)         (3,704)        (3,440)
Provision for income taxes.............................         --              --             --
                                                           -------         -------        -------
Loss from continuing operations........................    $(7,144)        $(3,704)       $(3,440)
                                                           =======         =======        =======
Loss from continuing operations per common share*......      $(.66)                            $(.80)

---------------

* Historical loss calculated with average shares of 10,754,000 outstanding. Illustrative loss calculated with average shares of 4,300,000 outstanding, after giving effect to the 25 into 1 reverse stock split.

               The accompanying notes are an integral part of the
                  illustrative unaudited financial statements.

                   BANKRUPTCY RESTRUCTURING (100% EXCHANGED)
               ILLUSTRATIVE UNAUDITED CONSOLIDATED BALANCE SHEET
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                                      JANUARY 25, 1997
                                                         -------------------------------------------
                                                         CONSOLIDATED                   ILLUSTRATIVE
                                                          HISTORICAL     ADJUSTMENTS    CONSOLIDATED
                                                         ------------    -----------    ------------
Current assets:
Cash and Equivalents:..................................    $    586       $   (586)(c)    $    --
  Receivables..........................................       1,658             --          1,658
  Inventories..........................................       3,805             --          3,805
  Other................................................         253             --            253
                                                           --------       --------        -------
          Total current assets.........................       6,302           (586)         5,716
                                                           --------       --------        -------
Property, plant and equipment:
  Leasehold improvements...............................       1,789             --          1,789
  Machinery and equipment..............................       6,806             --          6,806
                                                           --------       --------        -------
                                                              8,595             --          8,595
Less accumulated depreciation and amortization.........       7,027             --          7,027
                                                              1,508             --          1,568
                                                           --------       --------        -------
Assets held for sale or lease..........................       1,150             --          1,150
Other..................................................         521           (445)(d)         76
                                                           --------       --------        -------
                                                           $  9,541       $ (1,031)       $ 8,510
                                                           ========       ========        =======

                           LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Notes payable -- Bank................................    $     --       $    279(e)     $   279
  Senior Notes.........................................      23,483        (23,483)(f)         --
  Accounts payable.....................................         276             --            276
  Accrued interest.....................................         297           (294)(g)          3
  Accrued liabilities..................................       1,533             --          1,533
                                                           --------       --------        -------
          Total current liabilities....................      25,589        (23,498)         2,091
Long-term debt:........................................         791           (570)(h)        221
                                                           --------       --------        -------
                                                             26,380        (24,068)         2,312
                                                           --------       --------        -------
Commitments and contingencies
Stockholders' (deficit) equity
  Preferred stock, none outstanding....................          --             --             --
  Common stock, $1 par (historical) $0.04 par
     (illustrative), 20,000,000 shares authorized;
     10,754,093 shares outstanding in 1997 and
     4,300,000 shares outstanding on an illustrative
     basis.............................................      10,754        (10,582)(i)        172
Additional paid-in capital.............................      44,363         38,337(j)       6,026
Accumulated deficit....................................     (71,956)        71,596(k)          --
                                                           --------       --------        -------
          Total stockholders' (deficit)/equity.........     (16,839)        23,037          6,198
                                                           --------       --------        -------
                                                           $  9,541       $ (1,031)       $ 8,510
                                                           ========       ========        =======

         The accompanying notes are considered an integral part of the illustrative unaudited consolidated statements.

         NOTES TO BANKRUPTCY RESTRUCTURING (100% EXCHANGE) ILLUSTRATIVE
                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION

     On March 3, 1997, the Board of Directors of Rymer (Rymer Foods or the Company) approved the Exchange Restructuring. The primary purpose of the restructuring is to achieve changes in the Company's capital structure that Rymer Foods believes are necessary to alleviate the problems caused by its excessive debt levels and debt and interest repayment obligations.

     The adjustments giving effect to the Bankruptcy Restructuring assume that
(i) 100% of the outstanding principal amount of the Senior Notes and deferred compensation payable are exchanged for 3,440,000 shares of Common Stock, (ii) the Company obtains the New Credit Facility, (iii) the Company issues 430,000 shares of Common Stock to management, and (iv) a 25 into 1 reverse stock split occurs.

     Pursuant to SOP 90-7, the Company will adopt "fresh start" reporting as of the effective date of the Plan. Management of the Company has estimated that Rymer's reorganization value is equal to the carrying values of the assets at the effective date of the Plan. Liabilities existing as of the effective date of the Plan are stated at the present values of amounts to be paid. Accordingly, the resulting shareholders equity of $1.44 per share is derived by dividing the book value of the Company subsequent to the reorganization by the amount of the new shares. As a result of adopting fresh start reporting upon emerging from Chapter 11 status, the "new" Company will have no beginning retained earnings or deficit. In future reporting periods, Rymer's financial statements will be presented on a different basis than for prior reporting periods and, therefore will not be comparable with those financial statements prepared before the Plan is confirmed.

     These illustrative unaudited consolidated financial statements are not necessarily indicative of the results which would have actually been obtained had all the transactions referred to above occurred on such dates. These Illustrative unaudited consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and the notes thereto.

NOTE 2 -- ADJUSTMENTS

     The Illustrative Unaudited Consolidated Balance Sheet presents the historical Consolidated Balance Sheet of the Company as if all of the above transactions were consummated on January 25, 1997. The Illustrative Unaudited Consolidated Statements of Operations present the historical Consolidated Statements of Operations of the Company for the thirteen weeks ended January 25, 1997 and the year ended October 26, 1996 as if all of the above transactions had occurred October 26, 1995 and carried forward to January 25, 1997.

     The illustrative statements of operations disclose the loss from continuing operations, excluding nonrecurring items directly attributable to the restructuring. Such items include estimated restructuring expenses of approximately $1.5 million, which will be expensed as incurred and reported as reorganization expenses, and a gain on exchange of the Senior Notes of approximately $23.9 million, which will be reported as an extraordinary item. These amounts will be included in the Company's results of operations prior to fresh start accounting. In addition, the Company's results of operations subsequent to fresh start accounting will include amounts

         NOTES TO BANKRUPTCY RESTRUCTURING (100% EXCHANGE) ILLUSTRATIVE
            UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

related to forgiveness of interest free loans extended to senior management in amounts of up to approximately $250,000 which will be expensed over a three year employment period.

(a)  Reduction in interest expense as a result of the restructuring (for the year ended 10/26/96), as follows:
     Elimination of historical interest expense on deferred compensation
     payable.............................................................    $    (51)
     Elimination of historical interest expense (including amortization
     of Senior...........................................................      (3,738)
     Notes issue costs) relating to 100% of Senior Notes.................          85
                                                                             --------
     Addition of estimated interest expense on borrowings to pay debt
     issuance cost and estimated restructuring expenses..................    $ (3,704)
                                                                             ========
(b)  Reduction in interest expense as a result of the restructuring (for the thirteen weeks ended January 25, 1997), as follows:
     Elimination of historical interest expense on deferred compensation
     payable.............................................................    $    (12)
     Elimination of historical interest expense (including amortization
     of Senior...........................................................        (852)
     Notes issue costs) relating to 100% of Senior Notes.................          12
                                                                             --------
     Addition of estimated interest expense on borrowings (net of existing cash investments) to pay cash debt issuance cost and
     estimated restructuring expenses....................................    $   (852)
                                                                             ========
(c)  Elimination of cash as a result of incurring restructuring
     expenses............................................................    $   (586)
                                                                             ========
(d)  Reduction of unamortized Note issue costs related to 100% of the
     Senior Notes........................................................    $   (475)
     Record estimated fees for the New Credit Facility...................          30
                                                                             --------
                                                                             $   (445)
                                                                             ========
(e)  Increase in bank debt from cash payments for restructuring expenses:
     Total estimated restructuring expenses......................  $1,455
     Bank fee (for replacement credit agreement).................      30
     Less: Estimated amount to be paid in Common Stock (430,000
     shares x $1.44).............................................    (620)
     Cash used...................................................    (586)   $    279
                                                                   ------    ========
(f)  Elimination of Senior Notes which will be exchanged for approximately 3,358,539 shares of common stock. One hundred percent
     are assumed to have been exchanged..................................    $(23,483)
                                                                             ========
(g)  Elimination of accrued interest expense on Senior Notes.............    $   (294)
                                                                             ========
(h)  Elimination of deferred compensation payable which will be exchanged
     for 81,521 shares...................................................    $   (570)
                                                                             ========
(i)  Elimination of Senior Notes and deferred compensation payable which will be exchanged for approximately 3,440,000 shares of Common
     Stock. 100% of the Senior Notes are assumed to have been exchanged.
     Par value of common shares issued to Senior Noteholders (143.02
     common shares for each $1000 of Senior Note principal)..............    $    135
     Par value of common shares issued to deferred compensation
     claimant............................................................           3
     Par value of common shares issued to senior management..............          17
     Par value of common shares eliminated in 25 into 1 reverse stock
     split...............................................................     (10,737)
                                                                             --------
                                                                             $(10,582)
                                                                             ========

         NOTES TO BANKRUPTCY RESTRUCTURING (100% EXCHANGE) ILLUSTRATIVE
            UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

(j)  Additional paid-in capital on common stock issued to deferred
     compensation claimant (81,521 shares x $1.40).......................    $    114
     Additional paid-in capital on common stock issued to Senior
     Noteholders (3,358,479 shares x $1.40)..............................       4,707
     Additional paid-in capital on common stock issued to senior
     management (430,000 shares x $1.40).................................         603
     Additional paid-in capital on common stock issued in reverse stock
     split (10,737,000 shares x $1.00)...................................      10,737
     Elimination of accumulated deficit after adjustments................     (54,498)
                                                                             --------
                                                                             $(38,337)
                                                                             ========
(k)  Record gain on exchange of Senior Notes and other
     adjustments to Retained Earnings, as follows:
     Carrying amount of Senior Notes exchanged net of bond issuance
     costs...............................................................    $ 23,008
     Amounts allocated to common stock and additional paid-in capital
     (3,440,000 shares at $1.44).........................................      (4,959)
     Accrued interest payable on Senior Notes exchange...................         294
     Carrying amount of deferred compensation payable....................         570
     Estimated fees to be incurred upon the restructuring................      (1,455)
     Accumulated deficit after adjustments reclassified to additional
     paid-in capital.....................................................      54,498
                                                                             --------
                                                                             $ 71,956
                                                                             ========


CAPITALIZATION OF THE COMPANY

     The following table sets forth the consolidated current maturities of our long-term debt and our capitalization as of January 25, 1997, and as adjusted to give effect to the restructuring. You should read this information in conjunction with our Consolidated Financial Statements and accompanying notes. See "Financial Statements" and "Illustrative Financial Information."

                                                                      JANUARY 25, 1997
                                                       -----------------------------------------------
                                                       CONSOLIDATED       EXCHANGE        BANKRUPTCY
                                                        HISTORICAL     RESTRUCTURING*    RESTRUCTURING
                                                       ------------    --------------    -------------
                                                            (IN THOUSANDS EXCEPT PER SHARE DATA)
Current maturities of long-term debt Senior Notes....    $ 23,483          $1,174           $    0
                                                         --------          ------           ------
Total current maturities of long term debt...........      23,483           1,174                0
Long-term Debt.......................................
          Total long-term debt.......................         791             249              221
                                                         --------          ------           ------
Shareholders (deficit) equity Common Stock, $1 par
  (historical) $0.04 par (as adjusted), 20,000,000
  shares authorized; 10,754,093 shares outstanding
  (historical), 4,128,000 shares outstanding
  (exchange) and 4,300,000 shares outstanding
  (bankruptcy).......................................      10,754             165              172
Additional paid-in capital...........................      44,363           4,840            6,026
Accumulated deficit..................................     (71,956)              0                0
                                                         --------          ------           ------
          Total Stockholder's (deficit) equity.......     (16,839)          5,005            6,198
                                                         --------          ------           ------
          Total Capitalization.......................    $  7,435          $6,707           $6,419
                                                         ========          ======           ======

---------------

* Assumes 95% of Senior Notes are exchanged.

DESCRIPTION OF CAPITAL STOCK

     After our exchange restructuring, our authorized capital stock will consist of 20,000,000 shares of Common Stock, par value $0.04, and 400,000 shares of Preferred Stock, par value $10.00 per share.

     Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. The Common Stock has cumulative voting rights for the election of directors. Subject to the restrictions imposed by the Replacement Credit Agreement, dividends may be paid to the holders of shares of Common Stock when and if declared by the Board of Directors out of funds legally available for dividends. All outstanding shares of Common Stock are fully paid and non-assessable. Upon the liquidation, dissolution, or winding up of our affairs, whether voluntary or involuntary, the holders of Common Stock are entitled to share ratably in all assets available for distribution after payment of all liabilities and liquidation preferences of the Preferred Stock, if any. Holders of Common Stock have no preemptive rights, no cumulative voting rights, and no rights to convert their Common Stock into any other securities.

     We are subject to Section 203 of the Delaware GCL. Section 203 of the Delaware GCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (1) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation; (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (3) on or after such date, the business combination is approved by the board of directors and by the affirmative vote of at least
66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, asset sales, and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

     Our Amended and Restated Certificate of Incorporation and By-Laws contain a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential "antitakeover" effect in that such provisions may delay, defer, or prevent a change of control. These provisions include the requirement that not less than 66 2/3% of the voting power present and entitled to vote at a duly called shareholder's meeting approve any proposal for (1) the merger of the Company or any significant Subsidiary with any other corporation, or (2) the sale, lease, transfer, or other disposition of all or any substantial part of our assets.

     Our Board of Directors can, without stockholder approval, issue from time to time, authorized but unissued preferred stock in one or more series and to fix the number of shares to be included in each series and the designations of the relative rights, preferences and limitations of each series. We have no preferred stock issued and outstanding at this time and no present intention to issue any.

MARKET PRICES AND DIVIDENDS

     Our Common Stock was traded on the New York Stock Exchange ("NYSE") until it was suspended from trading by the NYSE on February 19, 1997. The high and low sales prices on the last day of trading were $0.24 and $0.14. Since February 19, 1997, our Common Stock has been traded on the NASDAQ Bulletin Board. There is one market maker, Carr Securities. From February 20th through May 22, 1997 the high and low sales prices have been $0.15 and $0.03 respectively. One reason for the reverse stock split is to increase the possibility of the New Common Stock being accepted for listing by the NASDAQ/NMS system.

     The Senior Notes are traded in the over-the-counter market. The last reported bid quotation for each $1,000 principal amount of Senior Notes during the week of May 26th was exchange of $350 to 400 per thousand. This information is based on reports of market makers in the Senior Notes. Over-the-counter price quotations may represent inter-dealer prices (without retail mark-ups, mark-downs or commissions) which may not represent actual transactions and do not necessarily reflect all transactions in Senior Notes. Quotations for securities which are not actively traded, such as the Notes, may differ from actual trading prices and should be viewed only as approximations of market value.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  Consequences to Rymer and Rymer Meat

     The federal income tax consequences to Rymer and Rymer Meat will vary depending upon whether the Exchange Restructuring or the Bankruptcy Restructuring is put into effect. According to our attorneys, Rudnick & Wolfe, there are three tax issues: first, whether we will be required to recognize taxable income by reason of the discharge of indebtedness; second, whether our net operating loss carryovers or other tax attributes will be reduced by our not recognizing debt discharge income; and third, whether the restructuring is a "change of ownership" that will limit the use of our net operating loss carryovers.

     At October 26, 1996, we had net operating loss carryforwards of approximately $38.6 million. We expect that 1997 losses will add to the carryforward.

     Exchange Restructuring. If the Exchange Restructuring is done, we will realize income from the cancellation of indebtedness to the extent the amount of the Senior Notes (including any accrued interest) cancelled is more than the fair market value of the New Common Stock issued in exchange for the Senior Notes. However, our debt discharge income will not be taxable to the extent that we are insolvent immediately before the discharge, that is, our liabilities exceed the fair market value of our assets. That excess will not be subject to current federal income tax. But, if the debt discharge income is more than the excess liabilities, this excess amount will be taxable income.

     The untaxed debt discharge income will be charged against our other tax attributes in the following priority:

       (i) Net operating losses and net operating loss carryovers;

      (ii) General business credits ( 1/3 reduction);

     (iii) Minimum tax credits;

     (iv) Net capital loss and any net capital loss carryovers;

      (v) The basis of property;

     (vi) Passive activity loss or credit carryovers; and

     (vii) Foreign tax credit carryovers ( 1/3 reduction).

     Instead of following this order of priority to reduce tax attributes, we may elect to instead first reduce the basis of our depreciable property. We can bring our depreciable asset basis down to zero and then charge the unrecognized income against our other tax attributes. In either case, any basis reductions are treated as accelerated depreciation and subject to recapture as ordinary income upon disposition of the assets. This recapture effect lessens over time.

     In addition, our ability to use net operating loss carryovers after the Exchange Restructuring will be limited. If a corporation with net operating loss carryovers experiences a "change of ownership," the use of the net operating loss carryovers is subject to an annual limitation. A change of ownership occurs if there is a more than 50% change in the stock ownership. The Exchange Restructuring will result in a change of ownership of both Rymer and Rymer Meat.

     After the Exchange Restructuring, the use of our net operating loss carryovers in any year will be limited to the product of the "long-term tax-exempt rate" in effect at the time of the Exchange Restructuring multiplied by the value of all of our Common Stock before the Exchange Restructuring. For this purpose, the value of our stock will be measured after taking into account the Exchange Restructuring. The "long-term tax-exempt rate" is an interest rate adjusted monthly and published by the Internal Revenue Service. For May 1997, the long-term tax-exempt rate is 5.64%. For example, if the Exchange Restructuring were to occur in May 1997, we would be limited in the annual use of our net operating loss carryovers to the product of 5.64% multiplied by the value of our stock. If our stock is worth $1.21 per share after the Exchange Restructuring, its total value would be $5,203,000 and the net operating loss carry-forward would be limited to $293,450 per year.

     Bankruptcy Restructuring. If the Bankruptcy Restructuring occurs, we will realize debt discharge income as in the Exchange Restructuring. This debt discharge income will not be taxable since it will arise as part of a Chapter 11 bankruptcy case. Unlike the exclusion described with respect to the Exchange Restructuring, the exclusion from tax of debt discharge income arising in bankruptcy is not limited by the amount of the insolvency of the debtor. Accordingly, we would not be taxed on any of the debt discharge income arising in the Bankruptcy Restructuring. Our tax attributes, however, would be reduced by the excluded debt discharge income, in the same manner as in the Exchange Restructuring.

     The limits on the use of net operating losses after an ownership change do not apply if the change occurs in a bankruptcy case and the shareholders and creditors of the corporation immediately before the ownership change own at least 50% of the stock after the ownership change. For purposes of this test, only "qualified creditors" that become shareholders are counted. A qualified creditor is a creditor that has been owed the same money for at least 18 months before the bankruptcy filing who receives stock in full or partial satisfaction of that indebtedness pursuant to a plan approved by the bankruptcy court. To our knowledge, if the Bankruptcy Restructuring takes effect, the Senior Notes will constitute qualified indebtedness and the noteholders will constitute qualified creditors for this purpose.

     Assuming that the Noteholders are qualified creditors, our ability to use our net operating loss carryovers will not be limited by the Bankruptcy Restructuring. One condition to this special rule, however, requires that our net operating losses must be reduced by a portion of the interest that has been deducted on the Senior Notes. This reduction is required for interest deducted during the three years preceding the Bankruptcy Restructuring. The application of this rule would reduce our net operating loss carryovers by approximately $7,000,000.

     One other condition to this special rule provides that if another ownership change occurs during the two years immediately following the Bankruptcy Restructuring, we will not be allowed to use any net operating loss carryovers arising before the second ownership change.

     The application to Rymer Meat of the special rule pertaining to bankruptcies is not clear. This rule applies only to corporations in bankruptcy. Since Rymer Meat will not be in bankruptcy, the general limitation on the use of losses after an ownership change may limit the use of net operating loss carryovers attributable to Rymer Meat. This limitation is described above in connection with the Exchange Restructuring.

  Consequences to Noteholders

     In general, Noteholders should not recognize taxable gain or loss from the exchange of Senior Notes for New Common Stock (whether in the Exchange Restructuring or the Bankruptcy Restructuring). The tax basis of Notes will be allocated to the New Common Stock received. New Common Stock issued to pay interest will be taxable income to the noteholder in the amount the fair market value of the New Common Stock so issued, if the noteholder has not previously recognized the interest as taxable income. New Common Stock will be issued to noteholders in payment of interest in the same proportion as New Common Stock is issued in payment of principal under the Senior Notes, i.e., based on the same ratio of 143.02 shares of New Common Stock in exchange for $1,000 of indebtedness of principal and accrued interest.

  Consequences to Stockholders

     The existing stockholders that exchange shares of stock for shares of New Common Stock after the reverse stock split, as part of either the exchange restructuring or the bankruptcy restructuring, will not recognize gain or loss for federal income tax purposes. The tax basis of the New Common Stock received will equal the tax basis of the stock that is surrendered.

     ALL NOTEHOLDERS AND STOCKHOLDERS SHOULD CONSULT THEIR OWN ADVISORS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN

TAX CONSEQUENCES (IF ANY) OF THE RESTRUCTURING AND OF THE OWNERSHIP AND DISPOSITION OF THE NEW COMMON STOCK.

LEGAL OPINIONS

     Certain legal matters in connection with the restructuring and New Common Stock including certain Federal income tax considerations, will be passed upon for us by Rudnick & Wolfe, our legal counsel.

EXPERTS

     Our consolidated balance sheets as of October 26, 1996 and October 28, 1995 and the consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended October 26, 1996, incorporated by reference in this Prospectus and in the Registration Statement on Form S-4, have been included in reliance upon the report, which includes an explanatory paragraph that describes an uncertainty about our ability to continue as a going concern as discussed in the Notes to said financial statements of Coopers & Lybrand L.L.P. independent accountants, given on the authority of said firm as experts in accounting and auditing.

FINANCIAL PROJECTIONS

     We have prepared the following projections to illustrate the effects of the restructuring and to assess whether we can reasonably be expected to meet our financial obligations. The projections should not be relied upon as representative of future results. The estimates and assumptions underlying the projections are inherently uncertain. They are based on events that have not taken place, are subject to significant economic, competitive and other uncertainties and contingencies beyond our control and involve judgments based upon past performance and industry trends, which may not necessarily be indicative of future performance or trends. Consequently, there can be no assurance that the projected results can be realized, or that actual results will not be higher or lower than those projected.

     We believe that the basis for our projections is reasonable, taking into account the purpose for which they were prepared. However, our accounting staff did not prepare the projections with a view toward compliance with the published guidelines of the Securities and Exchange Commission or the American Institute of Certified Public Accountants regarding projections or forecasts. Coopers & Lybrand L.L.P., the Company's independent accountants, has neither examined, reviewed nor compiled the projections and, consequently, does not express an opinion or any other form of assurance with respect to them. Based upon our accounting staff's knowledge of generally accepted accounting principles, we believe that the projections are presented on a basis consistent with generally accepted accounting principles as applied to our historical financial statements. Noteholders and stockholders are cautioned not to place undue reliance on these projections in determining whether or how to vote at the Meeting or whether to tender into the Exchange Offer or accept the Prepackaged Plan.

     The financial projections demonstrate that, if our assumptions are reasonably accurate, we can reasonably be expected to meet our restructured financial obligations through fiscal year 2000.

     The financial projections, which were compiled on March 25, 1997, are based upon assumptions that we believe provide a reasonable basis for presenting the effects of the restructuring.

ASSUMPTIONS

     The general assumptions used to prepare these projections include the following:

         1. The restructuring happens at the end of July 1997 and is accounted for as provided under "Accounting Treatment of the Restructuring".

         2. The 11% Senior Notes are exchanged for approximately 80% of the New Common Stock;

         3.  Stockholders retain 10% of the New Common Stock.

         4.  Senior management is issued 10% of the New Common Stock.

         5. All other outstanding indebtedness is refinanced through a $4 million revolving credit facility:

            Major covenants anticipated as part of the new credit facility are as follows:

                 (1) Minimum tangible net worth covenant.

                 (2) Minimum cumulative Earnings Before Taxes, Interest,
                     Depreciation and Amortization

         6.  Inventory levels are based on 9 times average turnover ratio.

         7.  Receivables are projected at 5.9% of sales.

         8. Projected sales are based on senior management projections for growth unadjusted for inflation. We assume that demand in the "comfort" meals segment of the industry will continue to increase and that stabilizing our financial position will enable us to attract more customers.

         9. Cost of sales: projections assume that operating costs will not increase in proportion to the increases in sales.

        10. The proposed Exchange Restructuring would be accounted for as a quasi-reorganization. The quasi-reorganization involves an adjustment of our balance sheet to fair value and the transfer of the retained deficit to additional paid-in capital. The carrying values of our remaining assets and liabilities are expected to approximate fair value. The Bankruptcy Restructuring would be accounted for in accordance with the accounting principles required under SOP No. 90-7 for entities qualifying for fresh-start accounting. As a result of adopting 'fresh start' reporting, upon emerging from Bankruptcy the 'new' company will have no retained earnings or deficit.

        11. It is assumed $1.5 million of expenses are incurred in connection with the restructuring.

        12. An effective tax rate of 40% is assumed for fiscal years 1998 through 2000 for federal, state and local taxes, although there may be substantial net operating loss carryforwards used to minimize actual tax payments. However, due to the uncertainties of such NOL carryforwards, they are not included in the projections.

        13. There are assumed no additional adverse effects resulting from the bankruptcy restructuring as compared to the exchange restructuring. It is possible that the sales (and, accordingly, earnings) would decline during such bankruptcy proceeding and that we would be unable to recover such lost sales (and earnings) during any future period.

                                RYMER FOODS INC.
                             EXCHANGE RESTRUCTURING

           PROJECTED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                        FISCAL YEAR ENDED
                                                            -----------------------------------------
                                                            OCTOBER 31,    OCTOBER 30,    OCTOBER 29,
                                                               1998           1999           2000
                                                            -----------    -----------    -----------
Net Sales.................................................   $  45,657      $  52,050      $  58,295
Cost of sales.............................................      40,163         44,929         50,321
                                                             ---------      ---------      ---------
Gross profit..............................................       5,494          7,121          7,974
Selling, general and administrative expense...............       4,649          4,743          4,837
                                                             ---------      ---------      ---------
Operating income..........................................         845          2,378          3,137
                                                             ---------      ---------      ---------
Interest expense..........................................         490            501            469
Other income..............................................           0              0              0
Income before taxes.......................................         355          1,877          2,668
Provision for income taxes................................         142            751          1,067
                                                             ---------      ---------      ---------
Net income................................................   $     213          1,126          1,601
                                                             =========      =========      =========
Net income per common shares Primary......................   $    0.05      $    0.27      $    0.39
Fully diluted.............................................   $    0.05      $    0.25      $    0.35
Weighted Average Shares of Common Stock Outstanding:
Primary...................................................   4,128,000      4,128,000      4,128,000
Fully diluted.............................................   4,558,000      4,558,000      4,558,000
Capital Expenditures......................................   $     800      $   1,000      $   1,200
Depreciation & Amortization...............................         752            940          1,128
Supplementary Information:
Coverage Ratios:
EBITA(1)/Total Net Interest...............................         1.7            4.7            6.7
EBITDA(2) less capital expenditures/Total Net Interest....         1.6            4.6            6.5

---------------

(1) EBITA is defined as earnings before interest, taxes and amortization

(2) EBITDA is defined as earnings before interest, taxes, depreciation and amortization

                                RYMER FOODS INC.

                             EXCHANGE RESTRUCTURING
                PROJECTED CONSOLIDATED UNAUDITED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                           PROJECTIONS
                                                            -----------------------------------------
                                                            OCTOBER 31,    OCTOBER 30,    OCTOBER 29,
                                                               1998           1999           2000
                                                            -----------    -----------    -----------
Current Assets:
Cash......................................................    $     0        $     0        $     0
Receivables...............................................      2,712          3,067          3,414
Inventories...............................................      4,674          5,217          5,831
Other.....................................................        227            252            277
                                                              -------        -------        -------
          Total Current Assets............................      7,613          8,536          9,522
Property, plant and equipment:
Leasehold improvements....................................      2,550          3,050          3,650
Machinery and equipment...................................      7,500          8,000          8,600
                                                              -------        -------        -------
                                                               10,050         11,050         12,250
Less accumulated depreciation and amortization............     (8,343)        (9,283)       (10,411)
                                                              -------        -------        -------
Net property, plant and equipment.........................      1,707          1,767          1,839
                                                              -------        -------        -------
Assets held for sale......................................      1,150          1,150          1,150
Other assets..............................................         91             91             91
                                                              -------        -------        -------
          Total assets....................................    $10,561        $11,544        $12,602
                                                              =======        =======        =======

                                LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
Notes Payable -- Bank.....................................    $ 1,575        $   667        $   816
Senior Notes..............................................      1,174          1,174              0
Accounts payable..........................................        699            775            861
Accrued liabilities.......................................      1,878          2,587          3,003
                                                              -------        -------        -------
          Total current liabilities.......................      5,326          5,203          4,680
Long term debt............................................        229            209            189
                                                              -------        -------        -------
          Total liabilities...............................      5,555          5,412          4,869
Stockholders Equity:
Common Stock, $0.04 par, 20,000,00 shares authorized
  4,128,000 shares outstanding............................        165            165            165
Additional paid-in capital................................      4,840          4,840          4,840
Retained earnings.........................................          1          1,127          2,728
                                                              -------        -------        -------
          Total stockholder's equity......................      5,006          6,132          7,733
                                                              -------        -------        -------
          Total liabilities and stockholder's equity......    $10,561        $11,544        $12,602
                                                              =======        =======        =======

                                RYMER FOODS INC.

                PROJECTED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             EXCHANGE RESTRUCTURING
                             (DOLLARS IN THOUSANDS)

                                                                  PROJECTIONS FOR THE YEARS ENDED
                                                              ---------------------------------------
                                                              OCTOBER 31,   OCTOBER 30,   OCTOBER 29,
                                                                 1998          1999          2000
                                                              -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................     $ 213        $ 1,126       $ 1,601
Non-cash adjustments to net income:
Depreciation and amortization...............................       752            940         1,128
(Increase) decrease in receivables..........................      (260)          (355)         (347)
(Increase) decrease in inventory............................      (391)          (543)         (614)
(Increase) decrease in other assets.........................       (25)           (25)          (25)
Increase (decrease) in accounts payable and other
  accruals..................................................       302            785           503
                                                                 -----        -------       -------
Net cash flows from operating activities....................       591          1,928         2,246
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures........................................      (800)        (1,000)       (1,200)
Other.......................................................        (0)            (0)           (0)
                                                                 -----        -------       -------
Net cash flows from financing activities....................      (800)        (1,000)       (1,200)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments on Revolving Credit Facility.....       229           (908)          148
Other.......................................................       (20)           (20)       (1,194)
                                                                                            -------
Net cash flows from financing activities....................       209           (928)       (1,046)
Net increase (decrease) in cash.............................     $   0        $     0       $     0
                                                                 -----        -------       -------
Cash balance at beginning of year...........................     $   0        $     0       $     0
                                                                 -----        -------       -------
Cash balance at end of year.................................     $   0        $     0       $     0
                                                                 -----        -------       -------

                                RYMER FOODS INC.

                            BANKRUPTCY RESTRUCTURING
           PROJECTED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              OCTOBER 31,   OCTOBER 30,   OCTOBER 29,
                                                                 1998          1999          2000
                                                              -----------   -----------   -----------
Net Sales...................................................   $  45,657     $  52,050     $  58,295
Cost of Sales...............................................      40,163        44,929        50,321
                                                               ---------     ---------     ---------
Gross profit................................................       5,494         7,121         7,974
Selling, general and administrative expense.................       4,649         4,744         4,837
                                                               ---------     ---------     ---------
Operating income............................................         845         2,377         3,137
                                                               ---------     ---------     ---------
Interest expense............................................         361           371           383
Other income................................................           0             0             0
Income before income taxes..................................         484         2,006         2,754
Provision for income taxes..................................         194           802         1,102
                                                               ---------     ---------     ---------
Net income..................................................   $     290     $   1,204     $   1,652
                                                               ---------     ---------     ---------
Net income per common share
Primary.....................................................   $    0.07     $    0.28     $    0.38
Fully diluted...............................................   $    0.06     $    0.25     $    0.35
Weighted Average Shares of Common Stock Outstanding:
Primary.....................................................   4,300,000     4,300,000     4,300,000
Fully diluted...............................................   4,730,000     4,730,000     4,730,000
Capital Expenditures........................................   $     800     $   1,000     $   1,200
Depreciation & Amortization.................................         752           940         1,128
Supplementary information:
Coverage ratios:
EBITA(1)/Total Net Interest.................................         2.3           6.4           8.2
EBITDA(2) less capital expenditures/Total Net Interest......         2.2           6.2           8.0

---------------

(1) EBITA is defined as earnings before interest, taxes and amortization

(2) EBITDA is defined as earnings before interest, taxes, depreciation and amortization

                                RYMER FOODS INC.

                            BANKRUPTCY RESTRUCTURING
                 PROJECTED CONSOLIDATED UNAUDITED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                           PROJECTIONS
                                                            -----------------------------------------
                                                            OCTOBER 31,    OCTOBER 30,    OCTOBER 29,
                                                               1998           1999           2000
                                                            -----------    -----------    -----------
Current Assets:
Cash......................................................    $     0        $     0       $    611
Receivables...............................................      2,712          3,067          3,414
Inventories...............................................      4,674          5,217          5,831
Other.....................................................        227            252            278
                                                              -------        -------       --------
          Total Current Assets............................      7,613          8,536         10,134
Property, plant and equipment:
Leasehold improvements....................................      2,550          3,050          3,650
Machinery and equipment...................................      7,500          8,000          8,600
                                                              -------        -------       --------
                                                               10,050         11,050         12,250
Less accumulated depreciation and amortization............     (8,343)        (9,283)       (10,411)
                                                              -------        -------       --------
Net property, plant and equipment.........................      1,707          1,767          1,839
                                                              -------        -------       --------
Assets held for sale......................................      1,150          1,150          1,150
Other assets..............................................         67             67             67
                                                              -------        -------       --------
          Total assets....................................    $10,537        $11,520       $ 13,190
                                                              =======        =======       ========

                                LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
Notes Payable -- Bank.....................................    $ 1,434        $   449       $      0
Senior Notes..............................................          0              0              0
Accounts payable..........................................        699            775            861
Accrued liabilities.......................................      1,828          2,537          2,937
                                                              -------        -------       --------
          Total current liabilities.......................      3,961          3,761          3,798
Long term debt............................................        201            181            161
                                                              -------        -------       --------
          Total liabilities...............................      4,162          3,942          3,959
Stockholders Equity:
Common Stock, $0.04 par, 20,000,000 shares authorized,
  4,300,000 shares outstanding............................        172            172            172
Additional paid-in capital................................      6,027          6,027          6,027
Retained earnings.........................................        176          1,379          3,032
                                                              -------        -------       --------
          Total stockholder's equity......................      6,375          7,578          9,231
                                                              -------        -------       --------
          Total liabilities and stockholders equity.......    $10,537        $11,520       $ 13,190
                                                              =======        =======       ========

                                RYMER FOODS INC.

                PROJECTED CONSOLIDATED STATEMENTS OF CASH FLOWS
                            BANKRUPTCY RESTRUCTURING
                             (DOLLARS IN THOUSANDS)

                                                                 PROJECTIONS FOR THE YEARS ENDED
                                                            -----------------------------------------
                                                            OCTOBER 31,    OCTOBER 30,    OCTOBER 29,
                                                               1998           1999           2000
                                                            -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income................................................     $ 290         $ 1,204        $ 1,652
Non-cash adjustments to net income: Depreciation and
  amortization............................................       752             940          1,128
(increase) decrease in receivables........................      (260)           (355)          (347)
(increase) decrease in inventory..........................      (391)           (543)          (614)
(increase) decrease in inventory..........................       (25)            (25)           (25)
(increase) decrease in accounts payable and accruals......       354             784            486
                                                               -----         -------        -------
Net cash flows from operating activities..................       720           2,005          2,280
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures......................................      (800)         (1,000)        (1,200)
Other.....................................................        (0)             (0)            (0)
                                                               -----         -------        -------
Net cash flows from financing activities..................      (800)         (1,000)        (1,200)
CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings (repayments) on Revolving Credit
  Facility................................................       100            (985)          (449)
Other.....................................................       (20)            (20)           (20)
                                                               -----         -------        -------
Net cash flows from financing activities..................        80          (1,005)          (469)
Net increase (decrease) in cash...........................     $   0         $     0        $   611
                                                               =====         =======        =======
Cash balance at beginning of year.........................     $   0         $     0        $     0
                                                               =====         =======        =======
Cash balance at end of year...............................     $   0         $     0        $   611
                                                               =====         =======        =======

                                RYMER FOODS INC.
                           4600 SOUTH PACKERS AVENUE
                                   SUITE 400
                            CHICAGO, ILLINOIS 60609
                            ------------------------

                  NOTICE OF THE ANNUAL MEETING OF STOCKHOLDERS
                           TO BE HELD ON JULY 8, 1997
                            ------------------------

To the Holders of Rymer Foods Inc. Common Stock:

     Our annual meeting of stockholders will be held at 10:00 a.m. Chicago time on Tuesday, July 8, 1997 at our Company's headquarters, 4600 South Packers Avenue, Chicago, Illinois. At the meeting, we will present our plan to restructure Rymer in view of its current financial situation, and stockholders will vote on the following proposals that relate to our ongoing business and the restructuring:

     1. to elect one Class 3 director;

     2. to ratify the appointment of Coopers & Lybrand L.L.P. as Rymer's auditors for fiscal 1997;

     3. to approve an amendment ("Charter Amendment") to Rymer's Certificate of Incorporation reducing the par value of its common stock from $1.00 per share to $0.04 per share to allow a reverse stock split of 25 into 1;

     4. to approve the issuance of 4,300,000 shares of New Common Stock;

     5. to approve the 1997 Stock Option Plan;

     6. to transact such other business as may properly come before the meeting or any adjournments thereof;

     Only stockholders of record at the close of business on May 23, 1997, the record date, will be entitled to notice of and to vote at the meeting or any adjournments thereof.

     You may attend the meeting in person. EVEN IF YOU PLAN TO ATTEND THE MEETING, PLEASE INDICATE YOUR VOTE ON EACH MATTER TO BE VOTED UPON, SIGN AND DATE THE ENCLOSED PROXY CARD, AND RETURN IT PROMPTLY IN THE ENCLOSED WHITE ENVELOPE. YOU CAN REVOKE YOUR PROXY AT ANY TIME BY DELIVERING A NEW PROXY CARD OR OTHER WRITTEN AND SIGNED REVOCATION TO OUR SECRETARY, BARBARA MCNICHOLAS, AT OR BEFORE THE MEETING. IF YOU ATTEND THE MEETING, YOU MAY, IF YOU WISH, REVOKE YOUR PROXY BY VOTING IN PERSON.

     WE RECOMMEND THAT YOU VOTE IN FAVOR OF ALL PROPOSED RESOLUTIONS.

                                          By Order of the Board of Directors

                                          Barbara McNicholas, Secretary

                                PROXY STATEMENT
                            ------------------------

                                 ANNUAL MEETING
                      OF STOCKHOLDERS, VOTING AND PROXIES

DATE, TIME AND PLACE OF STOCKHOLDERS MEETING

     Our annual meeting will be held at Rymer's headquarters at 4600 S. Packers Avenue, Chicago, Illinois at 10:00 a.m. Chicago time on Tuesday, July 8, 1997.

SOLICITATION OF PROXIES

     We are providing this proxy statement and the accompanying Prospectus to solicit proxies from our common stockholders. The proxies will be voted at the meeting.

     WHETHER OR NOT YOU ARE ABLE TO ATTEND THE MEETING, YOUR VOTE BY PROXY IS VERY IMPORTANT. PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY FORM AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE.

     We are paying the costs of this proxy solicitation. The solicitation will generally be by mail. Also, our directors, officers and employees may solicit proxies. They may solicit in person or by telephone, telegram, cablegram or other form of electronic transmission. They will not receive any additional compensation for such solicitation. In addition, we have hired Hill & Knowlton, the Information Agent, to assist in the proxy solicitation for a fee estimated at $20,000.00.

     This proxy statement is first being mailed to stockholders on or about June 2, 1997. It is part of a package containing a Prospectus discussing our restructuring proposals, our 1996 Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and information about a bankruptcy alternative to the restructuring plan. If you did not get all of these materials, let us know and we'll get them to you.

     Arrangements have been made with brokers and other custodians, nominees and fiduciaries to send copies of this proxy statement, proxy card and other proxy solicitation materials to their principals, and we will reimburse them for their reasonable out-of-pocket and clerical expenses for doing this.

STOCKHOLDERS ENTITLED TO VOTE

     We have fixed the close of business on May 23, 1997 as the record date for our meeting. Only holders of record of common stock at the close of business on the May 23, 1997 record date (10,754,093 shares) are entitled to notice of and to vote at the meeting. For a quorum to be present, the holders of more than 50% of the shares entitled to vote at the meeting must be present in person or represented by proxy.

PURPOSE OF STOCKHOLDERS' MEETING

     We believe that the future viability of Rymer depends upon a restructuring of our debt and equity. To do this, we have offered each of the holders of Senior Notes the opportunity to exchange their Senior Notes for New Common Stock. To balance the economic interests of the noteholders with those of the stockholders, a 25 into 1 reverse stock split is required. To do this, the par value of Rymer common stock will be reduced from $1.00 per share to $0.04 per share. In addition, to align the interests of our management with the interests of the stockholders, a new stock option plan and other equity participation by management is required. These items are referred to throughout this Proxy Statement and the Prospectus as the exchange restructuring.

     Thus, the purpose of the meeting is to approve (1) the Charter Amendment (for the 25 into 1 reverse stock split), (2) the issuance of New Common Stock to the noteholders, the stockholders and senior management, and (3) the Option Plan. In addition, two routine annual meeting items will be considered. They are: (a) to elect one Class 3 director, and (b) to ratify the appointment of Coopers & Lybrand L.L.P. as our independent auditors for fiscal 1997. Stockholders are requested to vote on all five proposals. Approval of the Charter Amendment, stock issuance and Option Plan proposals are conditions to doing the exchange restructuring.

     The stockholder votes on the Charter Amendment, stock issuance and Option Plan proposals will be effective upon the filing of the Charter Amendment with the Secretary of State of Delaware and successfully completing the exchange restructuring.

     If sufficient votes in favor of any of the proposals are not received by the time scheduled for the meeting, persons entitled to vote at the meeting may adjourn the meeting to permit further solicitation of proxies for any one or all of the proposals. Any adjournment will require the affirmative vote of a majority of the votes present or represented at the meeting. If an adjournment is proposed, the persons named as proxies will vote for adjournment those proxies which they are entitled to vote in favor of the proposals and against adjournment those proxies required to be voted against the proposals.

     At April 1, 1997, the directors and officers of Rymer held the power to vote an aggregate of 1,830,933 shares of common stock (approximately 17.0% of the outstanding shares of common stock). All directors and officers intend to vote FOR all of the proposals.

VOTING RIGHTS -- ANNUAL MEETING

     You have cumulative voting rights for the election of directors and one vote per share for all other purposes. Cumulative voting for directors means that you have as many votes as are equal to the number of shares of common stock that you own multiplied by the number of directors to be elected. You may cast all of your votes for a single director or may distribute them among the number to be voted for, or any two or more of them, as you may see fit. Because only one director is to be elected at this meeting, cumulative voting will not be a factor in the election of directors. Elections for directors are determined by a plurality vote of the shares voting, assuming that a quorum is present. With regard to the election of the Class 3 director, votes may be cast in favor of, against or withheld from the nominee. Votes that are withheld will be excluded entirely from the vote and will have no effect, except for quorum purposes. Abstentions may be specified on the other proposals and will be counted as present for purposes of determining the existence of a quorum regarding the proposal on which the abstention is noted. An abstention on any proposal will have the same effect as a no vote.

     In voting on other proposals that may be properly brought before the meeting, you have one vote for each share of common stock that you own. Approval of the appointment of auditors and the Option Plan will be decided by a vote of the majority of the shares present or represented at the meeting and voting on those matters. A Yes -- vote of the holders of a majority of the shares of common stock present at the meeting in person or by proxy and voting is required for these proposals to be approved. The Charter Amendment and the stock issuance need to be approved by an absolute majority of all of the shares issued and outstanding before they can go into effect. Stockholders have no appraisal or dissenter's rights with respect to any of the proposals.

     Brokers who hold shares in street name may have the authority to vote on certain items when they have not received instructions from beneficial owners. Brokers that do not receive instructions generally are entitled to vote on the election of directors and the ratification of the appointment of auditors (proposals 1 and 2). If a broker indicates on the proxy card that it does not have discretionary authority as to certain shares to vote on a particular proposal, the shares will be counted for purposes of determining a quorum, but those shares will not be considered as present or entitled to vote with respect to that proposal. Thus, under Delaware law, a broker non-vote will have no effect on the outcome of the election of the Class 3 director or the other proposals.

     Your signed and dated proxy will be voted as marked by you. If you do not mark an item to be voted on, the proxy holder will vote your proxy for that proposal. You may revoke your proxy by written notice delivered to our Secretary, Barbara McNicholas, at any time before your proxy is voted.

     We will have a list of our stockholders at our office for 10 days before the meeting. You can examine the stockholders list for any purpose related to the meeting.

VOTING RIGHTS -- PREPACKAGED BANKRUPTCY PLAN

     Because of the conditions that must be met to do the exchange restructuring, including, among other things, the exchange of at least 95% of the Senior Notes, it is very possible that the exchange restructuring will not be effected as proposed. So that we have an alternative plan, we are also soliciting ballots from stockholders and noteholders to approve a pre-packaged bankruptcy plan. The bankruptcy restructuring is basically the same economic plan as the exchange restructuring, except that it may be imposed by the bankruptcy court upon stockholders and noteholders without their consent.

     The bankruptcy restructuring is described in the accompanying Prospectus and bankruptcy disclosure statement. The Prospectus also compares the exchange restructuring to the bankruptcy restructuring. An even more detailed description of the bankruptcy restructuring and the plan that would be filed with court are being given to you.

     You may vote on any or all of the meeting proposals whether or not you vote on the bankruptcy restructuring. Likewise, you may vote on the bankruptcy restructuring whether or not you vote on any of the meeting proposals. In other words, you are being asked to vote separately on two different but related matters. Step by step voting instructions are presented in the Prospectus. We urge you to vote for all annual meeting proposals and for the bankruptcy restructuring.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of April 1, 1997, the beneficial ownership of Rymer Common Stock by each of our directors, each of our executive officers listed in the Summary Compensation Table below, by all of our directors and executive officers as a group, and by each person who is known by us to beneficially own 5% or more of the Common Stock. The Common Stock is our only outstanding equity security.

                                                                  AMOUNT AND NATURE         PERCENT
               NAME                        POSITION            OF BENEFICIAL OWNERSHIP      OF CLASS
               ----                        --------            -----------------------      --------
Samuel I. Bailin...................  Director                  30,000 Direct(1)               *
David E. Jackson...................  Director                  1,827,212 Indirect(2)          17.0%
P.E. Schenk........................  President, CEO            750,000 Direct(3)               7.0%
                                     Director
Hannah Strasser....................  Director                           -0-                   *
Joseph Colonnetta..................  Director                           -0-                   *
Edward M. Hebert...................  Vice President, CFO       64,721 Direct(4)               *
Oppenheimer & Co., Inc.............                            70,934 Direct(5)               *
Oppenheimer Tower..................                            1,827,212 Indirect(6)          17.0%
New York, 10281
All directors and executive                                    987,876 Direct                  9.2%
  officers.........................
as a group (5 people)(7)...........                            1,827,212 Indirect(2)          17.0%

---------------

 *  Less than 1% of the outstanding shares

(1) Such shares include options exercisable within 60 days from the date hereof to purchase 30,000 shares of Common Stock.

(2) Mr. Jackson disclaims beneficial ownership of all 1,827,212 of such shares. Such shares are held by two limited partnerships, Oppenheimer Horizon Partners, L.P. and Oppenheimer Institutional Horizon Partners, L.P. (the "Partnerships"), and a corporation (the "Corporation"). Mr. Jackson is a partner of Contrarian Capital Management, LLC, a money management concern that has shared voting and dispositive power with the Partnerships and the Corporation with respect to such shares.

(3) A warrant to purchase 750,000 shares of Common Stock was issued to Mr. Schenk in connection with his employment agreement. The exercise price for such warrants is $1.00 per share of Common Stock, the market value of such stock on the date of issuance of the warrant. The warrant became exercisable November 8, 1996.

(4) Such shares include options exercisable within 60 days from the date hereof to purchase 61,000 shares of Common Stock.

(5) These shares are held by Oppenheimer on behalf of itself and certain related entities.

(6) These shares are held by affiliates of Oppenheimer on behalf of themselves and certain related entities. See Note (2).

(7) See disclaimer of beneficial/ownership set forth in footnote (2).

     Our Indenture dated as of April 7, 1993 with Continental Stock Transfer & Trust Company relating to Rymer's 11% Senior Notes due 2000 (the "Senior Notes"), provides for the immediate acceleration of principal and interest in the event of a "Change of Control". For this purpose, "Change in Control" means the acquisition by any person or entity or affiliated group of at least 55% of the aggregate voting power of all classes of capital stock entitled to vote generally in the election of directors, excluding from such calculation shares held by any person that were issued to such person in its reorganization to the extent that such person is the acquiror or a member of such affiliated acquiring group.

     If the stock issuance contemplated as part of the exchange restructuring is approved and effected, the options and warrants held by the listed officers and directors will be cancelled, the beneficial ownership interest of Mr. Jackson and Oppenheimer & Co., Inc. will be reduced to 73,089 (1.7%) and 75,925 (1.8%) shares of New Common Stock, respectively, and because of the stock issuance, Ed Schenk and Ed Hebert will own 10% of the New Common Stock. The issuance of stock to Ed Schenk and Ed Hebert is discussed below under "Item 4 of Proxy Card -- New Common Stock Issuance."

                              ITEM 1 ON PROXY CARD

                              ELECTION OF DIRECTOR

     Our Board has three classes and will consist of six directors in total. We have four Class 1 directors whose terms expire in 1999 and one Class 2 director whose term expires in 1998. Class 3 will have one director whose term will expire in 2000.

     At the meeting, one Class 3 director will be elected for a term of three years. Our nominee for election is Edward M. Hebert. At the meeting, stockholders may make nominations for the Class 3 director. Mr. Hebert, age 46, has served as our Senior Vice President since 1990. Before becoming Senior Vice President, Mr. Hebert served for two years as our controller. Mr. Hebert has consented to being named as a nominee and to serve as a Class 3 director if elected.

     Unless otherwise indicated on a proxy, the proxy holders intend to vote the shares of common stock for which they hold proxies "FOR" the election of Ed Hebert as the Class 3 director.

     The affirmative vote of a plurality of the shares of common stock present or represented by proxy and voted at the meeting is required for the election of directors. The Board has no nominating committee. Our nominee for Class 3 director was selected by our entire Board.

     WE RECOMMEND A VOTE FOR THE ELECTION OF ED HEBERT AS THE CLASS 3 DIRECTOR.

                              ITEM 2 ON PROXY CARD

                            APPOINTMENT OF AUDITORS

     It is intended that the shares represented by proxy will be voted for approval of the appointment of Coopers & Lybrand L.L.P. (unless otherwise indicated on the proxy) as independent public accountants (auditors) to report to our stockholders on our financial statements for the fiscal year ending October 25, 1997. Each professional service performed by Coopers & Lybrand L.L.P. during fiscal 1996 was approved in advance or was subsequently approved, and the possible effect on the auditors' independence was considered, by the Audit Committee. The Audit Committee has recommended, and the Board has approved, the appointment of Coopers & Lybrand L.L.P. subject to the approval of the stockholders at the meeting. Representatives of Coopers & Lybrand L.L.P. are expected to be present at the meeting with the opportunity to make a statement if they desire to do so and to be available to respond to appropriate questions.

     The affirmative vote of the holders of a majority of the shares of common stock present and voted at the meeting is required for the approval of this proposal. We have not determined what action we will take if the stockholders do not approve the appointment of Coopers & Lybrand L.L.P., but would reconsider its selection in light of the stockholders' action.

     WE RECOMMEND THAT STOCKHOLDERS VOTE FOR THE APPOINTMENT OF COOPERS & LYBRAND L.L.P.

                              ITEM 3 ON PROXY CARD

                               CHARTER AMENDMENT

     Our Board has approved a Charter Amendment reducing the par value of our common stock from $1.00 to $0.04 per share. The lower par value is needed to properly effect the reverse stock split of 25 into 1 and make available authorized but unissued shares for the stock issuance. The market value of common stock is so low that payment on fractional shares would be meaningless. Thus, fractional shares will be rounded up to the next whole number of shares. The exchange restructuring will not occur unless the Charter Amendment is adopted and has become effective. The Charter Amendment will not be filed with the Secretary of State of Delaware until the exchange restructuring closing. The Charter Amendment will become effective upon such filing.

     The full text of the Charter Amendment is as follows:

                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                                RYMER FOODS INC.

     Rymer Foods Inc., a Delaware corporation (the "Corporation"), does hereby certify as follows:

          1. The amendments set forth below to the Corporation's Certificate of Incorporation were duly adopted in accordance with the provisions of Sections 222 and 242 of the General Corporation Law of the State of
     Delaware:

             RESOLVED, that the first unnumbered paragraph of ARTICLE FOURTH of the Certificate of Incorporation of the Corporation be and hereby is amended to read as follows:

                 FOURTH: The total number of shares of all classes of stock of which the corporation shall have authority to issue is 20,400,000 shares, of which 20,000,000 shares shall be Common Stock, par value of $0.04 per share.

     Adoption of the Charter Amendment requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Common Stock.

     WE RECOMMEND A VOTE FOR THE CHARTER AMENDMENT.

                              ITEM 4 ON PROXY CARD

                           NEW COMMON STOCK ISSUANCE

     We have unanimously adopted a resolution to issue 4,300,000 shares of New Common Stock as part of the exchange restructuring. This is the key and final step of the exchange restructuring. The New Common Stock is to be shared as follows:

     - Up to 3,440,000 shares to the noteholders and other creditors

     - 258,000 shares to Mr. Ed Schenk and 172,000 shares to Mr. Ed Hebert

     - 430,000 shares to the existing stockholders in a ratio of one share of New Common Stock for each 25 shares of old common stock.

     Because we believe that if we do not do a restructuring we will not be able to keep key members of senior management or attract new management to replace them, and because we need management to carry out our operating plan after a restructuring, we will enter into new employment agreements with Mr. Ed Schenk and Mr. Ed Hebert. Under these agreements, among other things, we will grant to them 258,000 and 172,000 shares of New Common Stock, respectively. These stock grants will be taxable to them. We also will give them interest free loans to pay the income taxes on the shares. We will forgive half of these loans after their first full year of employment and then 25% after each of the second and third years of employment. To illustrate: If the New Common Stock is valued at $1.21 per share when issued, Ed Schenk will have taxable income of about $312,180 and we will loan him about $125,000 to pay his taxes. The taxable income to Ed Hebert would be about $208,120 and we would loan him about $83,000 to pay his taxes. If they both keep working for us, in July 1998 we will forgive $62,000 of Ed Schenk's loan and $41,500 of Ed Hebert's loan. Then, in July 1999 we'll forgive another $31,250 and $20,750, respectively, for Mr. Schenk and Mr. Hebert. The final $31,750 and $20,750 will be forgiven in July 2000, provided they are still working for us. Each new employment agreement will be for a term of three years and will provide for a base salary of $250,000 for Mr. Schenk and $140,000 for Mr. Hebert. See, "Certain Relationships and Related
Transactions -- Employment Agreements" for a description of Ed Schenk's and Ed Hebert's current employment agreements.

     The approval of the stock issuance requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Common Stock.

     The stock issuance will occur only if it is approved, the Charter Amendment has been filed with the Secretary of State of Delaware, and the Exchange Offer is being completed.

     WE RECOMMEND A VOTE FOR THE STOCK ISSUANCE.

                              ITEM 5 ON PROXY CARD

                             1997 STOCK OPTION PLAN

     We believe that it is important for our employees and directors to have an economic interest in the future of our company. This will give the employees an incentive to build value in Rymer.

For this reason, we have unanimously adopted a resolution approving the 1997 Stock Option Plan. The 1997 Stock Option Plan is substantially the same as the 1994 Stock Option Plan now in effect that will be cancelled in the Exchange Restructuring. A copy of the 1997 Stock Option Plan is attached as Appendix A. The approval of the Stock Option Plan by the stockholders is necessary for options granted to employees under the plan to qualify as incentive stock options for federal income tax purposes.

     The Stock Option Plan will permit the grant of options to purchase up to 430,000 shares of common stock. The Stock Option Plan will be administered by a committee of disinterested Board members. The exercise price of options granted under the Option Plan will be the fair market value of a share of common stock on the date of the grant. Options will vest at the rate of 25% for each full year of employment after the grant date. In the event of a merger, sale or liquidation of Rymer or certain other events, all of the options granted would be exercisable. Options will have a term of 10 years from the grant date, except that they will expire earlier if the optionholder is not employed by us for any reason. Options may be either incentive stock options under Section 422 of the Internal Revenue Code (but only to officers and employees) or non-qualified stock options. Options may only be exercised for cash and, during his or her lifetime, only by the persons granted the option. All other terms of the options will be set by the committee. No Options will be granted under the Option Plan after five years.

     After its adoption, we may amend the Option Plan without stockholder approval. We may not, however, without your approval, increase the number of shares of stock which may be sold pursuant to Options granted or expand or change the class of persons eligible to participate in the Stock Option Plan, change the exercise price of an option to be less than the fair market value of such shares at the time the option is granted, extend the term of the Stock Option Plan, or materially increase the benefits under the Option Plan. No change will be permitted to an Stock Option previously granted which will alter or impair any of the rights or obligations of a participant without the participant's consent.

     Generally, the recipient of an incentive stock option does not realize any taxable income either at the time of grant or exercise, and Rymer is not entitled to a deduction either at the time of grant or at the time of exercise of incentive stock options, provided that the participant was an employee of Rymer or of a subsidiary at all times during the period beginning on the date of grant and ending three months prior to the date of exercise and does not sell the shares within two years from the date of grant and one year from the date the shares are issued to the participant upon exercise. At the time of ultimate sale following the applicable holding periods, the participant will realize income taxable at capital gain rates on the excess of the sale price over his or her exercise price. If a participant sells such shares prior to the expiration of the application holding periods, the participant will realize ordinary income at that time in an amount equal to (a) the excess of the fair market value of the shares on the date of exercise over his exercise price or (b) if the sale is for less than the fair market value at the date of exercise, the gain realized on the sale, and Rymer will be entitled to a deduction equal to the amount of such ordinary income. Such participant will realize income taxable at capital gain rates on any excess of the sale price over the fair market value on the date of exercise.

     Generally, the recipient of a non-qualified stock option does not realize any taxable income at the time of grant and Rymer is not then entitled to a deduction. Upon exercise of a non-qualified stock option, the participant will recognize income at ordinary income tax rates. The amount of income then recognized by a participant will be the excess of the fair market value of the shares purchased over the exercise price paid for the shares. Rymer will generally be entitled to a deduction equal to this amount.

     A participant's basis in shares acquired upon the exercise of an Option will be the exercise price of the option, plus any amount includable in the participant's gross income upon the exercise of the option. The gain or loss realized by the participant upon a subsequent sale or exchange of the shares will be a capital gain or loss.

     We have not decided which employees or directors will receive option grants under the Stock Option Plan. Those decisions will be made by the Board as it is reconstituted after the Exchange Restructuring or the Bankruptcy Restructuring, whichever is effected. We believe it is unlikely that options will be granted this year to Mr. Ed Schenk or Mr. Ed Hebert under the Option Plan because they are receiving shares in the stock issuance.

     Approval of the Stock Option Plan requires the affirmative vote of the holders of a majority of the common stock present or represented by proxy at the meeting and voting.

     WE RECOMMEND A VOTE FOR ADOPTION OF THE 1997 STOCK OPTION PLAN.

                                  RISK FACTORS

     Because of the complexity of the Exchange Restructuring, stockholders are urged to consider the "Risk Factors" in the accompanying Prospectus.

                     RYMER DIRECTORS AND EXECUTIVE OFFICERS

     Our Board currently has the following five members:

CLASS 1 DIRECTORS (TERM OF OFFICE EXPIRING IN 1999)

     P. EDWARD SCHENK (age 59; Director since November 1995). Mr. Schenk was named to the Board on November 8, 1995 to fill a vacancy created by a resignation. Mr. Schenk has served as our President and Chief Executive Officer since November 1995. In 1994 and 1995, Mr. Schenk operated Schenk & Associates, Inc., a consulting practice. Mr. Schenk was Executive Vice President of Lykes Processed Meats Group from December 1993 to November 1994, and from August 1993 to December 1993 he served as Senior Vice President of Sales & Marketing. From 1986 to 1993, Mr. Schenk was employed by Smithfield Foods, Inc. as President and Chief Operating Officer of various meat processing subsidiaries.

     DAVID E. JACKSON (age 38; Director since 1993). Since May 1995, Mr. Jackson has been a Managing Director of Contrarian Capital Management, LLC, a money management firm. From September 1990 to May 1995, Mr. Jackson was a Managing Director of, and a Portfolio Manager at Oppenheimer & Co., Inc.

     HANNAH H. STRASSER (age 37; Director since 1993). Since April 1995, Ms. Strasser has been a Managing Director of Cardinal Capital LLC, a money management firm. From 1989 to April 1995, Ms. Strasser was a Senior Vice President of Deltec Asset Management Corporation, an investment firm. Ms. Strasser is also a director of Gantos Inc. and Deltec International S.A. Ms. Strasser has also been a director and member of the compensation committee of Equitable Bag Co., Inc. from December 1994 to August 1995. Equitable Bag Co., Inc. filed a petition for relief under Chapter 11 of the United States Bankruptcy Code on May 19, 1995, in United States Bankruptcy Court for the District of Delaware.

     JOSEPH COLONNETTA (age 36; Director since 1996). Mr. Colonnetta has been the Managing Partner of The RMP Group, a management services firm to the foodservice industry, since July 1994. Before July, 1994, he was the Chief Financial Officer of TRC, Inc., a $1 billion foodservice holding company. Mr. Colonnetta is currently the acting President of Del Monte -- Latin America, Chairman of the Board of Triangle Foodservice Corporation, and a member of the Board of Back Yard Burger, Inc.

CLASS 2 DIRECTORS (TERM OF OFFICE EXPIRING IN 1998)

     SAMUEL I. BAILIN (age 66; Director since 1993). Mr. Bailin has been President of Samuel I. Bailin Inc., a consultant to the food industry, since 1977.

BOARD MEETINGS AND COMMITTEES

     We had 10 board meetings in fiscal 1996. Each director then in office attended more than 75% of the combined meetings of the Board and the Committees on which he or she was a member held during the year.

     Our Board has designated an Executive Committee of which only David E. Jackson is a member. There were no official meetings or actions by the Executive Committee in fiscal 1996. Except for certain matters, the duties of the Executive Committee include the exercise of all of the powers and authority of our Board in managing the business and affairs of Rymer, except for any powers and authority granted to another committee. The authority of the Executive Committee is generally limited to acquisitions and dispositions of assets; personnel matters; guidance to senior management on policy matters; negotiations, review and analysis of financial needs; litigation matters; and public or private stock placement or other equity or debt offerings.

     The Audit Committee, consisting of Ed Schenk, David Jackson and Hannah Strasser, held one meeting during fiscal 1996. The Audit Committee reviews the proposed scope of audit and non-audit services to be performed by our independent public accountants. It also reviews, and reports on audits and our accounting policies and controls. The Audit Committee annually recommends independent public accountants for selection as our independent auditors. The Audit Committee also monitors the administration of our business ethics and conflicts of interest policies.

     Our Compensation Committee, consisting of Samuel I. Bailin, Chairman, David
E. Jackson and Hannah H. Strasser, did not meet in fiscal 1996. The Compensation Committee is empowered to review our compensation policies, set the compensation of our executive officers, set general compensation and benefit levels for all officers, and recommend to the full Board future compensation of executive officers. The Compensation Committee administers our employee benefit plans.

     If the Exchange Restructuring occurs, all of our current Board members, including Ed Hebert, if he is elected as a director at the meeting, intend to serve only until the 1998 annual meeting of stockholders. We expect that Ed Schenk and Joe Colonnetta and three new nominees will stand for election as directors in 1998.

     If the Bankruptcy Restructuring happens, Messrs. Jackson, Colonnetta, and Hebert, and Ms. Strasser will serve until the bankruptcy is concluded. At that time they will be replaced by the three new directors to be designated.

EXECUTIVE OFFICERS

     We have four executive officers, who are as follows:

                NAME AND AGE                                       POSITION(S)
                ------------                                       -----------
P. Edward Schenk (59).......................  Chairman, President and Chief Executive Officer
Edward M. Hebert (46).......................  Senior Vice President and Chief Financial Officer
Jose Muguerza (34)..........................  Vice President of Operations and Technical Services
Barbara McNicholas (61).....................  Secretary

     ED HEBERT was appointed Chief Financial Officer on October 6, 1995. Mr. Hebert has been our Senior Vice President-Finance since January 1990 and our Treasurer since January 1993. From December 1988 to January 1993, Ed Hebert served as Controller of Rymer.

     JOSE MUGUERZA became our Vice President of Operations and Technical Services in December 1995. Before then, Mr. Muguerza was Vice
President-Technical Services of a Rymer subsidiary.

     BARBARA MCNICHOLAS has been our Secretary since 1988. She has been a Rymer administrative employee since 1953.

     ED HEBERT and BARBARA MCNICHOLAS served as executive officers of the Company during its 1993 Restructuring.

COMPENSATION COMMITTEE REPORT

     In fiscal 1996, the Company's philosophy on executive compensation was to attempt to provide a compensation package competitive with comparable companies in the food industry and which linked the amount of compensation provided to the achievement of business objectives while recognizing the economic factors then affecting the Company. In this regard, individual base salaries were established for the Chief Executive Officer and others based generally on the Board of Directors' perception of competitive, industry-wide salaries, the executive's experience and seniority, as well as his or her performance, while considering the overall level of spending which the Board deemed appropriate for officers' salaries in light of these economic factors.

     In fiscal 1996 there were two programs of direct executive officer compensation: the Base Salary Program and the Incentive Compensation Program. In addition, executives were awarded stock options as part of a compensation package.

Base Salary Program

     Base salary for fiscal 1996 for Messrs. Schenk and Hebert was determined based on their respective employment agreements. See "Certain Transactions and Related Transactions."

Incentive Compensation Program

     The Incentive Compensation Program provides opportunities for executives to receive incentive compensation if specific performance goals, proposed by management and approved by the Board, are met. No awards of incentive compensation to executive officers were made for fiscal 1996 since objectives for the year were not achieved. Awards for prior years were based primarily on achievement of corporate goals and individual performance.

Stock Options

     In fiscal 1996, under the Rymer Stock Option Plan, options to purchase 175,000 shares of the Common Stock were granted.

                                          Respectfully submitted,

                                          Compensation Committee
                                          Samuel I. Bailin, Chairman
                                          David E. Jackson
                                          Hannah H. Strasser

EXECUTIVE COMPENSATION

     The following table summarizes the salary, bonus and long-term compensation paid or awarded to Ed Schenk, the Chief Executive Officer, and Ed Hebert, the one other Rymer officer that received compensation in excess of $100,000 in fiscal 1996.

                           SUMMARY COMPENSATION TABLE

                                     ANNUAL COMPENSATION                           LONG-TERM COMPENSATION
                          -----------------------------------------   ------------------------------------------------
                                                                              AWARDS
                                                                      -----------------------          PAYOUTS
                                                          OTHER       RESTRICTED   SECURITIES   ----------------------
                                                          ANNUAL        STOCK      UNDERLYING    LTIP      ALL OTHER
        NAME AND                    SALARY    BONUS    COMPENSATION    AWARD(S)     OPTIONS     PAYOUTS   COMPENSATION
   PRINCIPAL POSITION     YEAR(1)     ($)      ($)        ($)(2)         ($)          (#)         ($)         ($)
   ------------------     -------   -------   ------   ------------   ----------   ----------   -------   ------------
P. E. Schenk(3).........   1996     197,808       --      6,050          --              --       --             --
  Chairman and Chief
    Executive Officer...   1995          --       --         --          --         750,000       --             --
Edward M. Hebert........   1996     135,665       --      6,000          --          50,000       --         6,5874(4)
  Senior V.P.              1995     120,975       --      6,400          --           7,000       --          7,500
  Treasurer and CFO        1994     113,035   43,500      8,400          --           4,000       --         13,470

---------------

(1) For fiscal year ended on the last Saturday of October in each year.

(2) Reimbursement allowance for automobile use and maintenance.

(3) Ed Schenk joined Rymer on November 8, 1995. He was issued a warrant to acquire 750,000 shares of Common Stock at $1.00 per share. See "Certain Transactions and Related Transactions -- Employment Agreements."

(4) Represents vested amount from the Company's 401(K) Plan.

The following table sets forth selected information concerning options granted in fiscal 1996 to Ed Hebert, the only officer named in the Summary Compensation table who was granted an option to purchase shares of Common Stock:

                       OPTION GRANTS IN 1996 FISCAL YEAR

                                                                                                        POTENTIAL
                                                                                                   REALIZABLE VALUE AT
                                                                                                     ASSUMED ANNUAL
                                           NUMBER OF     PERCENT OF                                  RATES OF STOCK
                                           SECURITIES   TOTAL OPTIONS                              PRICE APPRECIATION
                                           UNDERLYING    GRANTED TO                                  FOR OPTION TERM
                                            OPTIONS       EMPLOYEES     EXERCISE OR                -------------------
                                            GRANTED       IN FISCAL     BASE PRICE    EXPIRATION
                  NAME                        (#)           YEAR          ($/SH)         DATE       5%($)      10%($)
                  ----                     ----------   -------------   -----------   ----------   -------    --------
Edward M. Hebert.........................    50,000          29%           $1.50       1/04/2006      N/A(A)     N/A(A)

---------------

(A) No potential realizable value has been assumed since the option exercise price remains greater than the assumed realizable share price for the duration of the option grant. Mr. Hebert holds options to buy a total of 61,000 shares of common stock. At the end of fiscal 1996, his options were exercisable as to 40,000 shares of common stock. He did not exercise any options during fiscal 1996. All of the options held by Mr. Hebert have exercise prices well above the fair market value of Rymer common stock.

     All outstanding stock options and warrants will be cancelled as part of the restructuring. Under both the exchange and bankruptcy restructurings, Ed Schenk and Ed Hebert, our senior management, will be given new employment agreements under which they will be issued 430,000 shares of New Common Stock and receive loans to pay their income taxes on the stock grants. See, "Item 4 on Proxy
Card -- New Common Stock Issuance," above.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
     AMONG RYMER FOODS INC., THE RUSSELL 2000 INDEX AND THE S&P FOODS INDEX

      MEASUREMENT PERIOD           RYMER FOODS,
     (FISCAL YEAR COVERED)             INC.          RUSSELL 2000       S&P FOODS
10/91                                         100               100               100
10/92                                          30               110               116
10/93                                          49               145               110
10/94                                          86               145               118
10/95                                          27               171               142
10/96                                          12               200               175

---------------

* $100 invested on October 31, 1991 in stock or index -- including reinvestment of dividends. Fiscal year ending October 31.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

EMPLOYMENT AGREEMENTS

     P. Edward Schenk. On November 8, 1995, Ed Schenk became our President and Chief Executive Officer and entered into a two year employment agreement with us providing for a salary of $200,000 a year, subject to mandatory annual increases for inflation. We also granted Ed Schenk a warrant to purchase 750,000 shares of common stock at an exercise price of $1.00 per share. The warrant expires November 7, 1999. Under the employment agreement, Mr. Schenk gets an automobile allowance of $550 per month, and other customary executive benefits. We can terminate Ed Schenk for "cause" only, including conviction of a felony, intentional acts that materially impair our business and failure to perform his material duties.

     Edward M. Hebert. Since June 1, 1991 we have had an employment agreement with Ed Hebert, our Senior Vice President, Treasurer and Chief Financial Officer. The Agreement's original one-year term automatically extends for successive one-year periods unless either we or Mr. Hebert notifies the other before May 1 of any year that the Agreement will end on June 1 of such year. In the first year of the agreement we paid Ed Hebert a salary of $100,000. His salary has gone up based on increases in the Consumer Price Index limited to 6% of the amount in effect for the prior year. In the 1993 restructuring, Mr. Hebert's salary was set at $112,200.

     If we terminate Ed Herbert without cause he will continue to receive his compensation and employee benefits for the remainder of the current one-year term of the agreement or (in the event of a change of control) nine months, if longer. If Mr. Hebert is fired without cause or if we do not continue the term of the agreement, the noncompletion provision of the agreement will lapse unless we pay the salary and employee benefits Mr. Hebert would have received had he continued working for us (in addition to any continuation of pay and benefits for the remainder of the term of the agreement, if applicable) for the lesser of a period elected by us not to exceed one year or the period Mr. Hebert remains unemployed. Under such circumstances, the noncompetition provision in his employment agreement will be effective for two months following his termination of employment for each month we commit to pay severance to him, even if we stop paying because he found a new job. Mr. Hebert's employment agreement provides a death benefit equal to six months salary to be paid to his estate.

     The employment agreements described above will be replaced with the new employment agreements discussed under "Item 4 of Proxy Card -- New Common Stock Issuance," above.

     General. All of our executive officers generally receive participation in benefit plans, life insurance programs, an automobile expense reimbursement allowance or use of an automobile, bonuses at the discretion of the Board of Directors, reimbursement of business-related expenses, and certain fringe benefits.

REGISTRATION RIGHTS AGREEMENT

     Under a Registration Rights Agreement dated April 7, 1993, we granted to the holders of Senior Notes who either (i) had designees on our Board or were otherwise affiliates (as defined by Rule 405 promulgated under the Securities Act of 1933) of Rymer or (ii) received stock equal to or in excess of 5% of the common stock to be outstanding upon the consummation of the 1993 Restructuring, together with the Company's counsel in the 1993 Restructuring, the right to demand the filing of a shelf registration of the securities issued to them in the 1993 Restructuring. Upon their demand, the Company filed a shelf registration statement on Form S-2, which was declared effective by the Securities and Exchange Commission in

December 1994. The registration statement related to the offering by Deltec Asset Management Corporation and Oppenheimer & Co., Inc. of a total of 2,242,088 shares of common stock and $10,617,815 principal amount of Senior Notes.

STOCK PURCHASE AGREEMENTS AND CERTAIN ADDITIONAL COMPENSATION -- PRIOR
MANAGEMENT

     Jeffrey Rymer. On February 24, 1989, Mr. Jeffrey Rymer, then the President of Rymer, purchased 10,000 shares of common stock from the Company for a purchase price of $9.00 per share paid by his recourse 9.5% promissory note in the amount of $90,000. In September 1991, Mr. Rymer had an employment agreement with the Company. Under his employment agreement Mr. Rymer was entitled to receive additional compensation for Rymer Meat's fiscal years ending in 1992 and 1993 in the aggregate amount of $188,000. In September 1991, Mr. Rymer owed the Company $40,850 under his promissory note. In September 1991 Mr. Rymer released all claims for the $188,000 in additional compensation and in return the Company reduced the stock purchase price to $1.00 per share (the then fair market value) and agreed to pay him (i) $11,000 on January 4, 1993 with 9.5% annual interest and (ii) $131,000 on April 1, 1993 without interest. Concurrently Mr. Rymer issued a replacement promissory note due January 4, 1993 in the amount of $10,850 on the same terms as his prior note. The Company and Mr. Rymer had rights of offset with respect to the $10,850 note due from Mr. Rymer and the $11,000 obligation. Mr. Rymer subsequently agreed to defer the maturity of the $11,000 and $131,000 amounts to January 1, 1996 and January 2, 1996, respectively. In connection therewith, Mr. Rymer's promissory note in the amount of $10,850 was cancelled and extinguished and Mr. Rymer issued a new promissory note due January 1, 1996 on the same terms as his prior note. These notes, plus accrued interest thereon, were offset by the Company on January 1, 1996. The Company did not pay the note due to Jeffrey Rymer on January 2, 1996. The Company deferred payment of this debt in order to preserve cash for use in the operation of its business. In March 1996, the Company and Jeffrey Rymer agreed on revised payment terms whereby one-half of the principal ($65,000) and accrued interest on the entire debt at 9.5% per share through March 13, 1996 (amounting to $1,395) was paid to Jeffrey Rymer by the Company on March 13, 1996. The Company and Jeffrey Rymer agreed that interest would be paid on the remaining principal at a rate of 9.5% on a monthly basis and that the remaining principal will be paid in installments. At the end of fiscal 1996, no further amounts were due to Mr. Rymer. Jeffrey Rymer resigned as a Director and officer of the Company on November 8, 1995.

     Barry Rymer. On February 24, 1989, Barry Rymer purchased 150,000 shares of common stock from the Company for a purchase price of $9.00 per share paid by his recourse 9.5% promissory note in the amount of $1,350,000. In September 1991, Mr. Rymer had an employment agreement with the Company under which he was entitled to receive additional compensation at the annual rate of $465,000 per year for fiscal years 1991 through 1995 and $455,000 for the fiscal year 1996. As of September 18, 1991, the total additional compensation due Mr. Rymer aggregated $2,323,750, and Mr. Rymer owed the Company $1,391,400 under his promissory note. As agreed upon between Mr. Rymer and the Company, Mr. Rymer released all claims for $2,323,750 in additional compensation, and in exchange the Company reduced the stock purchase price to $6.00 per share (the then fair market value) and agreed to pay him (i) $942,000 on January 4, 1993 with 9.5% annual interest and (ii) $445,000 (which was guaranteed by Rymer Meat) on April 1, 1993, without interest. Mr. Rymer's note of February 24, 1989 (and interest thereon) was cancelled and Mr. Rymer issued to the Company a new promissory note due January 4, 1993 in the amount of $941,400 on the same terms as his prior note. The Company and Mr. Rymer had rights of offset with respect to the $941,400 note due from Mr. Rymer and the Company's $942,000 obligation to him.

     In October and December 1992, the Company agreed to further reduce the purchase price for the 150,000 shares to $1.25 per share, an amount in excess of the then fair market value of the shares and by reason of this reduction, Mr. Rymer contemporaneously reduced the amount ($1,387,000) due from the Company to
(i) $229,500 bearing 9.5% annual interest from the date of the reduction and
(ii) $124,000 bearing no interest. Mr. Rymer's note for $941,400 and interest thereon was cancelled and Mr. Rymer issued a new promissory note to the Company on the same terms as his prior note, except that it was due and payable on January 1, 1996 in the amount of $228,900. Of the Company's note, $229,500 was due January 1, 1996 and $124,000 was due January 2, 1996. The Company and Mr. Rymer had rights of offset with respect to the $228,900 note due from Mr. Rymer and the Company's $229,500 obligation to him. These notes, plus accrued interest thereon, were offset by the Company on January 1, 1996. The Company did not pay the $124,000 note due to Barry Rymer on January 2, 1996. The Company deferred payment of this debt in order to preserve cash for use in operation of its business. The payment terms of the note were revised so that Mr. Rymer was paid in installments. At the end of fiscal 1996, no further amounts were due to Mr. Rymer. Mr. Barry Rymer resigned as a Director of the Company on November 6, 1995.

     We believe that the terms of the transaction with Barry Rymer and Jeffrey Rymer were as favorable to us as we could have achieved in comparable transactions with third parties.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     We believe that during fiscal 1996 all reports for our executive officers and directors that were required to be filed under Section 16 of the Securities Exchange Act of 1934 were timely filed.

                                 OTHER MATTERS

     We do not know of any other business which may properly come before the annual meeting. If any new business is considered, the persons that hold proxies will use their best judgment in voting on those new matters.

                 STOCKHOLDER PROPOSALS FOR 1998 ANNUAL MEETING

     Any stockholder proposal to be considered for inclusion in our proxy solicitation materials for our 1998 annual meeting must be received at our executive offices, 4600 South Packers Avenue, Suite 400, Chicago, Illinois 60609, not later than November 30, 1997. If the 1998 annual meeting is not held on April 1, 1998, (the currently anticipated meeting date) and is held either
(i) before March 2, 1998 or (ii) on or after June 30, 1998 then we will tell you of the change and the new date by which stockholder proposals must be received.

                                                                      APPENDIX A

                    RYMER FOODS INC. 1997 STOCK OPTION PLAN

     1. PURPOSE. The purpose of this Rymer Foods Inc. 1997 Stock Option Plan ("Plan") is to attract and retain certain individuals as key employees and directors of Rymer Foods Inc., a Delaware corporation ("Company") and its subsidiaries and affiliates (Company and its subsidiaries and affiliates collectively or individually, "Rymer"), and to provide incentives for such key employees and directors to expand and improve the profits and achieve the objectives of Rymer by providing to such individuals nonqualified stock options ("Options") to acquire shares of Rymer common stock, $0.04 par value per share, ("Shares"), and thereby provide such key employees and directors with a greater proprietary interest in and closer identity with Rymer and its financial success.

     2. ADMINISTRATION. This Plan will be administered by a committee ("Committee") which shall be comprised of such persons as the Board of Directors of the Company ("Board") may from time to time designate and to the extent deemed appropriate by the Board shall be constituted as to permit this Plan to comply with Rule 16b-3 promulgated under Section 16(b) of the Securities Exchange Act of 1934, as amended ("Exchange Act") or any successor provision. The Committee shall interpret this Plan, prescribe, amend and rescind rules relating thereto and make all other determinations necessary or advisable for the administration of this Plan. Any such action by the Committee shall be final and conclusive on all persons having any interest in the Options to which such action relates. A majority of the members of the Committee shall constitute a quorum and all determinations of the Committee shall be made by a majority of its members. Any determination of the Committee under this Plan may be made without notice of meeting of the Committee by a writing signed by a majority of the Committee members.

     Except as specified in Section 5, the Committee shall determine within the limits of the express provisions of this Plan, those key employees and directors to whom Options shall be granted, the time or times at which Options shall be granted, the number of Shares to be subject to each Option and the restrictions applicable to each Option. In making such determinations, the Committee may take into account the nature of the services rendered by the Participants, their present and potential contributions to Rymer and such other factors as the Committee in its discretion deems relevant.

     3. PARTICIPANTS. Participants in the Plan ("Participants") shall consist of such key employees and directors as the Committee in its sole discretion from time to time designates within the limits of the express provisions of this Plan. The Committee's designation of a Participant in any year shall not require the Committee to designate such person in any other year. Subject to the terms and conditions of this Plan, the Committee shall consider such factors as it deems pertinent in selecting Participants and in determining the terms of the Options.

4.  TERMS AND CONDITIONS OF OPTIONS.

     (a) Option Exercise Price

        As used in this Plan, the "Exercise Price" of an Option shall mean the price at which one share of Common Stock may be purchased upon exercise of the Option.

     (b) Vesting of Options

        Options granted to a Participant under this Plan vest (herein called "Time Vest") at the rate of twenty-five percent (25%) per full year of service with Rymer following the date of the Option grant ("Grant Date"). A full year of service shall be completed on the day immediately preceding each anniversary of the Grant Date, provided the Participant remains in the service of Rymer through such date. In addition, for purposes of determining the Time Vested percentage, the year in which the Participant's death or disability occurs shall be counted as a full year of service with Rymer and the period through the end of the term of the Participant's employment and/or consulting agreement(s) in existence on the date of termination of the Participant's service shall be treated as service with Rymer for purposes of determining the Time Vested percentage if termination of service was by Rymer other than for Cause (as defined below) or by the Participant other than as a result of death or disability, which termination does not constitute a breach of the Participant's obligations under such agreement. The Options granted to a Participant who remains in the service of Rymer through the day immediately preceding the fourth anniversary of the Grant Date will be one hundred percent (100%) Time Vested. A Participant will be considered in the service of Rymer if the Participant is either employed by Rymer or engaged (pursuant to a written agreement) as a consultant to Rymer either directly or through an entity controlled by the Participant. Employment with Rymer will be deemed continuous through any period of absence due to authorized leave, disability, vacation, or other period of temporary absence, until the Participant's employment has been formally terminated by the written notice of either the Participant or Rymer. Subject to the foregoing provisions of this Section, engagement as a consultant to Rymer will be treated as continuous service through the entire term of the consulting agreement regardless of the actual time spent by the Participant performing the consulting services.

     (c) Vesting Upon Certain Events

        If the Company is merged or consolidated with an unaffiliated entity when the other entity is the survivor, or all or substantially all of the property or stock of Rymer on a consolidated basis is acquired by an unaffiliated entity or in the case of a liquidation of the Company or other significant reorganization event as determined by the entire Board acting upon majority vote, Options granted under the Plan to Participants in continuous service with Rymer from the Grant Date to immediately before such event shall either become one hundred percent (100%) Time Vested or shall be equitably adjusted pursuant to Section 9.

     (d) Exercise Price

        If Shares are listed or admitted to trading on any exchange or quoted through NASDAQ or any similar organization, the closing price per Share on the trading day immediately preceding the Grant Date shall be the Exercise Price. The closing price shall be the last sale price regular way or, in case no such sale takes place on such day, the average of the closing bid and asked prices regular way, in either case on the New York Stock Exchange, or, if Shares are not listed or admitted to trading on the New York Stock Exchange, on the principal national securities exchange on which the Shares are listed or admitted to trading, or if the Shares are not so listed or admitted to trading, the average of the highest reported bid and lowest reported asked prices as furnished by the National Association of Securities Dealers, Inc. through NASDAQ or through a similar organization if NASDAQ is no longer reporting such information. If Shares are not listed or admitted to trading on any exchange or quoted through NASDAQ or any similar organization, the fair value thereof determined in good faith by an independent brokerage firm or Standard & Poor's Corporation as of a date which is within fifteen (15) days of the date as of which the determination is to be made (the fees and expenses of any such independent brokerage firm or other firm engaged pursuant to this section to be paid by the Company).

     (e) Option Exercisability

        For purposes of this Section 4, changing from employment with Rymer to engagement as a consultant to Rymer shall not be considered a voluntary termination of the Participant's employment.

        Notwithstanding any provisions in this Section 4(e) to the contrary, any exercise by a Participant of an Option after the Participant's involuntary termination for Cause shall be invalid unless a Final Arbitration determination finds that the involuntary termination was not for Cause.

     (f) Cause

        Cause shall mean (i) with respect to any Participant who is party to an employment or consulting agreement, "Cause" as defined in such agreement (as such term may be determined in accordance with the terms thereof, including, if applicable, pursuant to arbitration provisions set forth therein) or (ii) with respect to any Participant who is not a party to an employment or consulting agreement, "Cause" as may be determined by applicable law. Any dispute, disagreement or controversy as to whether the termination of a Participant's employment by Rymer was for Cause shall be determined in accordance with the applicable provisions of the Participant's employment or consulting agreement or, if no such agreement is in effect, shall be submitted for arbitration held in accordance with the rules then in force of the American Arbitration Association and the determination of such arbitration ("Final Arbitration Determination") shall be conclusive and binding on the parties and shall not be appealable. To the extent the Participant's employment or consulting agreement includes an arbitration provision, such provision shall be followed to the extent not inconsistent with the rules then in force of the American Arbitration Association. To the extent the Participant does not have an employment or consulting agreement which includes arbitration procedures, Rymer and the Participant will each choose one arbitrator within ten (10) business days of the Participant's written request for arbitration, which written request must be given no later than ten (10) business days after notification from Rymer of the termination. Within ten (10) business days after the second arbitrator is chosen, the arbitrators chosen by Rymer and the Participant will choose a third arbitrator. The third arbitrator will conduct the arbitration. Such arbitration shall be conducted in Chicago, Illinois. The Company and the Participant will each pay its own attorneys' fee and will share equally the arbitration costs. If the parties enter into a settlement agreement after the arbitration process has commenced but prior to the determination of such arbitration, such settlement agreement shall be deemed a Final Arbitration Decision and as such shall be considered rendered on the date the settlement agreement is signed or such other date the parties designate in the settlement agreement.

     (g) Option Term

        Subject to the provisions of Section 4(e) hereof, the term of each Option granted under this Plan shall be for a period of no more than ten
        (10) years from the Grant Date.

     (h) Method of Exercise

        Options may be exercised by giving written notice to Rymer's Treasurer stating the number of Shares with respect to which the Option is being exercised and tendering payment in cash or check therefor.

     The award of any Option may be subject to other provisions (whether or not applicable to the Option awarded to any other Participant) as the Committee, in its sole discretion, determines appropriate, including, without limitation, restrictions on resale or other disposition and such provisions as may be appropriate to comply with federal or state securities laws and stock exchange requirements.

     5.  INTENTIONALLY OMITTED.

     6. SHARES. The total number of Shares allocated to this Plan and available to designated Participants under this Plan is 430,000 Shares, except as such number of Shares shall be adjusted in accordance with the provisions of
Section 9. Each Option when granted shall state the number of Shares to which it pertains. Such Shares may be either authorized but unissued Shares or treasury Shares.

     7. NOTICES. Options granted pursuant to this Plan shall be authorized by the Committee and shall be evidenced by notices ("Option Notices") in such form as the Committee shall from time to time determine. Such Option Notices shall state: (i) the number of Shares with respect to which the Option is granted and
(ii) the terms and conditions of the Option consistent with this Plan. The terms and conditions of each Option Notice must be consistent with the provisions of this Plan and will be applicable only to the grant that it announces.

     8. NONTRANSFERABILITY. During the lifetime of a Participant, any Option granted to the Participant shall be exercisable only by the Participant or by the Participant's guardian or legal representative. No Option shall be assignable or transferable, except by will or by the laws of descent and distribution. The granting of an Option shall impose no obligation upon the Participant to purchase Shares pursuant to the exercise of the Option.

     9.  ADJUSTMENTS.

     (A) Capital Adjustments

        If the shares should, as a result of any stock dividend, stock split, or subdivision or combination of Shares, or any reclassification, recapitalization or otherwise, be increased or decreased, the number of Shares covered by each outstanding Option, the Option exercise price under each outstanding Option, and the total number of Shares reserved for issuance under this Plan shall be adjusted proportionately as determined by the entire Board, acting by majority vote, to reflect such action. Any new shares or other securities issued with respect to Shares shall be deemed Shares.

     (B) Transactional Adjustments

        If Rymer is merged or consolidated with another unaffiliated entity when the other entity is the survivor, or if all or substantially all of the property or stock of Rymer on a consolidated basis is acquired by another unaffiliated entity, or in the case of a liquidation of the Company or other significant reorganization event as determined by the entire Board acting upon majority vote, the Committee shall have the right to provide for the continuation of Options or for other equitable adjustments as determined by it.

     10. LEGAL AND OTHER REQUIREMENTS. The obligation of the Company to deliver Shares pursuant to Options granted under this Plan shall be subject to all applicable laws, regulations, rules and approvals, including, but not by way of limitation, the effectiveness of a registration statement under the Securities Act of 1933, if deemed necessary or appropriate by the Committee, covering the Shares reserved for issuance upon exercise of Options. A Participant shall have no rights as a stockholder with respect to any Shares covered by Options granted to or exercised by the Participant until the date of delivery of a stock certificate to the Participant for such Shares. Shares issued hereunder may be legended as the Committee shall deem appropriate to reflect the restrictions imposed under this Plan or by securities laws generally. No adjustment other than pursuant to Section 9 hereof shall be made for dividends or other rights for which the record date is prior to the date such stock certificate is delivered.

     11. TAX WITHHOLDING. Rymer shall comply with the obligations imposed upon Rymer under applicable tax withholding laws, if any, with respect to Options granted hereunder, and shall be entitled to do any act or thing to effectuate any such required compliance, including, without limitation, withholding from amounts payable by Rymer to a Participant and including making demand on a Participant for the amounts required to be withheld.

     12. NO CONTRACT OF EMPLOYMENT. Neither the adoption of this Plan, nor the grant of any Options, nor ownership of Shares shall be deemed to obligate Rymer to continue the appointment, employment, or engagement of any eligible person for any particular period.

     13. INDEMNIFICATION OF COMMITTEE. The members of the Committee shall be indemnified by the Company to the fullest extent permitted by Delaware law, the Company's Certificate of Incorporation and the Company's by-laws.

     14. AMENDMENT AND TERMINATION OF PLAN. The Plan may be amended at any time and from time to time by the Board, but no amendment without the approval of the stockholders of the Company shall:

          (a) increase the number of shares as to which Options may be granted under the Plan;

          (b) expand or change the class of persons eligible to receive Options;

          (c) permit the purchase price of shares subject to an Option granted under the Plan to be less than the Fair Market Value of such Shares at the time the Option is granted;

          (d) extend the term of the Plan;

          (e) materially increase the benefits to the Participants under the Plan.

     Notwithstanding anything to the contrary contained herein, no amendment or cancellation of the Plan or any Option granted under the Plan shall alter or impair any of the rights or obligations of any person, without his consent, under any Option theretofore granted under the Plan.

     The Company may terminate this Plan at any time, but no such action shall reduce the number of Shares subject to the then outstanding Options granted to any Participant or, adversely to a Participant, change the terms and conditions of outstanding Options without the Participant's consent. Section 5 of this Plan may not be amended. No Option may be granted after five years from the effective date of this Plan.

     15. DELAWARE LAW TO GOVERN. This Plan shall be governed by and construed in accordance with the laws of the State of Delaware.

     16. EFFECTIVE DATE OF PLAN. This Plan shall become effective upon the consummation of the Restructuring of the Company provided such consummation occurs on or before December 31, 1997.

   IMPORTANT: A BANKRUPTCY CASE HAS NOT BEEN COMMENCED AS OF THE DATE OF THE
                         DISTRIBUTION OF THIS DOCUMENT

                         UNITED STATES BANKRUPTCY COURT
            FOR THE NORTHERN DISTRICT OF ILLINOIS, EASTERN DIVISION

IN RE:

             RYMER FOODS INC.,
             FORMERLY KNOWN AS THE
             RYMER COMPANY,

             DEBTOR.

TAXPAYER IDENTIFICATION NUMBER: 36-1343930
                                               CHAPTER 11

DISCLOSURE STATEMENT IN CONNECTION WITH PRE-PETITION SOLICITATION OF BALLOTS TO
 RYMER FOODS INC.'S PREPACKAGED PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE
                         UNITED STATES BANKRUPTCY CODE

     Rymer Foods Inc., a Delaware corporation ("the Debtor"), has not filed a case under the bankruptcy code at this time. However, it may be necessary for the Debtor to file a case under Chapter 11 of the Bankruptcy Code to restructure its financial obligations. This Disclosure Statement solicits your advance acceptance of the attached Prepackaged Plan of Reorganization and contains information relevant to your decision. Please read this Disclosure Statement and the Prepackaged Plan together with the Accompanying Prospectus (and which is incorporated herein by reference) completely and carefully. The Debtor believes that acceptance of this Prepackaged Plan is in the best interests of its creditors and stockholders and accordingly recommends that both impaired classes vote to accept the Prepackaged Plan.

     During the Solicitation Period and the bankruptcy proceedings the Debtor intends to operate its business as usual and pay in full its trade creditors and employees. The Debtor intends that its operating subsidiary, Rymer Meat Inc., will not file under Chapter 11 of the Bankruptcy Code. Accordingly, Rymer Meat is not part of the Prepackaged Plan and its creditors are not affected by the Prepackaged Plan (except to the extent they may hold claims against the Debtor).

     The information in this Disclosure Statement is made as of May 30, 1997 and neither the delivery of this Disclosure Statement nor any exchange of Notes made under the Prepackaged Plan implies that the information is correct after the date of this Disclosure Statement.

     Each creditor and stockholder should review with his, her or its legal, business, financial and tax advisors how the Prepackaged Plan affects him, her or it.

     This Disclosure Statement is not an offer to sell or the solicitation of an offer to buy securities. No sale of Debtor securities will be made in any state in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the state's securities laws.

     The voting deadline to accept or reject the Prepackaged Plan is July 7, 1997, unless extended.

The information in the Disclosure Statement is written in a style and uses defined terms apparently preferred by bankruptcy counsel to best assure compliance with the Bankruptcy Code disclosure requirements. It is a more formal and detailed presentation of information included in the Prospectus and Proxy Statement that accompany this Disclosure Statement and are part of the total disclosure package of information.

                               TABLE OF CONTENTS

                                                                 PAGE
                                                                 ----
INTRODUCTION................................................     III-1
SUMMARY OF THE PREPACKAGED PLAN.............................     III-3
BACKGROUND, PURPOSE AND ADVANTAGES OF THE BANKRUPTCY
  RESTRUCTURING.............................................     III-7
RISK FACTORS................................................     III-7
GENERAL INFORMATION CONCERNING THE DEBTOR...................     III-8
FINANCIAL INFORMATION.......................................     III-9
THE PLAN OF REORGANIZATION..................................     III-9
CONFIRMATION AND CONSUMMATION PROCEDURE.....................    III-21
CERTAIN FEDERAL INCOME TAX CONSEQUENCES.....................    III-25
ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE
  PREPACKAGED PLAN..........................................    III-25
VOTING INSTRUCTIONS.........................................    III-27
BANKRUPTCY RESTRUCTURING ACCOUNTING TREATMENT...............    III-28
DESCRIPTION OF CREDIT FACILITY AND NEW CREDIT FACILITY......    III-29
DESCRIPTION OF CAPITAL STOCK................................    III-29
CONCLUSION..................................................    III-29
CHAPTER 7 LIQUIDATION ANALYSIS FOR RYMER FOODS INC..........    III-30

                                  INTRODUCTION

     This Disclosure Statement is being furnished by Rymer Foods Inc., a Delaware corporation ("Rymer" or the "Debtor"), under Section 1126(b) of the United States Bankruptcy Code ("Bankruptcy Code") and Rule 3018(b) of the Federal Rules of Bankruptcy Procedure ("Bankruptcy Rules"), to the Debtor's creditors (collectively, "Creditors") holding claims in an impaired class of claims (as identified herein) and to holders of the Debtor's Common Stock ("stockholders") as of May 23, 1997 ("Record Date") in connection with the solicitation prior to the commencement of a case under Chapter 11 of the Bankruptcy Code of acceptances of the Debtor's Prepackaged Plan of reorganization dated May 23, 1997 ("Prepackaged Plan" or "Plan"). The Plan is attached as Exhibit B hereto.

     Available Information

     A Prospectus of which this Disclosure Statement is a part has been filed with the Securities and Exchange Commission. However, none of the Prospectus, this Disclosure Statement or the Prepackaged Plan has been approved or disapproved by the Securities and Exchange Commission or any state securities commission. Neither the Securities and Exchange Commission nor any state securities commission has passed upon the fairness or merits of the Prepackaged Plan or upon the accuracy or adequacy of the information contained in the Prospectus or this Disclosure Statement. Any representation to the contrary is a criminal offense. No United States Bankruptcy Court has approved this Disclosure Statement or the merits of the Prepackaged Plan.

     The Prospectus and the Proxy Statement that is included with the Prospectus are incorporated by reference into, and are a part of, this Disclosure Statement. Each creditor and stockholder should read the Disclosure Statement and the Prepackaged Plan, together with the Prospectus and Proxy Statement, in full before voting on the Prepackaged Plan. Other information about the Debtor is publicly available. See the Prospectus, "Available Information".

     The Debtor believes that the Disclosure Statement contains information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor typical of holders of claims and interests of the classes of claims and interests being solicited to make an informed judgment whether to accept or reject the prepackaged plan.

     Voting Instructions

     Under the Bankruptcy Code, only classes of claims or interests which are "impaired" (as described by the Bankruptcy Code) are entitled to vote to accept or reject the Prepackaged Plan. The following Classes of claims and interests are impaired under the Prepackaged Plan and are entitled to vote on the Prepackaged Plan: Claims of unsecured Creditors with claims greater than $2,500, which primarily includes the holders of Senior Notes ("Noteholders") and holders of shares of common stock ("stockholders");

NOTEHOLDERS:

     To Accept or Reject the Prepackaged Plan

     Beneficial Owner of Notes -- Complete and sign the BLUE Ballot. Beneficial Owners who are also record holders should forward their Blue Ballots directly to ChaseMellon Shareholder Services, L.L.C. in the Yellow Envelope. Beneficial Owners who are not record holders should forward their Blue Ballot to their record holder which is the broker, bank, dealer, trust company or other nominee in whose name the Beneficial Owner's Note is held of record in the envelope provided by the record holder.

                                     III - 1

     - Record Owners of Notes -- Complete and sign the GREY Master Ballot. Return your Master Ballot in the YELLOW ENVELOPE to:

                      ChaseMellon Shareholder Services LLC
                               111 Founders Plaza
                                   Suite 1100
                        East Hartford, Connecticut 06108

STOCKHOLDERS:

     -- To accept or Reject the Prepackaged Plan:

     - Beneficial Owners -- Complete and sign the GREEN Ballot. Beneficial Owners who are also record holders should forward their Green Ballots directly to ChaseMellon Shareholder Services, LLC in the Yellow Envelope. Beneficial Owners who are not record holders should forward their Green Ballot to their record holder which is the broker, bank, dealer, trust company or other nominee in whose name the Beneficial Owner's Note is held of record.

     - Record Owners -- Complete and sign the WHITE Master Ballot. Return your Ballot or Master Ballot in the YELLOW ENVELOPE to:

                      ChaseMellon Shareholder Services LLC
                               111 Founders Plaza
                                   Suite 1100
                        East Hartford, Connecticut 06108

     Any person who holds claims and/or interests in more than one Class is required to vote separately with respect to each Claim and Interest. Please use a separate ballot of the appropriate form to vote each class of claim and/or interest you hold. See "Voting Instructions" below.

     After carefully reviewing this Disclosure Statement and the Prepackaged Plan, each creditor and stockholder should vote and return (in the yellow envelope provided) the appropriate ballot. To be counted, your ballot, must be received by 5:00 p.m., Eastern Standard Time on July 7, 1997 or such later date to which this solicitation is extended by the Debtor (the "Expiration Date").

     The filing of a Chapter 11 case under the Bankruptcy Code after the Expiration Date will not entitle noteholders or stockholders to vote again on the Prepackaged Plan unless there is a resolicitation of acceptances by the Debtor. The Debtor reserves the right to extend this solicitation for such period or periods as it determines in its sole discretion. The Debtor will publicly announce any extensions over the Dow Jones News Service prior to 9 a.m., Eastern Standard Time, on the business day following the previously scheduled Expiration Date. Only ballots that indicate either an acceptance or a rejection of the Prepackaged Plan will be counted.

     Ballots to accept or reject the Prepackaged Plan may be revoked up to the earlier of (a) the filing of the Debtor's Chapter 11 case and (b) 5:00 p.m., Eastern Standard Time, on the Expiration Date. Thereafter, ballots may be revoked only with the approval of the Bankruptcy Court.

                                     III - 2

     If you have questions concerning the procedure for voting, or if you did not receive the appropriate ballot or ballots, received a damaged ballot, need an additional ballot or lost your ballot, or if you have questions about the Disclosure Statement, please contact:

                                Hill & Knowlton
                                   3rd Floor
                              466 Lexington Avenue
                            New York, New York 10017
                                 (800) 755-3002

     The Debtor believes that the Prepackaged Plan provides equal or greater value to its creditors and stockholders than other available alternatives. The Debtor, therefore, believes that acceptance of the plan is in the best interests of each and every class of Creditors and stockholders and recommends that you vote to accept the Prepackaged Plan.

                        SUMMARY OF THE PREPACKAGED PLAN

THE DEBTOR

     Rymer is a holding company for its direct, wholly owned subsidiary Rymer Meat Inc. (Rymer Meat and its subsidiaries are collectively referred to herein as the "Subsidiaries"; the Debtor is "Rymer.") Rymer's principal asset is the stock of Rymer Meat. Through its Subsidiaries, Rymer is engaged in the production of portion-controlled meat entrees for restaurants, major food service distributors, food processors and retail customers. See "General Information Concerning the Debtor -- Business and Properties," below.

     Rymer has continuously considered a variety of possible strategic alternatives for its business including a sale of the company, seeking an equity investment or other capital infusion. It engaged Kirkland Messina, an investment banking firm, to advise management as to the various possible alternatives. None of the strategic alternatives were feasible because of the intense competitive conditions in the meat industry and Rymer's capital structure and financial condition. Because of the amount of Senior Notes outstanding and the pledge of assets to secure the LaSalle National Bank credit facility, we recognized that it would be unlikely that we could attract new capital. For the same reasons, we determined that a sale of the business would not produce enough money to pay the Senior Notes and nothing would be paid to the stockholders. Therefore, the best strategic alternative is to stabilize Rymer's financial position and to grow our business. We decided that after the Exchange Restructuring our best alternative is the Prepackaged Plan.

THE RESTRUCTURING

     The proposed restructuring involves the issuance of the Debtor's New Common Stock in exchange for Senior Notes and other unsecured debts over $2,500 in amount, a 25 into 1 reverse stock split, the issuance of New Common Stock to senior management, adoption of a new Stock Option Plan for employees, and the election of new directors. Rymer is proposing two alternative restructurings: the "Exchange Restructuring" and the "Bankruptcy Restructuring." The Exchange Restructuring is designed to accomplish the restructuring outside of bankruptcy. It is described in detail in the Prospectus. To increase the likelihood of completing a restructuring, the Debtor is also proposing the Bankruptcy Restructuring which, if both impaired Classes accept, involves substantially the same economic consideration as the Exchange Restructuring but would be accomplished under the supervision of a Bankruptcy Court.

                                     III - 3

     The proposed restructuring is designed to eliminate the financial pressures on the Debtor arising from its debt structure. It does not, however, directly affect the continuing business operations of Rymer or Rymer Meat. The Restructuring will not have a direct effect on the Subsidiaries other than as co-parties to a new credit which will refinance or extend the maturity of the indebtedness owed under the Debtor's line of credit.

     The net effect of the proposed restructuring would be to eliminate having to service approximately $24.1 million of debt, rebalance equity ownership among creditors (80%), stockholders (10%) and senior management (10%), reconfigure the board of directors and incentivize employees.

     The Prepackaged Plan. It is very possible that the conditions to implement the Exchange Restructuring may not be met. These conditions include tender of 95% (in principal amount) of the Notes and, indirectly, the approval by a majority of the stockholders. The Bankruptcy Restructuring is offered as an alternative to accomplish the restructuring. Under the Bankruptcy Restructuring, the Debtor needs acceptances by Creditors, including noteholders, and stockholders of the Prepackaged Plan prior to filing a case under Chapter 11 of the Bankruptcy Code, and confirmation of the Prepackaged Plan shortly after the filing.

     No Subsidiary will seek relief under the Bankruptcy Code in the Bankruptcy Restructuring. Creditors and employees of the Subsidiaries will not be directly affected by the filing of a Chapter 11 case by the Debtor or by the Prepackaged Plan except to the extent they also hold Claims against the Debtor, including those arising out of guaranties by the Debtor.

     Treatment of Claims and Interests Under the Prepackaged Plan. The following table briefly summarizes the classification and treatment of claims and interests under the Prepackaged Plan. This summary is qualified in its entirety by reference to the provisions of the Prepackaged Plan which is described in greater detail under "The Plan of Reorganization".

            CLASS DESCRIPTION                                  TREATMENT UNDER THE PLAN
            -----------------                                  ------------------------
ADMINISTRATIVE EXPENSES. Costs and              - UNIMPAIRED (Non-voting)
expenses of administration and expenses of      - Paid in full on the Effective Date of the Bankruptcy
operations, and Claims of the kind              Restructuring or as the parties otherwise agree.
specified under Section 507(a)(1) of the
Bankruptcy Code.
CLASS 1. Allowed Priority Claims under the      - UNIMPAIRED (non-voting)
Bankruptcy Code, other than Administrative      - Paid in full on the Effective Date of the Bankruptcy
Expenses. The Debtor currently estimates        Restructuring or, if later, 11 days after being
that about $110,000 will be paid to about       finally allowed by the Bankruptcy Court, except that,
4 creditors on Allowed Priority Claims.         at the Debtor's option allowed priority tax claims
                                                (together with accrued interest) may be paid over a
                                                period up to six years after assessment.
CLASS 2. Allowed Secured Claims. This           - UNIMPAIRED (non-voting)
class includes LaSalle National Bank, as a      - On the Effective Date of the Bankruptcy
secured creditor.                               Restructuring, all defaults other than those specified
                                                in Section 365(b)(2) of the Bankruptcy Code shall be
                                                cured; all claims will be reinstated to maturity; and
                                                otherwise secured creditors shall retain their legal,
                                                equitable and contractual rights.

                                     III - 4

            CLASS DESCRIPTION                                  TREATMENT UNDER THE PLAN
            -----------------                                  ------------------------
CLASS 3. Allowed Unsecured Claims other         - IMPAIRED (voting)
than Class 5 Claims. Claims in Class 3 as       - Allowed Class 3 Claims shall be fully settled and
of January 25, 1997, aggregate                  satisfied by receiving a pro rata distribution of
approximately $24.1 million, including the      3,440,000 newly-issued shares of common stock, par
noteholders and the deferred compensation       value $0.04 per share.
claimant. There are approximately 15
holders of Class 3 claims.
CLASS 4. Holders of the Common Stock. The       - IMPAIRED (voting)
number of issued and outstanding shares of      - If, but only if, Class 3 accepts the Bankruptcy
Common stock is 10,754,093. The number of       Restructuring Plan, stockholders will receive a pro
holders of record of Class 4 Interests is       rata distribution from 430,000 newly issued shares of
approximately 750.                              New Common Stock that gives effect to a twenty-five
                                                (25) into one (1) reverse stock split and dilutes the
                                                ownership interest in the Debtor represented by the
                                                Common Stock outstanding prior to the Effective Date
                                                of the Bankruptcy Restructuring to 10%. If the Plan is
                                                not accepted by Class 4, all outstanding common stock
                                                may be cancelled and the stockholders will receive no
                                                distribution with respect to their Interests.
CLASS 5. Allowed General Unsecured Claims       - UNIMPAIRED (non voting)
either less than $2,500 or voluntarily          - Paid in full or assumed in full on the Effective
reduced to $2,500 prior to the Effective        Date of the Bankruptcy Restructuring.
Date by the holder of such Claim. This is
a convenience category for small general
unsecured claims. For example, a $1,000
death benefit is payable to certain
retired employees. Debtor estimates that
about $150,000 will be paid to about 150
creditors in this class.

                                     III - 5

     Effect of Bankruptcy Restructuring. The following table summarizes the change that will be made if the Bankruptcy Restructuring happens:

                                          CURRENTLY             AFTER THE BANKRUPTCY RESTRUCTURING
                                          ---------             ----------------------------------
Noteholders and Deferred
  Compensation Claimants......  $24,100,000 of claims           3,440,000 shares of New Common
                                                                Stock
Stockholders..................  10,754,053 shares of Common     430,000 shares of New Common Stock
                                Stock
Senior Management.............  Out-of-the money options        430,000 shares of New Common
                                (61,000 shares) and warrants    Stock, Loans to pay income tax,
                                (750,000 shares) Employment     New Employment Agreements
                                Agreements
Board Members.................  Ed Schenk                       Ed Schenk
                                David E. Jackson                Joe Colonnetta
                                Hannah H. Strasser              3 designees
                                Joe Colonnetta
                                Samuel I. Bailin
Employees.....................  Stock Option Plan out-of-the-   New option plan for 430,000 shares
                                money options                   of New Common Stock
Secured Lender................  $4,000,000 revolving credit     $4,000,000 revolving credit
                                facility expiring July 31,      facility expiring April 1, 1998
                                1997

     If the Prepackaged Plan is not approved by the stockholders but is confirmed by the Bankruptcy Court, all outstanding Common Stock may be cancelled. If this happens, none of the existing stockholders, even those that voted for the Prepackaged Plan, will receive anything.

     Voting. It is important that all noteholders, other creditors and stockholders vote to accept or reject the Prepackaged Plan. Votes will be counted by Class. Under the Bankruptcy Code, for purposes of determining whether a Class has accepted the Plan, the vote will be tabulated based on the ratio of accepting holders in the Class to all voting holders of the Class. In each case, only the votes of Holders of Allowed Claims and Interests are counted. See "Voting Instructions". Abstentions, non-votes, ballots received after the Expiration Date, and incomplete and unsigned ballots will not be counted as votes for or against the Prepackaged Plan. The filing of a Chapter 11 case after the Expiration Date will not entitle stockholders or creditors to vote thereafter on the Prepackaged Plan unless there is a resolicitation of acceptances or rejections by the Debtor.

     Acceptance of the Plan. All persons holding Claims in unimpaired Classes are conclusively presumed to have accepted the Prepackaged Plan.

     All holders of Allowed Claims or Interests in an impaired Class are entitled to vote on the Prepackaged Plan. Class 3, which includes the noteholders, shall have approved the Prepackaged Plan if it is accepted by holders of at least 66.67% in amount and more than 50% in number of the Allowed Claims of Class 3 voted on the Prepackaged Plan.

     All stockholders (Class 4) shall have accepted the Prepackaged Plan if it is approved by the stockholders that hold at least 66.67% in number of the total shares of Common Stock voted on the Prepackaged Plan.

     Conditions to Effectiveness. Confirmation of the Prepackaged Plan is conditioned on acceptance by Class 3, which includes the noteholders. Consummation of the Prepackaged Plan

                                     III - 6
is conditioned on the signing of a new $4,000,000 credit facility with LaSalle National Bank or another lender, and the other documents, agreements and instruments required for consummation of the Plan and governance of the Debtor and its Subsidiaries being in form or substance satisfactory to the Debtor; (See, Plan, Article XIV, "Conditions Precedent.")

     Effective Date. The Effective Date of the Plan means the later of (a) a date within 30 days following the date on which the Confirmation Order is entered or (b) if the Confirmation Order is appealed and a stay pending appeal is granted, the second business day following the date on which the Confirmation Order shall become final and nonappealable or no longer subject to a stay; provided however, that, if the Confirmation Order is appealed but not stayed, the Debtor may consummate the Plan at its sole discretion.

                       BACKGROUND, PURPOSE AND ADVANTAGES
                        OF THE BANKRUPTCY RESTRUCTURING

     The background on the restructuring, the purpose of and effect of the restructuring, the reasons for and advantages of the restructuring and the alternatives to the restructuring are discussed in the Prospectus under the headings "Background of the Restructuring", "The Restructuring", "The Bankruptcy Restructuring", and "The Restructuring Plan". See also "Alternatives to Confirmation and Consummation of the Prepackaged Plan" below and Exhibit A -- "Chapter 7 Liquidation Analysis for Rymer."

     Rymer's Board of Directors has authorized this solicitation but has not at this time approved a bankruptcy filing. The Board of Directors reserves the right not to pursue the bankruptcy restructuring or seek confirmation of the Prepackaged Plan regardless of the acceptances or rejections of the Prepackaged Plan by the various impaired classes. It may, in its discretion, choose to pursue other alternatives if the exchange restructuring is not consummated, including the implementation of a new restructuring plan outside of bankruptcy or the filing of Chapter 11 proceedings to implement a plan of reorganization other than the Prepackaged Plan, even if sufficient votes to accept the Prepackaged Plan are received.

                                  RISK FACTORS

     An investment in the New Common Stock involves a high degree of risk. Prior to voting to accept or reject the Prepackaged Plan, all noteholders and all stockholders should read and carefully consider the risk factors in the Prospectus under the caption "Risk Factors" as well as the information in this Disclosure Statement.

                                     III - 7

                   GENERAL INFORMATION CONCERNING THE DEBTOR

BUSINESS AND PROPERTIES

     Rymer is the holding company for its direct, wholly owned subsidiary, Rymer Meat. Through this subsidiary, Rymer is primarily engaged in the development and production of frozen, pre-seasoned, portion-controlled meat entrees for restaurants, food distributors, food processors and retail customers.

     Rymer was incorporated under the laws of the State of Delaware in 1969. Its principal offices are located at 4600 South Packers Avenue, Suite 400, Chicago, IL 60609 (telephone no. 773-927-7777). Additional information concerning Rymer and its business, financial position and results of operations, is included on the Prospectus sections "Rymer's Business" and "Rymer's Financial Condition."

     Rymer's recent operating results have been adversely affected by a number of factors including consolidation among mid-scale family restaurant chains and intense price competition in certain food market segments. In recent years, Rymer withdrew from both the chicken and seafood markets and is now concentrating on the beef market. Rymer has not paid a dividend on its common stock in the last 14 years. See "Rymer's Business".

     The main liabilities are the approximately $23.1 million of Senior Notes issued in its 1993 Restructuring and unpaid accrued interest thereon. The December 15, 1996 interest payment on the Senior Notes was made by issuing to the noteholders more Senior Notes equal to the interest payment then due. A cash interest payment of approximately $1.3 million is due on June 15, 1997. Rymer does not expect to have the cash to make this payment. Also, this payment cannot be made by issuing additional Notes. Failure to make the June 1997 interest payment would be a serious default under the Indenture.

     Rymer has a $4,000,000 revolving working capital and letter of credit facility with LaSalle National Bank under an annually renewable Credit Agreement. The Credit Agreement recently has been extended to July 31, 1997. Rymer is currently in default with respect to the Minimum Tangible Net Worth and Minimum Consolidated Net Income covenants in the Credit Agreement. LaSalle National Bank has waived past defaults as of the period ended March 22, 1997. However, there can be no assurance that LaSalle National Bank will continue to waive future defaults or renew or extend the Credit Agreement after July 31, 1997. If the proposed restructuring is successful, Rymer expects that it will be able to enter into a new Credit Agreement with LaSalle National Bank or another lender.

MANAGEMENT

     Board of Directors. The present members of the Debtor's Board of Directors are: P.E. "Ed" Schenk, David E. Jackson, Hannah H. Strasser, Joseph Colonnetta, and Samuel I. Bailin.

     As part of the Bankruptcy Restructuring, Rymer anticipates that a new Board of Directors will assume office on the Effective Date. This Board will consist of Ed Schenk, Joseph Colonnetta and three additional directors to be designated.

     The current directors will continue to serve on the Debtor's Board of Directors until they resign or are replaced. Confirmation of the Prepackaged Plan is a condition precedent to the assumption of office by the new directors.

                                     III - 8

     Executive Officers. The Debtor's present executive officers are as follows:

                NAME                                               POSITION
                ----                                               --------
P.E. (Ed) Schenk.....................    Chairman of the Board, Chief Executive Officer, President,
                                         Chief Operating Officer
Edward M. Hebert.....................    Senior Vice President, Treasurer and Chief Financial Officer
Jose Muguerza........................    Vice President of Operations and Technical Services
Barbara McNicholas...................    Secretary

     Except as the Debtor may subsequently notify the Bankruptcy Court, these officers will continue to serve as executive officers after the effective date of the Bankruptcy Restructuring.

     Additional information about the Debtor's directors and officers, including age and experience, compensation, and employment agreements, is included in the Proxy Statement.

PRINCIPAL STOCKHOLDERS

     The principal stockholders of the Debtor are identified in the table included in the Proxy Statement.

                             FINANCIAL INFORMATION

HISTORICAL FINANCIAL INFORMATION

     Unaudited consolidated financial statements of Rymer at January 25, 1997 are included in the Prospectus. Audited consolidated financial statements of Rymer are incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended October 26, 1996.

FINANCIAL INFORMATION GIVING EFFECT TO THE BANKRUPTCY RESTRUCTURING

     Unaudited consolidated financial statements giving effect to the Bankruptcy restructuring are included in the Prospectus under the Bankruptcy Restructuring.

PROJECTIONS

     Projections prepared by the Debtor to illustrate the effects of the Restructuring are included in the Prospectus under "Financial Projections."

                           THE PLAN OF REORGANIZATION

CHAPTER 11 OVERVIEW

     A proceeding for voluntary reorganization under Chapter 11 of the Bankruptcy Code is begun by filing a petition with the Bankruptcy Court. The filing of the Chapter 11 petition creates a bankruptcy estate comprised of all legal or equitable interests of the debtor in property as of the filing of the Chapter 11 case, wherever located and by whomever held. Upon the filing of the voluntary petition, an order for relief is automatically entered.

     The entry of the order for relief causes the stay pursuant to Section 362 of the Bankruptcy Code to become effective automatically. The automatic stay is one of the fundamental protections afforded a debtor in a bankruptcy case. The automatic stay is a pervasive statutory injunction which provides that, with limited exceptions, no creditor or other entity may continue or commence any action against a debtor, its property or property in its possession unless the

                                     III - 9
creditor of the other entity first obtains permission from the bankruptcy court. The exceptions to the automatic stay are based, for the most part, on governmental entities' authority to regulate a debtor's effect on the health and welfare of the persons within its jurisdiction. Creditors and other entities may be entitled to relief from the automatic stay if certain statutory criteria are met, e.g;, (i) cause, including the lack of adequate protection of an entity's interest in property, or (ii) the debtor's lack of equity in property and the property not being necessary for the debtor's effective reorganization.

     Upon the automatic entry of an order for relief simultaneously with the filing of the voluntary petition, a debtor becomes a "debtor-in-possession". A debtor-in-possession, unless otherwise ordered by the bankruptcy court, automatically is authorized to retain possession of its assets and manage its business in the ordinary course, without the need for any specific bankruptcy court approval. A debtor-in-possession may use, sell or lease property of the estate in the ordinary course of business without specific bankruptcy court approval with the exception of the use of cash and cash equivalents in which a secured creditor or other entity has an interest, which the debtor-in-possession may not use absent secured creditor consent or court authority.

     In general, a Chapter 11 plan of reorganization (i) divides claims and interests into separate classes, (ii) specifies the treatment of any class including the property that each class is to receive under the plan, (iii) provides adequate means for implementation of the plan of reorganization, and
(iv) contains other provisions concerning the reorganization of the debtor. Under the Bankruptcy Code, "claims" and "interests" are classified rather than "creditors" and "shareholders" because persons may hold claims or interests in more than one class. For purposes of this Disclosure Statement, the terms "creditor" and "stockholder" refer to the holder of a claim or interest, respectively, in a particular Class under the Prepackaged Plan.

     A Chapter 11 plan may specify that certain classes of claims or interests are either to be paid in full upon effectiveness of the plan or are to remain unchanged by the reorganization. These classes are referred to as "unimpaired" and are deemed to accept the plan because of their favorable treatment. Accordingly, it is not necessary to solicit votes from the holders of claims in unimpaired classes. A Chapter 11 plan also may specify that certain classes will not receive any distribution of property or retain any claim against a debtor. These classes are deemed to reject the plan and, therefore, need not be solicited to vote to accept or reject the plan. In other words, only those persons who will receive distribution or retain claims but whose claims or interest will change as a result of the Bankruptcy Reorganization vote on the adoption of the Plan.

FORMATION OF COMMITTEES AND STANDING TO BE HEARD

     As soon as practicable after the filing of the case, the United States Trustee will appoint a committee to represent the unsecured creditors in the bankruptcy case. The United States Trustee may appoint additional committees of creditors or of equity security holders as the United States Trustee deems appropriate. Section 1102 authorizes the court, upon request of a party in interest, to order appointment of additional committees of creditors or of equity security holders if necessary to assure adequate representation of creditors or equity security holders.

     With the court's approval, an official committee may engage its own attorneys, accountants, or other agents. Under Section 1103(c) of the Bankruptcy Code, a committee may (1) consult with the trustee or Debtor-in-Possession concerning the administration of the case; (2) investigate the acts, conduct, assets, liabilities, and financial condition of the debtor, the operation of the debtor's business and the desirability of the continuance of such business and

                                    III - 10
any other matter relevant to the case or to the formulation of a plan; (3) participate in the formulation of a plan, advise those represented by such committee of such committee's determinations as to any plan formulated, and collect and file with the court acceptances or rejections of a plan; (4) request the appointment of a trustee or examiner under Section 1104 of the Bankruptcy Code; and (5) perform such other services as are in the interests of those represented.

     Any party in interest, including the Debtor, a creditors' committee, an equity security holders' committee, a creditor, a stockholder or any indenture trustee, may raise and may appear and be heard on any issue in the bankruptcy case.

GENERAL

     The following summary is qualified in its entirety by reference to the provisions of the Prepackaged Plan.

     For the Prepackaged Plan to be confirmed by the Bankruptcy Court (i) Class 3 creditors including the noteholders who cast votes to accept the plan must hold (a) at least 66 2/3% in dollar amount and (b) more than 50% in number of the Allowed Claims voting in such Class, and (ii) stockholders who vote to accept the plan must hold at least 66 2/3% in dollar amount of the Allowed Interests voting in such Class. If the stockholders fail to accept the Prepackaged Plan, at the Debtor's request, the Bankruptcy Court may still confirm the Prepackaged Plan if minimum treatment standards are met with respect to the stockholders.

     The terms proposed by the Debtor for the payment of and distribution to Allowed Claims and Interests under the Prepackaged Plan are based upon the Debtor's discussions with the Restricted Noteholder and on the Debtor's assessment of its ability to fulfill its obligations under the Prepackaged Plan. In conjunction with the Prepackaged Plan, the Debtor has made financial projections of earnings and cash flow for each of the fiscal years ending in 1998 through 2000. See Prospectus, "The Restructuring Plan -- Financial Projections".

     Payments and other distributions to be made under the Prepackaged Plan will be made on the Effective Date or as soon thereafter as is practicable, or at such other time or times as are specified in the Prepackaged Plan.

     The Debtor believes that (i) under the Prepackaged Plan, each creditor and stockholder will obtain a recovery from the Debtor equal to or greater than the recovery which otherwise would be obtained if the assets of the Debtor were liquidated under Chapter 7 of the Bankruptcy Code (see Exhibit A "Chapter 7 Liquidation Analysis for Rymer Foods Inc.") and (ii) the Prepackaged Plan will enable the Company to continue its business operations as a viable going concern without bankruptcy proceedings for its Subsidiaries and enhance the Debtor's ability to service its debt obligations and fund its capital expenditures in the future. See Prospectus, "Illustrative Unaudited Financial Information."

CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

     The Prepackaged Plan treats Allowed Claims and Interests of the Debtor's creditors and stockholders. An Allowed Claim or Interest is one that is (i) listed by the Debtor in schedules supplied to the Bankruptcy Court and not designated as "contingent", "unliquidated" or "disputed", or (ii) as to which a proof of claim or interest has been filed, and, in both cases, as to which no objection has been made by the Debtor or any other party in interest. If an objection is made, the validity and amount of the Claim or Interest will be determined by the

                                    III - 11

Bankruptcy Court. Any person seeking to assert a Claim or Interest that is not scheduled by the Debtor, that is in an amount larger than the amount scheduled by the Debtor, that is scheduled by the Debtor as contingent, unliquidated or disputed, or that is different from that which is shown in the Debtor's schedules must file a proof of claim with the Bankruptcy Court.

     The Prepackaged Plan designates four Classes of Claims and one Class of Interests. These Classes take into account the differing nature and priority under the Bankruptcy Code of the various Claims and Interests.

     Administrative Expense

     Administrative Expenses are Claims against the Debtor constituting a cost or expense of administration of the Reorganization Case including any actual and necessary costs and expenses of preserving the Debtor's estate, any actual and necessary costs and expenses of operating the Debtor's businesses, loans or other advances to the Debtor as the Debtor-in-Possession, all allowances of compensation and reimbursement of expenses to professionals to the extent allowed by the Bankruptcy Court, and any fees or charges assessed against the Debtor's bankruptcy estates under Section 1930, Chapter 123, Title 28, United States Code.

     Under the Prepackaged Plan, Administrative Expenses will be paid in full on the later of the date on which such Claim is Allowed or the Effective Date, unless the creditor consents to other treatment. However, Administrative Expenses representing liabilities incurred in the ordinary course of business by the Debtor (including amounts owed to vendors and suppliers which have sold goods or furnished services to the Debtor after the commencement of the bankruptcy case) or liabilities arising under loans or advances to the Debtor will be paid by the Debtor in accordance with the terms and conditions of the particular transactions.

     Class 1 -- Allowed Priority Claims

     Priority Claims include (i) unsecured claims for accrued employee compensation earned within 90 days prior to the filing of the Chapter 11 petition, up to $4,000 per employee, (ii) certain contributions to employee benefit plans arising from services rendered within 180 days prior to the filing of the Chapter 11 petition, and (iii) certain unsecured claims of governmental units for taxes. Under the Prepackaged Plan, holders of Allowed Priority Claims are to be paid in cash in full on the later of the Effective Date or the date on which such claim is allowed. However, Allowed Priority Claims incurred in the ordinary course of business may be paid on the date any such claim is due by its terms. Also, any Allowed Priority Claims that are by law subject to alternative repayment over a period of time may be paid in a manner consistent with such law, and allowed priority tax claims plus interest accrued thereon (at amounts and a rate to be agreed upon between the Debtor and the holder of the subject claim, or, in the absence of such agreement, as determined by the Bankruptcy Court) may be paid over a period not exceeding six (6) years after the date of assessment of the Claims.

     Class 1 is unimpaired and holders of Class 1 Claims are conclusively presumed to have accepted the Prepackaged Plan. Since the Debtor principally operates as a holding company, the amount of Class 1 Claims is not expected to be significant.

     Class 2 -- Secured Claims

     Class 2 consists of all Allowed Secured Claims. On the Effective Date, the Debtor will cure substantially any default that occurred before or after the commencement of the bankruptcy case, the occurrence of which entitles a holder of a Class 2 claim, under any contractual

                                    III - 12
provision or applicable law, to demand or receive accelerated payment of such claim. The Plan will not alter the legal, equitable or contractual rights of the holders of secured claims, including, but not limited to, rights in any collateral securing such claims as of the commencement of the bankruptcy case.

     Included in Class 2 are Claims held by LaSalle National Bank under the Credit Agreement which is secured by security interests in the stock of Rymer Meat. The Debtor will either enter into a New Credit Facility with LaSalle National Bank or enter into a New Credit Facility with a different lender and use the proceeds of the New Credit Facility to repay LaSalle National Bank.

     Class 2 is unimpaired and LaSalle National Bank is conclusively presumed to have accepted the Prepackaged Plan.

     Class 3 -- Allowed Other General Unsecured Claims

     Class 3 consists of all Allowed Unsecured Claims other than claims included in Classes 1, 2 and 5. Class 3 is impaired.

     Class 3 claims include the Notes and deferred compensation claimant in the approximate amount of $24.1 million, plus accrued interest to the Effective Date. Also included are (i) trade claims greater than $2,500 for goods and services provided to the Debtor before filing the Chapter 11 bankruptcy case;
(ii) claims for damages arising from the rejection of executory contracts and unexpired leases; (iii) any unknown damage claims; and (iv) any Allowed Claims arising under deferred compensation agreements and retirement policies.

     The Debtor is liable to Robert Rittmaster, a former officer and director, pursuant to a Deferred Compensation Agreement dated August 29, 1986, to pay $77,000 per year in monthly installments for the rest of his life. Under the Deferred Compensation Agreement, if Mr. Rittmaster does not live to receive 240 monthly payments, then the remainder of such 240 monthly payments shall be paid to his designated beneficiary or to his estate. The Debtor began making payments under the Deferred Compensation Agreement at the beginning of its fiscal year 1989 and has continued making all such payments. The Debtor believes the Deferred Compensation Agreement is an executory contract within the meaning of, and subject to rejection under, Section 365 of the Bankruptcy Code. The Debtor further believes that the claim for damages for rejection of the Deferred Compensation Agreement is limited to one year under Section 502(b)(7) of the Bankruptcy Code. In the event that the Debtor files a bankruptcy petition, it intends to file a motion seeking to reject the Deferred Compensation Agreement and to limit the claim from such rejection. If the Debtor were to succeed on that motion, then the Class 3 Claim under the Deferred Compensation Agreement would be limited to approximately $77,000. If the Debtor were not to succeed, then the claim would not be capped at one year and probably would be the amount of the payments provided under the agreement discounted to present value. The Debtor estimates the present value of such payments is approximately $570,000, although the figure could be determined to be higher or lower.

     The Debtor will reject options to purchase Common Stock which were issued under the Debtor's 1993 Restated Stock Option Plan and 1982 Incentive Stock Option Plan. The exercise price for such options exceeds the per share value of Common Stock. The Debtor may also reject certain compensation or consulting agreements entered into prior to the commencement of the bankruptcy case. In the event of such rejection, the Debtor will contend that the allowance of any damage Claims asserted by such persons arising out of such rejections will be subject to Section 502(b)(7) of the Bankruptcy Code which provides that the claim of an employee for

                                    III - 13
damages resulting from termination of an employment agreement may not be allowed to the extent such claim exceeds (i) the compensation provided by such contract, without acceleration following the earlier of the petition date or the date the employee was directed to or did terminate performance under the contract; and
(ii) any unpaid compensation due under such contract, without acceleration, on the earlier of such dates.

     Under the Prepackaged Plan, Class 3 claimants will receive a pro rata share of 3,440,000 shares of New Common Stock in full satisfaction of their claims.

     Class 3 is impaired and holders of Class 3 claims are entitled to vote on the Prepackaged Plan.

     Class 4 -- Allowed Interests of the Stockholders

     Class 4 consists of the Allowed Interests of the holders of common stock. As of January 25, 1997, there were 10,754,093 shares of common stock issued and outstanding held of record by approximately 750 persons. The Debtor estimates that there also are about 750 beneficial owners of Common Stock.

     If both Class 3 and Class 4 vote to accept the Plan, stockholders will receive a pro rata distribution of 430,000 shares of New Common Stock to be distributed on the Effective Date, which will be approximately one share of common stock for each 25 existing shares. As of the Effective Date, accordingly, the ownership interest in the Debtor represented by the shares of Common Stock outstanding on January 25, 1997 will be reduced from 100% to approximately 10%. If the Plan is not accepted by both Class 3 and Class 4, and the Prepackaged Plan is nonetheless approved by the Bankruptcy Court, then all outstanding Common Stock may be cancelled and stockholders may receive no New Common Stock. The Debtor believes that the Plan could be approved as fair and equitable under
Section 1129(b)(2)(C) of the Bankruptcy Code notwithstanding that stockholders may receive nothing because no holder of any interest junior to the interests of Class 4 is receiving any property under the Plan.

     Class 4 is impaired and the stockholders are entitled to vote on the Prepackaged Plan.

     Class 5 -- Allowed General Unsecured Claims less than $2,500

     Class 5 consists of all allowed unsecured claims that either are less than $2,500 or are voluntarily reduced prior to the Effective Date by the holder of such claim to $2,500. All Allowed Claims in Class 5 will be paid in full or assumed in full on the Effective Date of the Plan. Class 5 is not impaired and creditors included in this Class are not entitled to vote on the Plan.

CLAIMS, INDEMNIFICATION AND RIGHTS AND IMMUNITIES OF INDENTURE TRUSTEE

     All claims of the Indenture Trustee for trustee's fees and other reasonable compensation for pre-petition or post-petition (including post-confirmation) services, costs and expenses shall constitute Administrative Expenses and shall not be impaired. With the Bankruptcy Court's approval, the Indenture Trustee will be paid in cash on the Effective Date. If the Indenture Trustee asserts a claim that is not paid on the Effective Date, then the amount of such asserted claim shall be deposited in a segregated escrow account and shall be paid to the Indenture Trustee when and to the extent determined by a final order of the Bankruptcy Court.

     On the Effective Date, the Indenture will be deemed to be satisfied and discharged in full. However, the rights and immunities of the Indenture Trustee including, without limitations, its

                                    III - 14
rights to indemnification, and the rights and obligations of the Indenture Trustee that are expressly provided under the Plan, shall survive the satisfaction and discharge of the Indenture. With the Bankruptcy Court's approval the Debtor shall also: (i) continue to pay the Indenture Trustee's fees and other reasonable compensation (in amounts to which the Indenture Trustee would have been entitled had the Indenture remained in full force and effect) until the completion of both the distribution of shares of New Common Stock to the noteholders and the Indenture Trustee's performance of all actions contemplated by or otherwise in connection with the Plan; (ii) pay or reimburse the Indenture Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Indenture Trustee on or after the Effective Date in taking any actions contemplated by or otherwise in connection with the Plan (including, without limitation, the reasonable fees and expenses of its counsel and any other professionals retained by the Indenture Trustee or its counsel), except any such expense, disbursement or advance as may arise from the negligence or bad faith of the Indenture Trustee; and (iii) indemnify the Indenture Trustee for, and hold it harmless against, any loss, liability or expense (including, without limitation, attorneys' fees and other costs of defending itself against any claim of liability) which is incurred by the Indenture Trustee without negligence or bad faith on its part, and arises out of or in connection with the Plan or any action or inaction by it in connection therewith.

EMPLOYEE CLAIMS AND COMPENSATION AND BENEFIT PROGRAMS

     The Debtor does not have many employees or a significant amount of employee claims. Most of the Debtor's employees are employed by Rymer Meat which is not a debtor and is not participating in the Prepackaged Plan. Rymer Meat employees will continue to receive their compensation in the normal course of business. Similarly, no collective bargaining agreements covering Rymer Meat employees will be affected by the Prepackaged Plan.

     Claims for employees as of the filing date owed by the Debtor that accrued pre-petition in respect of salaries or wages, paid vacation, health related benefits, severance benefits and similar employee benefits will be unimpaired under the Prepackaged Plan. To ensure the continuity of the Debtor's management, the Debtor intends to seek the approval of the Bankruptcy Court to honor payroll checks issued by the Debtor outstanding as of the date of filing (or to issue replacement checks), to permit employees to use their paid vacation time which accrued prior to the commencement of the bankruptcy case (so long as they remain employees of the Debtor), and to continue paying medical benefits under the applicable health plans. The Allowed Priority Claims of employees not paid or benefits not honored, prior to the Effective Date will be paid in cash in full or honored in full on the Effective Date or as soon thereafter as such payment or other obligation becomes due or performable.

     The Debtor intends to confirm and continue its employment and severance policies, and the related compensation and benefit plans (other than existing stock option plans), contracts, agreements, and policies, including retirement, health care, disability, life and other insurance plans. The Prepackaged Plan provides that the Debtor will continue to pay retiree benefits as prescribed in the Bankruptcy Code for the duration of the period the Debtor has obligated itself to provide such benefits.

EMPLOYMENT AND CONSULTING ARRANGEMENTS AND STOCK OPTION PLAN

     An integral part of the success of the restructuring is the ability of the Debtor to retain existing senior management to implement the operating plan. The Debtor believes that in the absence of the restructuring it will be difficult to retain key members of senior management or

                                    III - 15
attract new management to replace them. To secure the continued services of management, the Debtor expects to enter into new Employment Agreements with its two key executives, Ed Schenk and Ed Hebert. The Employment Agreements, among other things, will grant 258,000 and 172,000 fully vested shares of New Common Stock, respectively, to Messrs. Schenk and Hebert and provide to them interest free loans to fund various income tax liabilities. These loans will be forgiven at a rate of 50% after the first full year of employment, then 25% for each of the second and third year of employment. Each new Employment agreement will be for a term of 3 years and will provide for a base salary of $250,000 to Mr. Schenk and $140,000 to Mr. Hebert. The new Employment Agreements are also described in the Proxy Statement.

     Further, as part of the Prepackaged Plan, in order to retain senior management, and other employees and provide appropriate incentives, the Debtor is proposing to implement a new stock option program (the "1997 Stock Option Plan"). The Debtor will reject all outstanding options to purchase Common Stock which were issued under the 1993 Stock Option Plan or the 1994 Stock Plan, and will cancel such option plans. The 1997 Stock Option Plan, as set forth in Appendix A to the Proxy Statement, will permit the grant of options to key employees and directors to purchase up to 430,000 shares of New Common Stock. All options granted under the 1997 Stock Option Plan will be for a term of up to five years and be at an initial exercise price equal to the fair market value of the New Common Stock on the date of grant. The 1997 Stock Option Plan is further described in the Proxy Statement under the caption "1997 Stock Option Plan".

OTHER EXECUTORY CONTRACTS AND UNEXPIRED LEASES

     The Bankruptcy Code gives the Debtor the power after the filing of the bankruptcy case subject to the approval of the Bankruptcy Court, to assume or reject executory contracts and unexpired leases. The Prepackaged Plan provides for the assumption of all executory contracts and unexpired leases that are not expressly rejected by the Debtor on or before the Effective Date or which are subject to pending notice to reject or are listed on a schedule filed with the Bankruptcy Court prior to the Confirmation Date to be rejected. If an executory contract or unexpired lease is rejected, the other party to the agreement may file a claim for damages by reason of the rejection. The Prepackaged Plan provides that a claim for damages must be filed within 30 days of the approval by the Bankruptcy Court of the rejection of the executory contract or unexpired lease. Each claim for damages shall constitute a Class 3 Claim to the extent the claim is finally allowed by the Bankruptcy Court.

     The Debtor has a limited number of unexpired leases of personal property and executory insurance contracts providing life, health, directors and officers liability and property and casualty coverage. The Debtor occupies its premises in Chicago, Illinois under a month-to-month, unwritten lease arrangement with the owner of the building. The lease is expected to be continued after the filing of the Prepackaged Plan. The Debtor currently intends to assume such leases and insurance policies. The Debtor reserves the right to reject any or all of the unexpired leases and executory contracts.

AGREEMENTS WITH FINANCIAL ADVISORS

     The Debtor will seek the approval of the Bankruptcy Court to assume and perform its agreement with Kirkland Messina, under which that firm has been engaged as financial advisor to the Debtor in the restructuring. The Debtor will pay Kirkland Messina all unpaid balances that are due and payable under the agreement. The Debtor believes that approximately 80% of

                                    III - 16
the services to be rendered by Kirkland Messina will have been rendered by the date on which the Debtor files its bankruptcy case.

DISPUTED CLAIMS

     The Debtor may object to the allowance of claims filed with the Bankruptcy Court. Objections will be litigated to a Final Order. However, the Debtor may compromise and settle any objections to claims, and may seek Bankruptcy Court estimation of any disputed, contingent or unliquidated claim, the fixing or liquidation of which would unduly delay the administration of the bankruptcy case.

DIRECTORS' AND OFFICERS' INDEMNIFICATION

     The Prepackaged Plan provides that the Debtor's obligations to indemnify its present and former directors pursuant to the Debtor's Charter, its bylaws, applicable state law, or specific agreement will survive confirmation of the Prepackaged Plan, remain unaffected thereby, and not be discharged, regardless of whether indemnification is owed in connection with an event occurring prior to, upon or after the date of filing of the bankruptcy case. In addition, the Debtor will fully indemnify any director, officer, employee or agent of the Debtor or any other person who is or was serving at the request of the Debtor as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise, against any liabilities, actions, suits, damages, fines, judgments or expenses (including reasonable attorneys' fees), arising during the course of, or otherwise in connection with or in any way related to, the preparation and consummation of the Prepackaged Plan and related transactions. It is the Debtor's intention that this contractual and administrative claim indemnification apply to the fullest extent permitted by the Bankruptcy Code. This indemnification is in addition to, and does not supersede, the "safe harbor" from liability for violation of applicable laws governing the solicitation of votes on a plan or the offer, issuance, sale or purchase of securities under the Bankruptcy Code.

RELEASES

     As of the Effective Date, each stockholder and creditor that votes in favor of the Prepackaged Plan and consents in their executed Ballot to the release provided for in Section 15.10 of the Prepackaged Plan shall have fully and forever released any and all claims, debts and actions of whatever nature arising prior to the Effective Date which he, she or it has or may have against
(1) the directors, officers, employees, controlling persons, professional advisers (including the financial advisor, accountants and legal counsel) of the Debtor or any Subsidiary, arising from the released party's agreements with or for the benefit of, or actions or inactions with respect to, the Debtor or any Subsidiary, or the creditors or stockholders in their capacity as such, (2) the Indenture Trustee and the directors, officers, employees, controlling persons and professional advisors (including legal counsel) of the Indenture Trustee, arising from such person's agreement with or for the benefit of (or actions or inactions with respect to) the Debtor or any Subsidiary or the creditors or stockholders in their capacity as such, and (3) the Restricted Noteholder and members of the creditors' committee, if any, and their respective directors, officers, employees, controlling person and professional advisors (including legal counsel), as well as the professional advisors and legal counsel of the creditors' committee and of the Restricted Noteholder arising from such persons' or entities' agreement with or for the benefit of (or actions or inactions with respect to) the Debtor or any Subsidiary or the Creditors or stockholders in their capacity as such.

                                    III - 17

     As of the Effective Date, the Debtor shall be deemed to have fully and forever released any and all claims arising prior to the Effective Date which the Debtor has or may have against the members of the creditors' committee and the Restricted Noteholder and their respective directors, officers, employees, controlling persons, and professional advisors including legal counsel.

     If any releasing noteholder, stockholder or other creditor brings a lawsuit against any third party, which results in a third party claim against a released party, which third-party claim (i) arises out of the subject matter of the releasing holder's claim, (ii) arises and exists solely by reason of the filing of the releasing holder's claim, and (iii) depends for its success on the success of the releasing holder's claim, then the releasing holder shall, upon
(A) the entry of final non-appealable judgment, or (B) the settlement of such claim, be deemed to have released such judgment or releasing holder's claim to whatever extent is necessary to relieve the released party from any liability to the third party.

EFFECT OF THE PREPACKAGED PLAN

     Vesting of Assets. On the Effective Date, all assets of the Debtor's bankruptcy estate shall vest in the Debtor, as reorganized pursuant to the Prepackaged Plan, free and clear of all liens, claims, encumbrances and interests except as provided in the Prepackaged Plan. The Prepackaged Plan expressly preserves the rights in collateral of Class 2 Claims existing at the time the Reorganization Case is commenced.

     Board of Directors and Officers. Upon the Effective Date, the post-restructuring board of Ed Schenk, Joe Colonnetta and three designees will become the Board of Directors of the Debtor. The current officers of the Debtor shall continue to serve as officers. All such directors and officers shall be deemed elected pursuant to the Confirmation Order. Directors not continuing in office shall be deemed removed pursuant to the Confirmation Order.

     Operations. After the Effective Date, the Debtor will continue to operate its business and will implement the Prepackaged Plan.

     Effective Date. The Plan will go into effect on the later of (a) 30 days following the date on which the Confirmation Order is entered or (b) if the Confirmation Order is appealed and a stay pending appeal is granted, the second business day following the date on which the Confirmation Order shall become final and nonappealable or no longer subject to a stay; provided however, that, if the Confirmation Order is appealed but not stayed, the Debtor may effect the Plan at its sole discretion.

     Cancellation of Notes. On the Effective Date the Notes will be cancelled.

     Issuance of New Securities. The Debtor will be deemed to have authorized the issuance of and, on the Effective Date, will issue 4,300,000 shares of New Common Stock as provided in the Prepackaged Plan. The shares of New Common Stock to be issued pursuant to the Prepackaged Plan have been registered under the Securities Act of 1933, as amended.

     Fractional Shares. Fractional Shares of Common Stock which would be distributed on the basis of the provisions of the Prepackaged Plan will not be issued or distributed and the number of shares distributed to an entity will be rounded up to the next whole number.

     Surrender of Old Securities. Each noteholder or stockholder must surrender their Senior Notes or Shares to the Exchange Agent as a condition to receiving any distribution under the Prepackaged Plan. Delivery instructions will be sent by the Debtor.

                                    III - 18

     Charter and By-Law Amendments. The Debtor's Charter will be amended to reclassify each authorized share of $1.00 par value common stock into New Common Stock, $0.04 par value per share. The Debtor's Charter already contains a provision prohibiting the issuance of nonvoting equity securities as required by
Section 1123(a)(6) of the Bankruptcy Code.

     Credit Facilities. On the Effective Date, the New Credit Agreement will become effective. If necessary, monies borrowed under the New Credit Facility will be used to repay in full the indebtedness owed to LaSalle National Bank.

     Employment and Other Agreements. The Debtor will execute the new Employment Agreements. The Debtor will assume all agreements to be assumed under the Prepackaged Plan or any amendments to such agreements. The 1997 Stock Option Plan will be deemed adopted by the Debtor. The outstanding options and warrants and previously adopted stock option plans will be cancelled.

     Unclaimed Property. Any property to be distributed under the Prepackaged Plan shall remain the property of the Debtor if it is not claimed by the person entitled thereto before the later of (i) 90 days after the Effective Date and
(ii) 60 days after an order allowing the Claim or Interest of that person becomes final and non-appealable.

CRAMDOWN OF NON-ACCEPTING CLASS

     THE DEBTOR MAY SEEK CONFIRMATION OF THE PREPACKAGED PLAN EVEN IF THE STOCKHOLDERS REJECT THE PREPACKAGED PLAN.

     The Prepackaged Plan can be confirmed even if the stockholders do not approve it. This can happen if the Debtor can show the Bankruptcy Court that the Prepackaged Plan (1) recognizes the priorities among unsecured creditors and the stockholders, and (2) is fair and equitable to the stockholders. The Prepackaged Plan will be fair and equitable if, under it, each stockholder will get New Common Stock worth more than the cash value of the common stock if there is no bankruptcy case.

     Because the noteholders have to be paid in full before anything is paid to the stockholders, Kirkland Messina has told the Debtor that the real value of the stockholders' interest in the Debtor is zero. This means that if there is no Prepackaged Plan or Exchange Restructuring, the stockholders would get nothing from the operation or sale of the Debtor. This conclusion is supported by the $0.03c per share bid-ask bulletin board quotation. Since the Prepackaged Plan leaves the stockholders with 10% of the Debtor, the stockholders will be getting New Common Stock worth more than the cash they could get if there is no Prepackaged Plan or Exchange Restructuring.

     Adopting the Prepackaged Plan without stockholder approval is called a "cram down." The Debtor will file the bankruptcy case without stockholder approval if it believes at the time that its only other alternatives -- a voluntary or involuntary Chapter 11 bankruptcy or a Chapter 7 liquidation -- will take a long time to complete and is likely to provide less recovery to the noteholders and no recovery to the stockholders.

EFFECTS OF CONFIRMATION

     Discharge. The rights afforded in the Prepackaged Plan and the treatment of all Claims and Interests therein shall be in exchange for and in complete satisfaction, discharge, and release of Claims and Interests of any nature whatsoever, including any interest accrued on such Claims from and after the date of filing the bankruptcy case, against the bankruptcy estate, the Debtor

                                    III - 19
and the Debtor-in Possession, or any of their assets or properties, except as otherwise provided in the Prepackaged Plan (including in particular with respect to claims in Classes 1, 2 and 3) and related agreements. The Prepackaged Plan will be binding on all holders of Claims and Interests, whether or not they have accepted the Prepackaged Plan. All persons shall thereafter be precluded from asserting against the Debtor, its successors, or its assets or properties any other or further Claims or Interests based upon documents, instruments or any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Confirmation Date.

     Exculpation. Neither the Debtor (except for duties and obligations expressly created by the Prepackaged Plan) nor any of its officers, directors, employees, or agents will be liable to any creditor or stockholder for acts or omissions associated with the Prepackaged Plan, except for claims arising from such persons' fraud, gross negligence or willful misconduct.

     Rights of Action. Any rights or causes of action under any theory of law (including without limitation, the Bankruptcy Code) accruing to the Debtor will remain assets of the Debtor. The Debtor may pursue or refrain from pursuing those rights of action, as appropriate, in accordance with what is in the best interests, and for the benefit, of the Debtor.

     Revesting. On the Effective Date, the Debtor will be vested with all of the property of the bankruptcy estate free and clear of all claims of Creditors, except for the Claims and liens of Creditors holding Class 2 Claims. It may operate its business and may use and deal with its properties free of any restrictions imposed by the Bankruptcy Code.

     Retention of Jurisdiction. After the Effective Date, the Bankruptcy Court will retain jurisdiction over all matters arising out of and related to the bankruptcy case and the Prepackaged Plan including (i) disputes over assets,
(ii) modifications to and interpretations of and enforcement of the Prepackaged Plan, and (iii) the award and order of payment of costs and expenses.

     Term of Injunctions or Stays. Unless otherwise provided, all injunctions or stays granted in the bankruptcy case under Sections 105 or 362 of the Bankruptcy Code or otherwise in effect on the Confirmation Date shall remain in full force and effect until the Effective Date.

     Corporate Action. The Confirmation Order will authorize the filing by the Debtor of the Amended Charter. The Amended Charter will be filed on or about the Effective Date by the Debtor with the Delaware Secretary of State. On the Effective Date, the authorization of issuance of the New Common Stock, the authorization of the approval of the 1997 Stock Option Plan, the election of directors, the amendments to the Charter, and the other matters provided for under the Prepackaged Plan involving the corporate structure of the Debtor or corporate action by the Debtor shall be deemed to have occurred and shall be in effect from and after the Effective Date pursuant to Section 303 of the Delaware General Corporation Law without any requirement of further action by the stockholders or directors of the Debtor.

MODIFICATIONS OF THE PREPACKAGED PLAN

     The Debtor may amend or modify the Prepackaged Plan before or after the Confirmation Date only with the consent of the Creditors' Committee and only after complying with the notice and hearings requirements under the Bankruptcy Code and other applicable law. If an amendment or modification is determined to materially affect a particular class, a resolicitation of that class is required.

                                    III - 20

REVOCATION OF THE PREPACKAGED PLAN

     The Debtor may withdraw the Prepackaged Plan at any time before the Effective Date.

CONDITIONS TO THE EFFECTIVENESS OF THE PREPACKAGED PLAN

     The following conditions must be satisfied in order to consummate the Prepackaged Plan: (i) A New Credit Facility in the principal amount of $4 million shall be in effect; and (ii) all documents, agreements and instruments required for the consummation of the Prepackaged Plan and the governance of the Debtor post-restructuring, including, without limitation the new Employment Agreements and the 1997 Option Plan shall be in form and substance satisfactory to the Debtor and all of such documents, agreements and instruments shall be in full force and effect.

                    CONFIRMATION AND CONSUMMATION PROCEDURE

DISCLOSURE AND SOLICITATION

     The Disclosure Statement is presented to the holders of Claims and Interests in impaired Classes to satisfy the requirements of Sections 1125 and 1126 of the Bankruptcy Code. Section 1125 of the Bankruptcy Code requires that full disclosure be made to all holders of Claims and Interests in impaired Classes at the time, or before, solicitation of acceptances of a plan of reorganization is commenced. Section 1126 of the Bankruptcy Code provides that the holder of a Claim or Interest who accepts a plan of reorganization before the filing of a case under Chapter 11 of the Bankruptcy Code is deemed to have accepted such plan under the Bankruptcy Code so long as the solicitation of such acceptance was made in accordance with applicable nonbankruptcy laws governing adequacy of disclosure in the solicitation.

     Bankruptcy Rule 3018(b) specifies that a holder of a claim or interest who accepted or rejected a plan before the filing of a case shall not be deemed to have accepted or rejected the plan if the Bankruptcy Court finds after notice and hearing that (1) the plan was not transmitted to substantially all creditors and equity security holders of the same class, (2) that an unreasonably short time was prescribed for such persons to accept or reject the plan or (3) that the solicitation did not comply with Section 1126(b) of the Bankruptcy Code.

     Upon filing of the Bankruptcy Case, the Debtor will request that the Bankruptcy Court find after notice and hearing that the solicitation of acceptances from holders of Claims and Interests was in compliance with the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the applicable rules and regulations of the Commission, the provisions of Sections 1125 and 1126 of the Bankruptcy Code, and Bankruptcy Rule 3018(b) and, therefore, that holders of Claims and Interests that have accepted or rejected the Prepackaged Plan pursuant to this solicitation are deemed to have accepted or rejected the Prepackaged Plan for purposes of confirmation of the Prepackaged Plan under the Bankruptcy Code.

ACCEPTANCE OF THE PREPACKAGED PLAN

     Classes 1, 2 and 5 are unimpaired. Therefore, the holders of Claims in those Classes are conclusively presumed to have accepted the Prepackaged Plan.

     Classes 3 and 4 are impaired and, therefore, the holders of Claims and Interests in those Classes are entitled to vote to accept or reject the Prepackaged Plan.

                                    III - 21

     Acceptance of the Prepackaged Plan requires the following approvals:

     - Noteholders and other unsecured creditors entitled to vote

     - 66 2/3% in dollars amount of claims voted, and

     - 50% plus 1 in number of claims actually voted, and

     - 66 2/3% in number of shares of commons stock actually voted.

     A vote may be disregarded if the Bankruptcy Court determines, after notice and a hearing, that such acceptance or rejection was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code or applicable Bankruptcy Law.

     Any holder of a Claim or Interest in an impaired Class as of the May 23, 1997 record date is entitled to vote to accept or reject the Prepackaged Plan.

     To vote to accept or reject the Prepackaged Plan the holder must follow the voting instructions on page of this Disclosure Statement. The voting instructions are also presented on the Summary of the Prospectus. A failure to vote is not a vote against the Prepackaged Plan.

CLASSIFICATION

     The Debtor is required under Section 1122 of the Bankruptcy Code to classify the Claims and Interests of the creditors and stockholders into Classes that contain Claims and Interests that are substantially similar to the other Claims or Interests in such Class. While the Debtor believes that it has classified all Claims and Interests in compliance with the provisions of Section 1122 of the Bankruptcy Code, it is possible that, once a Chapter 11 proceeding has begun, a creditor or stockholder may challenge the Debtor's classification of Claims or Interests, and the Bankruptcy Court may find that a different classification is required for the Prepackaged Plan to be confirmed. In such event, it is the present intention of the Debtor to modify the Prepackaged Plan to provide for whatever reasonable classification might be required by the Bankruptcy Court for confirmation and to use the acceptances received by the Debtor under this solicitation, to the extent permitted by the Bankruptcy Court, for the purpose of obtaining the approval of the Class or Classes of which such person is ultimately deemed to be a member.

     Any reclassification of Claims and/or Interests required by the Bankruptcy Court could adversely affect the Class in which such Claim or Interest was initially classified and/or any other Classes under the Prepackaged Plan by changing the composition of such Classes and the required class vote for approval of the Prepackaged Plan. A reclassification of Claims and/or Interests after approval of the Prepackaged Plan could necessitate the resolicitation of a completely new plan of reorganization.

CONFIRMATION

     The Bankruptcy Court, after notice, must hold a confirmation hearing. The Debtor will ask the court to schedule a confirmation hearing promptly after filing the bankruptcy case. Under Bankruptcy Rule 2002, all of the Creditors stockholders and the indenture trustee will be given at least 25 days notice by mail of the time fixed for filing objections and of the confirmation hearing. This notice will include the place for filing objections, the persons to whom service of objections is to be made, and the date, time of day and location of the confirmation hearing.

     The Bankruptcy Court will confirm the Prepackaged Plan only if all the requirements of Section 1129 of the Bankruptcy Code are met. Among the requirements for confirmation of the

                                    III - 22

Prepackaged Plan are: (i) that the Prepackaged Plan and the Debtor, comply with the applicable provisions of the Bankruptcy Code, (ii) that the Prepackaged Plan was proposed in good faith and not by means forbidden by law, (iii) that the Prepackaged Plan be accepted by all impaired Classes of Claims and Interests or, if rejected by an impaired Class, that the Prepackaged Plan does not discriminate unfairly and is fair and equitable as to such Class, (iv) that there is acceptance by at least one class of Impaired Creditors, (v) that the Prepackaged Plan is feasible, and (vi) that the Prepackaged Plan is in the best interests of creditors and stockholders impaired under the Prepackaged Plan.

     Acceptance by Impaired Classes

     Classes 3 and 4 are impaired under the Prepackaged Plan and, therefore, must accept the Prepackaged Plan for it to be confirmed without application of the "fair and equitable" test. The requirements for acceptance by these Classes are described above, and the fair and equitable test is described above under "Cramdown of Non-Accepting Class."

     Feasibility

     For confirmation of a plan, the Bankruptcy Code requires a finding that confirmation is not likely to be followed by the liquidation or the need for further financial reorganization of the Debtor. For purposes of determining whether the Prepackaged Plan meets this requirement, the Debtor analyzed its ability to meet its obligations under the Prepackaged Plan. As part of this analysis, the Debtor has prepared projections of its financial performance for the fiscal years ending 1998 through 2000. These projections, and the significant assumptions on which they are based, are included in the Prospectus. See Prospectus, "The Restructuring -- Financial Projections." The Debtor believes that the Prepackaged Plan provides a feasible means of reorganization and operation from which there is a reasonable expectation that, subject to the risks discussed in the Prospectus, the Debtor will be able to make all payments required to be made pursuant to the Prepackaged Plan.

     The Debtor has prepared its financial projections on the basis of certain assumptions which the Debtor believes to be reasonable in the circumstances, taking into account the purpose for which the projections were prepared. The assumptions on which the projections are based are subject to significant uncertainties and, inevitably, some assumptions will not materialize and unanticipated events and circumstances beyond the Debtor's control may affect the actual financial results. Accordingly, the Debtor makes no representation as to the accuracy of the projections or as to its ability to achieve the projected results. The actual results will vary from the projected results and the variations may be material. All of the assumptions and caveats regarding the projections must be examined carefully in evaluating the prepackaged plan. The projections were not prepared with a view towards compliance with the published guidelines of the Securities and Exchange Commission or the American Institute of Certified Public Accountants regarding projections or forecasts.

  BEST INTERESTS TEST

     With respect to each impaired Class, confirmation of the Prepackaged Plan requires that each holder of a Claim or Interest either (a) accept the Prepackaged Plan or (b) receive or retain, under the Prepackaged Plan, property of a value, as of the effective date, that is the same or more than the holder would receive if the Debtor was liquidated under Chapter 7 of the Bankruptcy Code.

                                    III - 23

     To determine what impaired creditors and stockholders would get in liquidation, the Bankruptcy Court must determine the dollar amount that would be generated from the liquidation of the Debtor's assets and properties in the context of a Chapter 7 liquidation case. Secured Claims and the costs and expenses of the liquidation case or resulting from the original bankruptcy case would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay pre-petition unsecured Claims and Interests.

     To determine if the Prepackaged Plan is in the best interests of each impaired Class, the present value of the distributions from the proceeds of the liquidation of the Debtor's assets (after subtracting the amounts attributable to the aforesaid Claims) are compared with the present value offered to such Classes under the Prepackaged Plan.

     The Debtor has determined that the Prepackaged Plan will provide each creditor and stockholder holding a Claim or Interest in an impaired Class with a recovery equal to or greater than such creditor or stockholder would receive under a liquidation of the Debtor under Chapter 7 of the Bankruptcy Code. In arriving at this conclusion, the Debtor considered the effect a Chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors and stockholders in the bankruptcy case. These effects include (i) increased costs and expenses of liquidation under Chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee,
(ii) the erosion in value of assets in the context of the expedited liquidation required under Chapter 7 and the forced sale atmosphere that would prevail,
(iii) the potential termination of the Credit Agreement and the need for Rymer Meat to seek relief under the Bankruptcy Code, (iv) the adverse effects on the marketability of business segments that could result from the probable departure of key employees and loss of major customers, (v) the costs attributable to the time value of money resulting from what is likely to be a more protracted proceeding, and (vi) the application of the rule of absolute priority to distributions under a Chapter 7 liquidation.

     The Chapter 7 Liquidation Analysis (the "Liquidation Analysis") is attached hereto as Exhibit A.

     The Debtor's estimate of liquidation values of the Debtor's operating business and the applicable discounts used in the liquidation analysis are based on analyses prepared by Kirkland Messina, the Debtor's Financial Advisor. In preparing its analysis Kirkland Messina relied on certain information provided by the Debtor without independent verification. A description of procedures followed and the assumptions and qualifications made by Kirkland Messina in connection with its analysis is presented in the notes to the liquidation analysis.

     The Debtor believes that a Chapter 7 liquidation of the Debtor will very likely cause Rymer Meat to seek relief under the Bankruptcy Code because of the difficulty in maintaining adequate working capital financing. The Debtor believes the filing of bankruptcy petitions by or against Rymer Meat would have a serious adverse effect on its operations given the uncertainty that would exist as to its continued viability, the impairment of its ability to maintain contractual relationships with its customers, including the customers who purchase goods under long term supply contracts, and the difficulty in retaining employees. The Debtor believes that the value of Rymer Meat would be substantially reduced, even if it could continue in operation. The Liquidation Analysis assumes that Rymer Meat would still be able to operate its business and could be sold on an "As Is Going Concern" basis, although the proceeds realized would be less than through sales not involving financially distressed businesses. Were Rymer Meat unable to continue to obtain sufficient working capital financing, maintain a sufficient customer level, maintain its employees, and obtain goods from its suppliers, then it might be unable to continue

                                    III - 24
its business operations. If that were to occur, then Rymer Meat could not be sold on an "As Is Going Concern" basis, and would be liquidated by "asset-by-asset" sales. In such a circumstance, the Debtor believes the sales proceeds realized would be significantly lower with the result that any monies available for distribution to pre-petition unsecured creditors, including the noteholders, would be substantially less than what is proposed under the Prepackaged Plan.

CONFIRMATION WITHOUT ACCEPTANCE BY IMPAIRED CLASS

     As discussed under "Cramdown of Non-Accepting Class", the Debtor may seek confirmation of the Prepackaged Plan even if the stockholders reject or fail to approve the Prepackaged Plan. If this occurs, it is likely that the stockholders will receive no continuing interest in the Debtor.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The federal income tax consequences of the Prepackaged Plan to the Debtor and the noteholders and stockholders are summarized in the Prospectus under, "Certain Federal Income Tax Consequences".

                ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF
                              THE PREPACKAGED PLAN

     If the Debtor commences a bankruptcy proceeding and the Prepackaged Plan is not confirmed and completed, the theoretical alternatives include, in addition to dismissal of the proceedings, liquidation of the Debtor under Chapter 7 of the Bankruptcy Code or an alternative plan of reorganization, which could include a liquidating plan of reorganization.

LIQUIDATION UNDER CHAPTER 7

     If no plan can be confirmed, the Debtor's bankruptcy case may be converted to a case under Chapter 7 of the Bankruptcy Code in which a trustee would be brought in to liquidate the assets of the Debtor for distribution to its Creditors in accordance with priorities established by the Bankruptcy Code. A discussion of the effect that a Chapter 7 liquidation would have on the recovery of holders of Claims and Interests is set forth under "Confirmation and Consummation Procedure -- Best Interests Test". The Debtor believes that liquidation under Chapter 7 would result in smaller distributions being made to Creditors than those provided for in the Prepackaged Plan because of (a) additional administrative expenses involved in the appointment of a trustee, attorneys and other professionals to assist such trustee, (b) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with the cessation of the Debtor's operations, and (c) failure to realize the greater going-concern value of the Debtor's assets.

ALTERNATIVE PLAN OF REORGANIZATION

     If the Prepackaged Plan is not confirmed, the Debtor or any other party in interest could propose a different plan. Such a plan might involve either reorganization or continuation of the Debtor's business or an orderly liquidation of its assets. In a liquidation under Chapter 11, the Debtor's assets would be sold in an orderly fashion, probably over a more extended period of time than is likely in a liquidation under Chapter 7, possibly resulting in somewhat greater

                                    III - 25
recoveries. Further, if a trustee were not appointed, as one is not required under a Chapter 11 case, the expenses for professional fees may be lower than in a Chapter 7 case. Although preferable to a Chapter 7 liquidation, the Debtor believes that a liquidation under Chapter 11 would nonetheless result in a working capital deficiency and loss of customers that would likely result in Rymer Meat seeking relief under the Bankruptcy Code. This would cause a longer proceeding than the proposed bankruptcy case, involve greater administrative expenses, and an inability to realize the full going-concern value of the Debtor's assets. Consequently, the Debtor believes that a liquidation under Chapter 7 is a much less attractive alternative to creditors and stockholders than the Prepackaged Plan because the Prepackaged Plan provides for a greater return to creditors and stockholders, than what would likely be realized in a Chapter 7 liquidation.

     Alternatively, a different form of restructuring of the Debtor may be proposed which would contemplate that the Debtor retain all or a significant portion of its assets. A substantial delay would occur before an alternative plan could be confirmed and completed because the proponent of the plan would need to create and distribute a new disclosure statement and solicit and receive consents of the various constituencies or face the prospect of a contested, and perhaps lengthy, confirmation process. The Debtor believes that the delay and uncertainty and the disputes which may arise would reduce significantly the value of any distribution to be made to creditors and stockholders even if such an alternative plan can be consummated.

     An alternative plan is likely to reduce the value of any distribution to creditors and stockholders because of (i) the increased costs of designing and effecting the plan, (ii) the delay that would be realized before any distribution could be made, and (iii) the increased likelihood that the Debtor would not be able to preserve its customer base while the plan is being written and put into effect.

     The Debtor believes that a sale of Rymer Meat, the Company's operating subsidiary, at the present time will not receive as great a value for creditors and stockholders as provided by the Prepackaged Plan because (i) the earnings before interest and taxes of Rymer Meat are low presently and, thus, the operating businesses would not attract favorable prices, (ii) the offering for sale of Rymer Meat under the circumstances of a financially distressed seller are not likely to attract favorable prices, and (iii) the sale of some but not all, of Rymer Meat's operations would substantially hinder the Company's ability to operate its remaining operations efficiently.

RECOMMENDATION

     The Debtor believes that, if a bankruptcy proceeding commences, confirmation and implementation of the Prepackaged Plan is preferable to any of the alternatives because it will provide greater recoveries than those available in liquidation to all claimants, including noteholders and stockholders. The Debtor believes that stockholders likely would receive nothing in a liquidation and that noteholders would receive less value than they would under the Prepackaged Plan. Other alternatives would involve significant delays, uncertainties, substantial additional administrative costs, and a substantial risk that Rymer Meat would be significantly adversely affected. Accordingly, the Debtor recommends acceptance of the Prepackaged Plan.

                                    III - 26

                              VOTING INSTRUCTIONS

GENERALLY

     Classes 3 and 4 are impaired; therefore, all Persons holding Claims or Interests in such Classes as of the Record Date are entitled to vote to accept or reject the Prepackaged Plan.

RECORD DATE

     Only noteholders, other unsecured creditors in Class 3 and/or stockholders on May 23, 1997, the record date, can vote. Beneficial interest holders, that is, persons whose record ownership is held by a broker, dealer, bank, trust company or other nominee, should receive ballots from the record holder in whose name the beneficial interest is recorded. The beneficial interest holder should vote the ballot and return the ballot to the record holder in sufficient time to deliver the master ballot to the Exchange Agent on or prior to the Expiration Date. Holders of record should complete and send the master ballots to the Exchange Agent following the instructions on the master ballot. Beneficial holders who are also record holders should forward their ballots to the Exchange Agent. Holders who acquire Notes or Common Stock after the Record Date must arrange with their seller to receive a proxy to vote.

REVOCATION OF BALLOTS

     Ballots may be revoked at any time before the earlier of (1) the filing of the Debtor's bankruptcy case, and (2) the expiration date. Thereafter, ballots may be revoked only with the approval of the Bankruptcy Court.

BALLOTS

     Separate ballots and master ballots are used for Class 3 (the Notes) and Class 4 (common stock). The forms of ballot on master ballot are color coded as follows:

             BALLOT COLOR                                USER
             ------------                                ----
Blue..................................  Beneficial holder of claims
Green.................................  Beneficial interest in common stock
Grey..................................  Record holder of Notes
White.................................  Record owner of common stock

NOTEHOLDERS

     -- To Accept or Reject the Prepackaged Plan

     Beneficial Owners of Notes -- Complete and sign the BLUE Ballot. Beneficial Owners who are also record holders should forward their Blue Ballots directly to ChaseMellon Shareholder Services, LLC in the Yellow Envelope. Beneficial Owners who are not record holders should forward their Blue Ballot to their record holder which is the broker, bank, dealer, trust company or other nominee in whose name the Beneficial Owner's Note is held of record in the envelope provided by the record holder.

     - Record Owners of Notes -- Complete and sign the GREY Master Ballot. Return your Master Ballot in the YELLOW ENVELOPE to:

                      ChaseMellon Shareholder Services LLC
                               111 Founders Plaza
                                   Suite 1100
                        East Hartford, Connecticut 06108

                                    III - 27

STOCKHOLDERS

     -- To accept or Reject the Prepackaged Plan:

     - Beneficial Owners -- Complete and sign the GREEN Ballot. Beneficial Owners who are also record holders should forward their Green Ballots directly to ChaseMellon Shareholder Services, LLC in the Yellow Envelope. Beneficial Owners who are not record holders should forward their Green Ballot to their record holder which is the broker, bank, dealer, trust company or other nominee in whose name the Beneficial Owner's Note is held of record.

     - Record Owners -- Complete and sign the WHITE Master Ballot. Return your Ballot or Master Ballot in the YELLOW ENVELOPE to:

                      ChaseMellon Shareholder Services LLC
                               111 Founders Plaza
                                   Suite 1100
                        East Hartford, Connecticut 06108

VOTING MULTIPLE CLAIMS AND INTERESTS

     Any person who holds Claims and/or Interests in more than one Class is required to vote separately with respect to each Class in which such person holds claims and/or interests. Please use a separate Ballot of the appropriate form to vote each such Class of Claim and/or Interest.

INCOMPLETE BALLOTS

     Any Ballot received which does not indicate either an acceptance or rejection of the Prepackaged Plan or that is not signed shall be an invalid Ballot and not counted in the voting.

TIMING FOR VOTING AND EXPIRATION DATE

     The solicitation pursuant to this Disclosure Statement will expire on Monday, July 7, 1997. To be counted, your Ballots must be received by 5:00 p.m. Eastern Standard Time on Monday, July 7, 1997 unless this solicitation is extended by the Debtor. The Debtor reserves the right to extend this solicitation for such period or periods as it may determine in its sole discretion. The Debtor will make a public announcement of any such extension by release to the Dow Jones News Service prior to 9 a.m. Eastern Standard Time, on the next business day following the previously scheduled expiration date. The commencement of the bankruptcy case by the Debtor after the expiration date will not entitle noteholders or stockholders to vote again on the Prepackaged Plan unless there is a resolicitation by the Debtor.

ADDITIONAL INSTRUCTIONS

     Other instructions are presented on the ballots. Noteholders and stockholders should review carefully and follow the instructions on the Ballots.

                 BANKRUPTCY RESTRUCTURING ACCOUNTING TREATMENT

     The accounting treatment for the Bankruptcy Restructuring will be in accordance with the accounting principles required by the provisions of the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." This accounting treatment differs from the accounting for the

                                    III - 28

Exchange Restructuring. For a description of the principles applied in this accounting treatment, see the Prospectus under the caption. "Pro-forma Unaudited Consolidated Financial Statements."

                       DESCRIPTION OF CREDIT FACILITY AND
                              NEW CREDIT FACILITY

     A condition of the Prepackaged Plan is a renewal or replacement of the LaSalle National Bank $4 million Credit Facility. The Credit Facility is an obligation of Rymer Meat guaranteed by the Debtor. It is secured by, among other things, the inventory and receivables of Rymer Meat and all of the stock in Rymer Meat owned by the Debtor. It is scheduled to expire on July 31, 1997. Any New Credit Facility is expected to be a revolving loan with a $4 million maximum principal balance with draws based on inventory value and current receivables and a maturity date of April 30, 1998 or later.

                          DESCRIPTION OF CAPITAL STOCK

     Upon consummation of the Prepackaged Plan, the Debtor's authorized capital stock will consist of 20,000,000 shares of Common Stock, $0.04 par value per share, and 400,000 shares of Preferred Stock. Assuming all impaired Classes accept the Prepackaged Plan, a total of 4,300,000 shares of New Common Stock will be outstanding of which 3,440,000 shares (80%) will be issued to Class 3 creditors including the noteholders, 430,000 shares (10%) will be issued to Senior Management, and 430,000 shares (10%) will be held by the stockholders. For information regarding the beneficial ownership of outstanding stock by the Debtor's management and certain beneficial holders, see the Proxy "Principal Stockholders."

                                   CONCLUSION

     The Debtor believes that acceptance of the Prepackaged Plan is in the best interest of each and every Class of creditors and stockholders and recommends that you vote to accept the Prepackaged Plan.

                                          Respectfully submitted,
                                          RYMER FOODS INC.

                                          By:

                                          Name:

                                          Title:
David N. Missner
Mark P. Naughton
William P. Kovacs
RUDNICK & WOLFE
Suite 1800
203 North LaSalle Street
Chicago, IL 60601-1293
(312) 368-4000
Attorneys for Rymer Foods Inc.

                                    III - 29

                                                                    EXHIBIT A TO
                                                            DISCLOSURE STATEMENT

                             CHAPTER 7 LIQUIDATION
                         ANALYSIS FOR RYMER FOODS INC.

     As part of the development of the Prepackaged Plan included in the Disclosure Statement to which this is an Exhibit, Rymer has prepared a liquidation analysis based on the assumptions discussed below.

     The Liquidation Analysis reflects Rymer's estimates of the proceeds that would be realized if it were to be liquidated under Chapter 7 of the Bankruptcy Code by a court appointed trustee. The Liquidation Analysis assumed that the liquidation period would last six months and was based on Rymer's income statement and balance sheet as of October 31, 1996. The analysis assumed the assets of Rymer Meat were sold for cash in an orderly liquidation process and the net proceeds after payments of Rymer's debts would be distributed to the Shareholders. The liquidation analysis suggested that there would be no remaining value (after repayment of debt obligations) for the Shareholders upon liquidation of Rymer's assets.

     In addition to the liquidation analysis, Rymer also considered a "going concern" valuation. The "going concern" is the estimated present value of Rymer's operations as of the effective date of the valuation. Rymer and its advisors considered two approaches in determining the range of "going concern" values: 1) capitalization of earnings using market statistics for comparable publicly traded companies and 2) discounted cash flow analysis. Both of these analyses suggested that there would be no remaining value (after repayment of debt obligations) for the Shareholders upon sale of Rymer as a going concern.

     Finally, given that Rymer would be under substantial financial pressure due to its debt obligations, advisors assumed that any sale would likely be at a discount to its "going concern" market value. This discounted value reflects the estimated value that could be realized if the owner of a business were forced to sell or otherwise dispose of its assets under distressed conditions, for cash or cash equivalents, within a short period of time. Based upon its experience with distressed sales, Kirkland Messina anticipated that under such circumstances buyers would substantially discount the "going concern" value and that the net value for shareholders and noteholders would be substantially less than that achieved as part of the Restructuring.

                                    III - 30

     The following chart presents the Liquidation Analysis and the Notes indicate the assumptions used in preparing the analysis.

                                                                                         REALIZATION
                    ASSETS PROCEEDS:                        BOOK VALUE    LIQUID VALUE    FACTOR(5)
                    ----------------                        ----------    ------------   -----------
Net Property, Plant & Equipment..........................  $  1,620,936   $    534,909       33.0%
  Costs to dispose @(1) 3%...............................        48,628         16,047
                                                           ------------   ------------
       Total Proceeds From Properties....................     1,572,308        518,862
Receivables..............................................     2,728,815      2,728,815      100.0%
Inventory(2).............................................     3,271,714        817,929       25.0%
Prepaid Expenses.........................................       222,103          6,663        3.0%
Other....................................................     2,720,775        816,233       30.0%
Cash.....................................................            --             --      100.0%
                                                                                           -------
       Total Proceeds From Assets........................    10,515,715      4,888,501
Less: Restructuring/Trustee Fees(3) 15%..................     1,577,357        733,275
     Administrative Expenses(4) 5%                              525,786        244,425
                                                           ------------   ------------
Cash Available for distribution..........................     8,412,572      3,910,801
Claims Analysis:
  Senior Notes & Fees....................................    21,754,444     21,754,444     100.00%
                                                           ------------   ------------     -------
Surplus/Deficiency.......................................  ($13,341,872)  ($17,843,643)
                                                           ============   ============

-------------------------
NOTES:

(1) Costs to dispose general range between 3% and 5% of total assets depending on the size and complexity of the deal.

(2) Inventory consists of perishable items.

(3) Restructuring/Trustee fees generally range between 7% and 15% depending on size and complexity of the engagement.

(4) Administrative Expenses range between 5% and 10% of total assets depending on complexity and number of professionals involved.

(5) Realization factors may be adjusted depending on the complexity of liquidation.

     The trustee may be awarded reasonable compensation for actual, necessary services based upon the nature, extent, and value of such services, the time spent on such services, and the cost of comparable services. Such compensation may not exceed the following percentages of all monies distributed by the trustee to parties in interest, excluding the debtor:

                                 25% on the first $5,000 or less
                                 10% on any amount above $5,000 up to $50,000
                                  5% on any amount above $50,000 up to
                                 $1,000,000
                                  3% on any amount in excess of $1,000,000

                                    III - 31

                                                                    EXHIBIT B TO
                                                            DISCLOSURE STATEMENT

   IMPORTANT: A BANKRUPTCY CASE HAS NOT BEEN COMMENCED AS OF THE DATE OF THE
                         DISTRIBUTION OF THIS DOCUMENT

                         UNITED STATES BANKRUPTCY COURT
            FOR THE NORTHERN DISTRICT OF ILLINOIS, EASTERN DIVISION

IN RE:

              RYMER FOODS INC.,
              FORMERLY KNOWN AS THE
              RYMER COMPANY,

              DEBTOR.

TAXPAYER IDENTIFICATION NUMBER: 36-1343930
                                                  CHAPTER 11

 RYMER FOODS INC.'S PREPACKAGED PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE
                         UNITED STATES BANKRUPTCY CODE

     Rymer Foods Inc., a Delaware corporation, proposes the following plan of reorganization pursuant to Section 1121(a), Title 11, United States Code, as amended.

                                   ARTICLE I

                                  DEFINITIONS

     Terms used herein and not otherwise defined have the respective meanings given, and rules of construction set forth, in Sections 101 and 102 of the Bankruptcy Code. In addition, the following terms used herein have the following respective meanings:

     "Administrative Creditors" shall mean any entity entitled to payment of an Administrative Expense.

     "Administrative Expenses" shall mean any cost or expense of administration of the Reorganization Case allowed under Section 503(b) of the Bankruptcy Code, including, but not limited to, any actual and necessary costs and expenses of preserving the Debtor's estate, any actual and necessary expenses of operating the business including without limitation, loans or other advances to Rymer as Debtor-In-Possession, all allowances of compensation or reimbursement of expenses to the extent allowed by the Bankruptcy Court under Section 330 of the Bankruptcy Code, and any fees or charges assessed against the Debtor's estate under Section 1930, Chapter 123, Title 28, United States Code.

     "Allowed" means a Claim or interest or portion thereof that has not been objected to within such time as may be prescribed by the Bankruptcy Rules or by an order of the Bankruptcy Court, and which (a)(i) has been timely filed with the Clerk of the Court or such other party as the Bankruptcy Court may direct (or may have directed), or (ii) is listed by the Debtor in its Schedules filed in the Reorganization Case, but not as contingent, unliquidated or disputed; or
(b) has been timely objected to and subsequently allowed pursuant to a Final Order.

     "Allowed Claim" shall mean any Claim against the Debtor, proof of which was filed on or before the date designated by the Bankruptcy Court as the last date for filing proofs of claim (or, if not filed by such dates, any Claim filed with leave of the Bankruptcy Court, after notice and a hearing), or, if no proof of claim is filed, which Claim has been or hereafter is listed by the Debtor as liquidated in amount and not disputed or contingent and, in all cases, a Claim as to which no objection to the allowance thereof has been interposed within the applicable period of limitation fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules or the Bankruptcy Court, or as to which any objection has been determined by a Final Order. Unless otherwise specified, "Allowed Claim" shall not include interest on the principal amount of such Claim maturing or accruing from and after the Petition Date.

     "Allowed Interest" shall mean any Interest in the amount and of the priority classification set forth in the proof of such Interest that has been filed or deemed filed timely in the Reorganization Case or filed late, without objection by Rymer, or in the absence of such proof, as set forth in Rymer's listing of stockholders filed in the Reorganization Case, unless (i) such Interest has been listed as disputed, contingent or unliquidated, in which case such Interest shall be allowed only in such amount and such classification as is authorized by a Final Order of the Bankruptcy Court, (ii) such Interest has been objected to or is objected to after Confirmation, in which case such Interest shall be allowed only in such amount and such classification as is authorized by a Final Order of the Bankruptcy Court, or (iii) such Interest has been paid in full, withdrawn or otherwise deemed satisfied in full.

     "Ballots" shall mean the ballots accompanying the Disclosure Statement and the Plan upon which creditors and stockholders shall have indicated their acceptance or rejection of the Plan including, without limitation, master ballots.

     "Bankruptcy Code" shall mean the Bankruptcy Reform Act of 1978, as amended, as set forth in Title 11 of the United States Code.

     "Bankruptcy Court" shall mean the United States Bankruptcy Court for the Northern District of Illinois, or any other court duly exercising jurisdiction over the Reorganization Case.

     "Bankruptcy Rules" shall mean the Rules of Bankruptcy Procedure, as amended and promulgated under Section 2075, Title 28, United States Code.

     "Beneficial Interest Holder" shall mean the person holding the beneficial interest in a Claim or Interest.

     "Business Day" shall mean a day of the year on which commercial banks are not required or authorized to close for business in Chicago, Illinois.

     "By-laws" shall mean Rymer's By-laws, as amended.

     "Charter" shall mean Rymer's Certificate of Incorporation, as amended.

     "Charter Amendment" shall have the meaning set forth in Section 7.6 of the Plan and shall include the Reverse Stock Split.

     "Claim" shall mean (a) any right to payment from the Debtor arising before the Effective Date of the Plan, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, or (b) any right arising before the Effective Date of the Plan to an equitable remedy for breach of performance if such breach gives rise to a right to payment from the Debtor, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured.

     "Class" shall mean a class of Claims or Interests as defined in Article III of the Plan.

     "Class 3 Shares" shall mean the 3,440,000 shares of New Common Stock to be issued and distributed to fully satisfy Allowed Class 3 Claims pursuant to this Plan.

     "Class 4 Shares" shall mean the 430,000 shares of New Common Stock which may be issued to Holders of Class 4 Interests pursuant to this Plan.

     "Common Stock" shall mean the currently authorized common stock, $1.00 par value, of Rymer.

     "Committee" shall mean a creditor's committee appointed pursuant to Section 1102 of the Bankruptcy Code or, if no such committee is appointed, the Restricted Noteholder.

     "Confirmation" shall mean the entry of the Confirmation Order by the Bankruptcy Court pursuant to Section 1129 of the Bankruptcy Code.

     "Confirmation Order" shall mean the order of the Bankruptcy Court confirming the Plan, in accordance with the provisions of Chapter 11 of the Bankruptcy Code.

     "Creditor" shall mean any entity that is the holder of any Claim against Debtor that arose on or before the Petition Date or a Claim against Debtor's estate including Claims of a kind specified in Sections 502(g), 502(h), or 502(i) of the Bankruptcy Code.

     "Debtor" or "Rymer" shall mean Rymer Foods Inc., a Delaware corporation, as debtor in the Reorganization Case.

     "Debtor-ln-Possession" shall mean the Debtor, when exercising its respective rights, powers, and duties under Section 1107(a) of the Bankruptcy Code in the Reorganization Case.

     "Disclosure Statement" shall mean (i) Debtor's Disclosure Statement which is Part III of the Prospectus together with all exhibits and appendices thereto and (ii) all remaining parts of the Prospectus and all exhibits thereto, as the same may be amended and supplemented from time to time hereafter.

     "Effective Date" means the later of (a) a date within 30 days following the date on which the Confirmation Order is entered or (b) if the Confirmation Order is appealed and a stay pending appeal is granted, the second business day following the date on which the Confirmation Order shall become final and nonappealable or no longer subject to a stay; provided however, that, if the Confirmation Order is appealed but not stayed, the Debtor may consummate the Plan at its sole discretion.

     "Exchange Agent" shall mean ChaseMellon Shareholder Services, Inc. or any other Persons serving as exchange agents pursuant to Section 7.7 hereof for the distribution of property under the Plan.

     "Expiration Date" means 5:00 p.m., New York City Time, on July 7, 1997 unless Rymer, in its sole discretion, extends the period during which Ballots and master ballots will be accepted by Rymer, in which case the Expiration Date shall mean the last time and date to which the solicitation of Ballots and master ballots is extended.

     "Final Order" shall mean an order as to which, unless the Debtor shall have waived (with the written consent of the Committee) the requirement therefor, any appeal that has been or may be taken has been resolved and as to which the time for appeal has expired.

     "Holder" shall mean any entity holding a Claim or Interest, and with respect to a vote on the Plan means the Beneficial Interest Holder as of the Record Date or any authorized Signatory who has completed and executed a Ballot or on whose behalf a master ballot has been completed and executed in accordance with the voting instructions.

     "Indenture" shall mean the 11% Senior Note Indenture, dated as of April 7, 1993, between Rymer and Continental Stock Transfer and Trust Company of New York, as trustee.

     "Indenture Trustee" shall mean Continental Stock Transfer and Trust Company of New York, as trustee.

     "Interest" shall mean any right, interest or benefit of a Holder of Common Stock, including without limitation, any right to receive dividends whether accrued before or after the Petition Date.

     "LaSalle Credit Agreement" shall mean the Loan and Security Agreement dated April 7, 1995 between Rymer Meat Inc. and LaSalle National Bank of Chicago as Guaranteed by Rymer.

     "master ballot" shall mean the master ballots accompanying the Disclosure Statement and the Plan upon which nominees for Beneficial Interest Holders of Class 4 claims and Class 5 and Class 6 Interests shall have indicated the acceptance or rejection of the Plan.

     "New Common Stock" shall mean the shares of Rymer Common Stock, par value $0.04 which are or may be issued on the Effective Date of the Plan.

     "New Credit Agreement" shall mean a credit agreement or agreements entered into among Rymer Meat and Rymer or one or more other subsidiaries of Rymer and LaSalle National Bank or one or more other financial institutions prior to or on the Effective Date pursuant to which such financial institution(s) extend $4 million of credit to Rymer, Rymer Meat or any of its subsidiaries.

     "Notes" shall mean Rymer's 11% Senior Notes due 2000.

     "Person" shall mean an individual, a corporation, a partnership, an association, a joint stock company, a joint venture, an estate, a trust, an unincorporated organization, a government or any political subdivision thereof or other entity.

     "Petition Date" shall mean the date upon which there is filed a petition for relief under Chapter 11 of the Bankruptcy Code with respect to the Debtor.

     "Plan" shall mean this Plan of Reorganization as set forth herein as the same may be amended or modified from time to time pursuant to the Plan or to applicable provisions of the Bankruptcy Code.

     "Priority Claim" shall mean any Claim, other than an Administrative Expense, to the extent entitled to priority in payment under Section 507(a) of the Bankruptcy Code.

     "Priority Tax Claim" means a claim of a governmental unit of the kind specified in Section 507(a)(7) of the Bankruptcy Code.

     "Pro Rata" means proportionately, so that the ratio of the amount of a distribution made on account of a particular Claim or Interest to the distributions made on account of all Allowed Claims or Interests entitled to such distribution is the same as the ratio of the amount of such particular Claim or Interest to the total amount of Allowed Claims or Interests entitled to such distribution.

     "Prospectus" shall mean the Proxy Statement/Prospectus contained in the Registration Statement, as the same may be amended and supplemented from time to time hereafter.

     "Record Date" shall mean the close of business on May 23, 1997

     "Registration Statement" shall mean the Registration Statement on Form S-4, Registration No. 333-27895 filed by the Debtor under the Securities Act of 1933, as amended, with the Securities Exchange Commission, as the same may be amended and supplemented from time to time hereafter.

     "Reorganization Case" shall mean the Chapter 11 case described in the caption of this Plan.

     "Reorganized Debtor" shall mean the Debtor and the Debtor-in-Possession, or any successor thereto, by merger, consolidation or otherwise on and after the Effective Date.

     "Released Parties" shall have the meaning set forth in Section 15.10 of the Plan.

     "Releasing Holder" shall mean a Holder of an impaired Claim or Interest who votes to accept the Plan and who specifically consents in its executed Ballot to the release provided in Section 15.10 of the Plan.

     "Releasing Holder's Claim" shall have the meaning set forth in Section
15.10 of the Plan.

     "Rymer Meat" shall mean Rymer Meat Inc., an Illinois corporation and a wholly-owned subsidiary of Rymer.

     "Section" shall refer to a section or sections of the Bankruptcy Code.

     "Stockholder" shall mean the Holder of an Allowed Interest based on Rymer Common Stock, par value $1.00 ("Old Common Stock)".

     "Third Party Claim" shall have the meaning set forth in Section 15.10 of the Plan.

     "1997 Stock Option Plan" shall mean the Rymer's 1997 Stock Option Plan which will be implemented on the Effective Date pursuant to the Plan.

                                   ARTICLE II

                      ADMINISTRATIVE TREATMENT OF EXPENSES

     2.1 Generally. Unless such Administrative Creditor consents to other treatment, each Administrative Creditor entitled to priority in accordance with
Section 507(a)(1) shall be paid in full on the later of (i) the Effective Date or (ii) the date such Administrative Expense is allowed by a Final Order; provided, that Administrative Expenses representing (a) liabilities incurred in the ordinary course of business by the Debtor or Debtor-In-Possession or (b) liabilities arising under loans or advances to Debtor or Debtor-In-Possession shall be paid in accordance with the terms and provisions of the particular transactions and any agreements relating thereto.

     2.2 Indenture Trustee Claims. All Indenture Trustee Claims shall constitute either Administrative Expenses or Class 3 Claims. Regardless of such classification of Indenture Trustee Claims, the Indenture Trustee shall submit to the Debtor and the Committee appropriate statements or invoices prior to the Effective Date setting forth the amounts of the Indenture Trustee Claims (including estimated amounts, if necessary). Subject to Bankruptcy Court approval as reasonable pursuant to Section 1129(c)(4), the Indenture Trustee Claims shall be paid in full in cash by the Debtor on the Effective Date. The portion of the amounts set forth in the submitted statements which is not paid on the Effective Date as provided in the preceding sentences shall be deposited in a segregated escrow account. The Bankruptcy Court shall hear and decide any issues regarding the reasonableness or allowance of the unpaid Indenture Trustee Claims. Upon determination of the amounts to be paid by a Final Order, such amounts shall be paid to the Old Indenture Trustee from the escrowed funds and remaining escrowed funds, if any, shall be released to the Reorganized Debtor.

                                  ARTICLE III

                     CLASSIFICATION OF CLAIMS AND INTERESTS

     3.1 Class 1 -- Allowed Priority Claims. Class 1 consists of all Allowed Priority Claims.

     3.2 Class 2 -- Allowed Secured Claims. Class 2 consists of the Allowed Claims of secured Creditors.

     3.3 Class 3 -- Allowed General Unsecured Claims. Class 3 consists of all Allowed Claims of all unsecured Creditors including the noteholders, but excluding any Claim included in Class 1 or 5.

     3.4 Class 4 -- Allowed Interests of the Stockholders. Class 4 consists of the Allowed Interests of the stockholders.

     3.5 Class 5 -- Allowed General Unsecured Claims less than $2,500. Class 5 consists of all Allowed Unsecured Claims that either are less than $2,500 or are voluntarily reduced prior to the Effective Date by the Holder of such Claim to $2,500.

                                   ARTICLE IV

                   TREATMENT OF CLASSES THAT ARE NOT IMPAIRED
                                 UNDER THE PLAN

     4.1 Unimpaired Classes. Classes 1, 2 and 5 are unimpaired.

     4.2 Class 1. All Allowed Claims in Class 1 shall be paid in full on the later of the (a) Effective Date, (b) the date on which such Claim is Allowed, or
(c), for Claims incurred in the ordinary course of business, on the date such Allowed Claim is due; provided, however, at the Debtor's option, the Debtor may pay Allowed Priority Tax Claims plus interest accrued thereon (at amounts and a rate to be agreed upon between the Debtor and the Holder of the Claim or, in the absence of such agreement, as determined by the Bankruptcy Court) over a period not exceeding six (6) years, after the date of assessment of the Claims, as provided in Section 1129(a)(9)(C) of the Bankruptcy Code.

     4.3 Class 2. On the Effective Date, Debtor shall cure any default (other than a default of a kind specified in Section 365(b)(2)) that occurred before or after the Petition Date the occurrence of which entitles a Holder of a Class 2 Claim pursuant to any contractual provision or applicable law to demand or receive accelerated payment of such Claim; and the maturity of such Claim shall be reinstated as such maturity existed before such default. The Plan shall not otherwise alter the legal, equitable or contractual rights to which such Claims entitle the Holders thereof, including, but not limited to, such rights in any collateral securing such Claims as of the commencement of the Reorganization Case.

     4.4 Class 5. All Allowed Claims in Class 5 shall be either paid in full or assumed in full on the Effective Date of the Plan.

                                   ARTICLE V

                     TREATMENT OF CLASSES THAT ARE IMPAIRED
                           UNDER THE BANKRUPTCY PLAN

     5.1 Impaired Classes. Classes 3 and 4 are impaired. The Holders of Claims and Interests in such Classes are entitled to vote to accept or reject the Plan.

     5.2 Class 3. Allowed Class 3 Claims shall be fully settled and satisfied by receiving Pro Rata distributions from the Class 3 Shares.

     5.3 Class 4. If, both Class 3 and Class 4 accept the Plan, the Holders of Class 4 Interests shall be fully settled and satisfied by receiving Pro Rata distributions from the Class 4 Shares, such that such Holders will receive one newly issued share of New Common Stock in exchange for 25 shares of the currently issued and outstanding Common Stock. As of the Effective Date, the ownership interest in Rymer represented by the shares of Common Stock outstanding as of the Petition Date will be reduced from 100% to approximately 10% assuming that (i) all Notes to the extent provided herein are exchanged or converted and (ii) all options had been granted and exercised under the 1997 Stock Option Plan. If the Plan is not accepted by both Class 3 and by Class 4, no Holder of a Class 4 Interest shall receive or retain under this Plan for or on account of such Interest any Common Stock, New Stock, property or interest whatsoever, and all Common Stock held by Holders of Class 4 Interests shall be cancelled.

                                   ARTICLE VI

                            MANAGEMENT, WARRANTS AND
                               STOCK OPTION PLANS

     6.1 Existing Options and Warrants. On the Effective Date, all warrants and all options which had been granted under either Rymer's 1993 Stock Option Plan or 1994 Stock Option Plan and any rights to acquire securities of the Debtor either (i) will be forfeited by the holder of the option without the exercise of such option or (ii) if not forfeited, will be rejected by the Debtor pursuant to Sections 365(a) and 1123(b). On the Effective Date, the Rymer 1993 Stock Option Plan and 1994 Stock Option Plan will be terminated and cancelled.

     6.2 1997 Stock Option Plan. As of the Effective Date, the 1997 Stock Option Plan shall become effective. The Confirmation Order shall constitute approval of the 1997 Stock Option Plan by the stockholders. A total of 430,000 shares of Common Stock shall be reserved for issuance under the 1997 Stock Option Plan. A copy of the 1997 Stock Option Plan is attached to the accompanying proxy statement.

     6.3 Issuance of Stock Options. The options will be available for issuance in the future pursuant to such plan upon determination by a committee of directors appointed by the Board of Directors, as constituted following the Effective Date.

     6.4 Management, Employment Agreements and Issuance of New Common Stock. As of the Effective Date, Rymer will enter into new Employment Agreements with its two key executives, P.E. (Ed) Schenk and Edward M. Hebert. Under the Agreements Rymer will issue 258,000 and 172,000 fully vested shares of New Common Stock, respectively, to Messrs. Schenk and Hebert and provide an interest free loan to each to fund various tax liabilities arising from the issuance of the stock. These loans will be forgiven at a rate of 50% after the first full year of employment, then at a rate of 25% for the second and third year thereafter.

                                  ARTICLE VII

                          MEANS FOR EXECUTION OF PLAN

     7.1 Vesting of Assets. Except as provided in the Plan, on the Effective Date, all assets of the Debtor's bankruptcy estate shall vest in the Reorganized Debtor free and clear of all liens and other encumbrances. After the Effective Date, the Reorganized Debtor may operate its business and buy, use, acquire and dispose of its assets, free of any restrictions contained in the Bankruptcy Code.

     7.2 New Credit Agreement. On or prior to the Effective Date, all indebtedness owed by Rymer or any of its subsidiaries, to LaSalle National Bank, including, without limitation, any indebtedness under the LaSalle Credit Agreement shall either have its maturity extended by LaSalle or be repaid in full from funds borrowed under a new credit agreement.

     7.3 Operations of Rymer. On and after the Effective Date, Rymer will continue to operate its business and will implement the terms of the Plan. The operation of Rymer shall become the general responsibility of the Board of Directors of the Reorganized Debtor, which shall, thereafter, have the responsibility for the management, control and operation of Reorganized Debtor. After confirmation, the directors shall be P.E.
(Ed) Schenk, Joseph Colonnetta, and three additional directors to be designated. Rymer's present officers shall remain in office after the Effective Date. All such directors and officers shall be deemed elected pursuant to the Confirmation Order. Those directors not continuing in office shall be deemed removed pursuant to the Confirmation Order.

     7.4 Issuance of New Common Stock. Rymer shall authorize and, on the Effective Date, issue 4,300,000 shares of the New Common Stock pursuant to the Plan.

     7.5 Cancellation of Notes and Indenture. On the Effective Date, the respective rights and obligations of the Debtor and each Note Holder shall be terminated and cancelled and the Indenture shall be deemed to be satisfied and discharged in full pursuant to Section 1123(a)(5)(F); provided, however, that the rights and immunities of the Indenture Trustee under the Indenture including, without limitation, their respective rights to indemnification (other than their priority lien granted pursuant to Section 8.06 of the Indenture, which lien is transferred to the escrowed funds referred to in Article II), and the rights and obligations of the Indenture Trustee, and Reorganized Debtor, which are expressly provided under this Plan, shall survive the satisfaction and discharge of the Indenture. Except to the extent that Section 1129(a)(4) of the Bankruptcy Code would require otherwise or to the extent that the Debtor or the Committee objects to the reasonableness of the Indenture Trustee's attorneys' fees, the Reorganized Debtor shall also: (i) continue to pay the Indenture Trustee its trustee's fees and other reasonable compensation (in amounts to which the Indenture Trustee would have been entitled had the Indenture remained in full force and effect) until the completion of the distribution of the property to the Holders of Class 3 Claims in accordance with the provisions hereof and the Indenture Trustee's performance of all actions contemplated by or otherwise in connection herewith; (ii) pay or reimburse the Indenture Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Indenture Trustee on or after the Effective Date in taking any actions contemplated by or otherwise in connection with this Plan (including, without limitation, the reasonable fees and expenses of its counsel and any other professionals retained by the Indenture Trustee or its counsel) except any such expense, disbursement or advance as may arise from the negligence or bad faith of the Indenture Trustee; and (iii) indemnify the Indenture Trustee for, and to hold it harmless against, any loss, liability or expense (including, without limitation, attorneys' fees and other costs of defending themselves against any claim of liability) which is incurred by the Indenture Trustee or without negligence or bad faith on its part, and arises out of or in connection with this Plan or any action or inaction by it in connection therewith.

     7.6 Charter and By-law Amendments. On the Effective Date, Rymer's Charter will be amended to contain amendments substantially in the form set forth in the Proxy Statement part of the Prospectus (the "Charter Amendment"). On the Effective Date, the amendments to Rymer's Charter shall be deemed to have occurred and shall be in effect from and after the Effective Date pursuant to
Section 303 of the Delaware General Corporation Law without any further action by the stockholders or directors of Rymer.

     7.7 Distribution of Consideration.

          (a) Exchange Agents. ChaseMellon Shareholder Services, Inc. shall serve as exchange agents and shall distribute all property to be distributed under this Plan. The Exchange Agents may employ or contract with other entities to assist in or perform the distribution of the property to be distributed. The Exchange Agent shall serve without bond. Each noteholder (and the participating organizations in the Depository Trust Company or any clearing house or depository with respect to Notes held by the Depository Trust Company or any clearinghouse or depository on behalf of such participating organizations) who is not the beneficial owner of such Note shall use its best efforts (i) to deliver, as soon as practicable to such beneficial owner all documents, certificates and other materials intended for distribution to such beneficial owner in connection with this Plan, (ii) to deliver to the beneficial owner, as soon as practicable after receipt of same the New Common Stock and/or net fractional proceeds thereof to which such beneficial owner is entitled pursuant hereto, and (iii) to take all actions reasonably requested by the Indenture Trustee, the Exchange Agents or Reorganized Debtor in carrying out the provisions of this Plan.

          (b) Fractional Shares. Fractional Shares of New Common Stock which would be distributable on the basis of the provisions of the Plan will not be issued or distributed and the number of shares distributed to an entity will be rounded down to the next whole number.

          (c) Surrender of Notes. As a condition to participation in this Plan, a noteholder shall surrender such Note to the Exchange Agents or their designee and shall deliver such other documents as are necessary to effectuate this Plan. The Exchange Agents shall make subsequent distributions only to Persons (or their assignees) who surrender for exchange and the Exchange Agents shall record such holders of Notes as of the Effective Date.

          (d) Unclaimed Property and Unissued New Common Stock. Any property to be distributed under this Plan shall be returned to and be the property of the Reorganized Debtor if it is not claimed by the Person entitled thereto before the later of (i) ninety (90) days after the Effective Date or (ii) sixty (60) days after the Final Order allowing the Claim or Interest of that Person is docketed. After issuance on the Effective Date and pending distribution, New Common Stock shall be held by the Exchange Agents, free of restrictions upon transfer or cancellation (except those imposed by securities laws), and all dividends, distributions, interest or other payments which Rymer becomes obligated to make with respect to any New Common Stock shall be transferred to and retained by the Exchange Agents prior to such distribution and the Exchange Agents shall be obligated to pay or distribute the same to the distributee of such security or obligation at the time of the distribution thereof, without interest.

                                  ARTICLE VIII

                PROVISIONS FOR TREATMENT OF DISPUTED, CONTINGENT
                   AND UNLIQUIDATED ADMINISTRATIVE EXPENSES,
                          CLAIMS AND EQUITY INTERESTS

     8.1 Resolution of Disputed Administrative Expenses Disputed Claims and Disputed Interests. Unless otherwise ordered by the Bankruptcy Court after notice and a hearing, the Debtor or the Committee shall have the exclusive right to make and file objections to Administrative Expenses, Claims, and Interests and shall serve a copy of each objection upon the holder of the disputed Administrative Expense, disputed Claim, or disputed Interest to which the objection is made, if any, and to the other of the Debtor or the Committee, as the case may be, as soon as practicable, but not later than ninety (90) days after the Effective Date.

     8.2 Reserve for Contested Claims. No distribution shall be made on account of any contested claim. Instead, distributions that otherwise would have been disbursed on account of contested Claims had any such contested Claim been an Allowed Claim on the disbursement date shall be reserved. After a contested Claim becomes an Allowed Claim, the holder of such Claim shall be entitled to receive its appropriate Pro Rata distribution(s) as and when such distribution(s) are otherwise payable. To the extent that a contested Claim ultimately is not Allowed, shares of New Common Stock reserved on account of such contested Claim shall become available for distribution to other Creditors with Allowed Claims as otherwise provided in this Plan as though the contested Claim had never been asserted.

     8.3 No Waiver. Nothing in the Plan, the Confirmation Order or any order in aid of confirmation of the Plan, shall constitute, or be deemed to constitute, a waiver or release of any claim, cause of action, right of setoff, or other legal or equitable defense which the Debtor had immediately prior to the Petition Date against or with respect to any Claim. During the pendency of the Reorganization Case and upon confirmation thereof the Debtor shall have, retain, reserve and be entitled to assert fully all such claims, causes of action, rights of setoff and other legal or equitable defenses which it had immediately prior to the commencement of the Reorganization Case (except as released pursuant to Section
15.10 of the Plan) as if the Reorganization Case had not been commenced.

                                   ARTICLE IX

            EXECUTORY CONTRACTS, UNEXPIRED LEASES AND OTHER MATTERS

     9.1 Executory Contracts and Unexpired Leases. Subject to Section 12.3, all executory contracts and unexpired leases (other than any options issued Pre-Petition pursuant to a stock option plan which will be rejected) shall be deemed assumed by the Debtor (i) unless expressly rejected by the Debtor with Bankruptcy Court approval on or before the Effective Date, (ii) subject to a motion to reject pending on the Effective Date or (iii) identified on a list with the Bankruptcy Court on or before the Confirmation Date as to be rejected. A Claim under an executory contract or unexpired lease which has been rejected shall constitute a Class 3 Claim to the extent it is Allowed by the Bankruptcy Court. Any proof of claim with respect to Claims under an executory contract or unexpired lease that has been rejected must be filed with the Bankruptcy Court within 30 days after the rejection by the Debtor of such contract or lease.

     9.2 Indemnification Obligations. For purposes of the Plan, the obligations of the Debtor as of the Petition Date to indemnify its present and former directors and/or officers, respectively, against any obligations pursuant to the Charter and any amendments thereto, the By-laws and any amendments thereto, applicable state law or specific agreement, or any combination of the foregoing, shall survive confirmation of the Plan, remain unaffected thereby, be assumed and not be discharged, irrespective of whether indemnification is owed in connection with an event occurring before, on, or after the Petition Date.

     The Debtor shall fully indemnify any Person by reason of the fact that he or she is or was a director, officer, employee or agent of the Debtor, or is or was serving at the request of the Debtor as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise, against any liabilities, actions, suits, damages, fines, judgments or expenses (including reasonable attorneys' fees), arising during the course of, or otherwise in connection with or any way related to, the preparation and consummation of the Plan and the transactions contemplated thereby, except as may be attributable to any such Person's fraud, gross negligence or willful misconduct.

     9.3 Compensation and Benefit Programs. Subject to the rejection or termination and cancellation of any agreement or plan pursuant to Sections 6.1 or 9.1 and subject to any modification or amendment of an agreement as specified in Section 9.4, all employment contracts, all employment and severance policies, and all compensation and benefit plans, contracts, agreements, policies, undertakings and programs of the Debtor including, without limitation, all savings plans, retirement plans, key employee retention plans, health care plans, disability plans, severance benefit plans, incentive plans, and life, accidental death and dismemberment insurance plans are treated as executory contracts under the Plan and are hereby rejected as of the Effective Date pursuant to Section 365(a) of the Bankruptcy Code unless (i) expressly assumed by the Debtor with Bankruptcy Court approval on or before the Effective Date,
(ii) subject to a motion to assume pending on the Effective Date or (iii) identified on a list to be filed with he Bankruptcy Court on or before the Confirmation Date, as to be assumed. Notwithstanding the foregoing, on and after the Effective Date, pursuant to Section 1129(a)(13) of the Bankruptcy Code, the Debtor will continue to pay all retiree benefits, as that term is defined in
Section 1114 of the Bankruptcy Code, at the level established pursuant to subsection (e)(1) or (g) of Section 1114, at any time prior to confirmation of the Plan, for the duration of the period the Debtor has obligated itself to provide such benefits.

                                   ARTICLE X

                              DISCHARGE OF DEBTOR

     The provisions of the Plan shall bind all creditors and stockholders, whether or not they accept this Plan, and, except as to Classes which are not impaired (and except as otherwise provided herein), discharge the Debtor from all claims that arose before the Petition Date. The distributions provided for creditors and stockholders shall not be subject to any Claim by another creditor or stockholder by reason of any assertion of a contractual right of subordination. In addition, the distributions of New Common Stock provided for under the Plan shall be in exchange for and in complete satisfaction, discharge and release of all Claims against and Interests in the Debtor or any of its assets or properties, including any Claim for interest accruing after the Petition Date and prior to the Effective Date of the Plan. On and after the Effective Date of the Plan, except as provided in the Plan, all holders of Claims and Interests shall be precluded from asserting against the Debtor or its assets any other or further Claims based on any act or omission, transaction or other activity of any kind or nature that occurred prior to the Effective Date.

                                   ARTICLE XI

                      ACCEPTANCE OR REJECTION OF THE PLAN

     11.1 Voting by Impaired Classes. Each Holder of a Claim in Class 3, and each Holder of an Interest in Class 4 (in each case as of the Record Date), is entitled to vote either to accept or to reject the Plan. Only those votes cast by Holders of Allowed Claims and/or Allowed Interests and received by the Voting Agent prior to the Expiration Date shall be counted in determining whether acceptances have been received sufficient in number and amount to confirm the Plan. Each Claim or Interest, as applicable, in each of Class 3 and Class 4 shall be deemed to be "Allowed" for purposes of voting on the Plan unless, prior to the confirmation hearing, the Debtor has filed an objection to any such Claim or Interest with the Bankruptcy Court.

     If a Reorganization Case is commenced within thirty (30) days of the Expiration Date, unless the Bankruptcy Court subsequently determines that Ballots and master ballots may be revoked, such Ballots and master ballots will remain in full force and effect until the Bankruptcy Court determines whether such Ballots and master ballots are deemed to constitute acceptances or rejections of the Plan.

     11.2 Acceptance by Impaired Claims Class. Class 3 shall have accepted the Plan if (i) the Holders (other than any Holder designated under Section 1126(e) of the Bankruptcy Code) of at least two-thirds in dollar amount of the Allowed Class 3 Claims actually voting in such Class have voted to accept the Plan and
(ii) the Holders (other than any Holder designated under Section 1126(e) of the Bankruptcy Code) of more than one-half in number of the Allowed Class 3 Claims actually voting in such Class have voted to accept the Plan.

     11.3 Acceptance by Impaired Interests. An Impaired Class of Interests shall have accepted the Plan if the Holders (other than any Holder designated under Section 1126(e) of the Bankruptcy Code) of at least two-thirds in amount of Allowed Interests actually voting in such Class have voted to accept the Plan.

     11.4 Presumed Acceptance of Plan. Class 1, Class 2 and Class 5 are Unimpaired under the Plan, and, therefore, are conclusively presumed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code.

     11.5 Nonconsensual Confirmation. Notwithstanding anything contained herein to the contrary, in the event that either Class 3 or Class 4 or both shall fail to accept the Plan in accordance with Section 1129(a)(8) of the Bankruptcy Code, the Debtor reserves the right (with the consent of the Restricted Noteholder) to
(i) request that the Bankruptcy Court confirm the Plan in accordance with
Section 1129(b) of the Bankruptcy Code, (ii) designate that the Plan be automatically modified in accordance with Section 11.5 of the Plan and seek confirmation of such modified Plan or (iii) amend the Plan pursuant to Section
15.11 of the Plan and seek confirmation of such amended Plan.

     11.6 Automatic Modification of Plan. In the event that any impaired Class shall not accept the Plan and the treatment afforded such nonaccepting class is determined to be insufficient to meet the requirements of Section 1129(b) of the Bankruptcy Code with respect to such nonaccepting Class, then upon the written direction of the Debtor (with the written consent of the Committee) filed with the Bankruptcy Court, the Plan shall be modified, revised and amended automatically and without further notice to provide such treatment, as determined necessary by the Bankruptcy Court, such that the treatment afforded any nonaccepting Class and any Class adversely affected by such modification is the minimum treatment necessary to meet the requirements of Section 1129(b) of the Bankruptcy Code.

                                  ARTICLE XII

                           RETENTION OF JURISDICTION

     12.1 Claims and Actions. The Bankruptcy Court shall retain jurisdiction over the Reorganization Case, including, without limitation, that necessary to insure the purpose and intent of this Plan are carried out. The Bankruptcy Court shall retain jurisdiction to hear and determine all Claims and Interests against the Debtors and to enforce all causes of action which may exist on behalf of the Debtors.

     12.2 Objections to Claims. The failure by the Debtor to object to, or examine, any Claim or Interest for purposes of voting shall not be deemed a waiver of the Debtor's rights to object to, or reexamine, the Claim, in whole or in part.

     12.3 Retention of Additional Jurisdiction. The Bankruptcy Court shall also retain jurisdiction until this Plan has been fully consummated for the purpose of classification of the Claims or Interests of any creditor or stockholder, the re-examination of Claims and Interests which have been allowed for purposes of voting and the determination of such objections as may be filed to the Claims and Interests. The Bankruptcy Court shall further retain jurisdiction for the following additional purposes:

          (1) to determine all questions and disputes regarding title to the respective assets of the Debtor, all causes of action, controversies or disputes, whether or not subject to any pending action as of the Effective Date, between the Debtor and any other party, including, without limitation, any right to recover assets pursuant to the provisions of the Bankruptcy Code;

          (2) to modify the Plan after the Effective Date pursuant to the Bankruptcy Code and the Bankruptcy Rules;

          (3) to enforce and interpret the terms and conditions of the Plan;

          (4) to enter such orders, including, but not limited to, such future injunctions as are necessary to enforce the respective title, rights and powers of the Debtor, and to impose such limitations, restrictions, terms and conditions on such title, rights and powers as the Bankruptcy Court may deem necessary;

          (5) to enter an order closing the Reorganization Case;

          (6) to correct any defect, cure any omission or reconcile any inconsistency in the Plan or the Confirmation Order as may be necessary to implement the purposes and intent of the Plan;

          (7) to determine any and all objections to the allowance of Claims or Interests;

          (8) to determine any and all applications for allowances of compensation and reimbursement of expenses and the reasonableness of any fees and expenses authorized to be paid or reimbursed under the Bankruptcy Code or the Plan;

          (9) to determine any applications or motions pending on the Effective Date for the rejection, assumption or assumption and assignment of any executory contract or unexpired lease and to hear and determine, and, if need be, to liquidate any and all Claims arising therefrom;

          (10) to determine any and all applications, adversary proceedings and contested matters that may be pending on the Effective Date;

          (11) to consider any modification of the Plan, whether or not the Plan has been substantially consummated, to remedy any defect or omission or reconcile any inconsistency in any order of the Bankruptcy Court, to the extent authorized by the Plan or the Bankruptcy Court;

          (12) to determine all controversies, suits and disputes that may arise in connection with the interpretation, enforcement or consummation of the Plan;

          (13) to consider and act on the compromise and settlement of any claim against or cause of action by or against the Debtors arising under or in connection with the Plan;

          (14) to issue such orders in aid of execution of the Plan to the extent authorized by Section 1142 of the Bankruptcy Code; and

          (15) to determine such other matters as may be set forth in any order or orders confirming the Plan or which may arise in connection with the Plan or any order or orders confirming the Plan.

                                  ARTICLE XIII

                               REVOCATION OF PLAN

     The Debtor reserves the right to revoke or withdraw this Plan at any time before the Confirmation Date. If the Debtor revokes or withdraws this Plan prior to the Confirmation Date, or if the Confirmation Date or the Effective Date does not occur, then this Plan shall be deemed null and void. In such event, nothing contained herein shall be deemed to constitute an admission of validity, waiver or release of any Claims by or against the Debtor or any other Person or prejudice in any manner the rights of the Debtor or any Person in any proceeding involving the Debtor.

                                  ARTICLE XIV

                              CONDITIONS PRECEDENT

     14.1 Conditions Precedent to Consummation. Each of the following shall be a condition precedent to consummation of the Plan:

          (1) The Effective Date has occurred;

          (2) A new Credit Agreement shall be in effect with LaSalle National Bank or another financial institution.

     14.2 Waiver of Conditions. The Debtor, upon the written consent of the Committee but otherwise in its sole discretion, may waive any of the conditions to confirmation of the Plan and/or to Consummation of the Plan at any time, without notice, without leave or order of the Bankruptcy Court, and without any formal action other than obtaining such consent from the Restricted Noteholder and proceeding to confirm and/or consummate the Plan.

                                   ARTICLE XV

                            MISCELLANEOUS PROVISIONS

     15.1 Notices. Any notice given in connection herewith shall be as follows:

        RYMER FOODS INC.
        4600 South Packers Avenue
        Suite 400
        Chicago, Illinois 60609
        Telephone: (773) 927-7777
        Attn: P.E. (Ed) Schenk
with a copy to:

        RUDNICK & WOLFE
        203 North LaSalle Street
        Suite 1800
        Chicago, Illinois 60601
        Telephone: (312) 368-2170
        Attn: David Missner

     15.2 Term of Injunctions or Stays. Without in any way limiting the effect of Section 524 or Section 1141, unless otherwise provided, all injunctions or stays provided for in the Reorganization Case pursuant to Section 105 or Section 362 or otherwise in effect of the Confirmation Date shall remain in full force and effect until the Effective Date and unless otherwise provided, shall expire on the Effective Date.

     15.3 Amendment and Restatement of Charter and/or By-Laws. Subject to the provisions of the Charter, as amended under the Plan, and the provisions of the law of the State of Delaware, the power to amend, alter or repeal the Charter and/or the By-Laws and to adopt a new Charter and/or By-Laws may be exercised by the Board of Directors and/or the stockholders of the Reorganized Debtor.

     15.4 Payment of Statutory Fees. All fees payable pursuant to Section 1930 of Title 28 of the United States Code, as determined by the Bankruptcy Court at the hearing pursuant to Section 1128 of the Bankruptcy Code, shall be paid on or before the Effective Date.

     15.5 Exculpation. Neither the Reorganized Debtor, except for duties and obligations expressly created by the Plan, nor any of its respective officers, directors, employees, or agents shall have or incur any liability to any holder of a Claim or Interest for any act or omission in connection with, or arising out of, the pursuit of confirmation of the Plan, the consummation of the Plan, the administration of the Plan or the property to be distributed under the Plan, except as may be attributable to such Person's fraud, gross negligence or willful misconduct, and in all respects, shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

     15.6 Rights of Action. Any rights or causes of action under any theory of law, including, without limitation, under the Bankruptcy Code, accruing to the Debtor shall remain assets of the estate of the Reorganized Debtor except for those claims released pursuant to Section 15.10 of the Plan. The Reorganized Debtor may, in its sole discretion, pursue or may refrain from pursuing those rights or causes of action, as appropriate, in accordance with what is in the best interests, and for the benefit, of the Reorganized Debtor.

     15.7 Committees. The appointment of all statutory committees shall terminate on the substantial consummation of the Plan.

     15.8 Failure of Bankruptcy Court to Exercise Jurisdiction. If the Bankruptcy Court abstains from exercising or declines to exercise jurisdiction, or is otherwise without jurisdiction over any matter arising out of the Reorganization Case, including any of the matters set forth in the Plan, the Plan shall not prohibit or limit the exercise of jurisdiction by any other court of competent jurisdiction with respect to such matter.

     15.9 Governing Law. Unless a rule of law or procedure lo supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules), an agreement, document or instrument provides otherwise or the Corporation Law of the State of Delaware is applicable, the internal laws of the State of Illinois shall govern the construction and implementation of the Plan and any agreements, documents and instruments executed in connection with the Plan, without regard to the conflict of laws provisions of the State of Illinois.

     15.10 Release. As of the Effective Date, provided that the Debtor makes the distributions to the Holders of Class 3 Claims and Class 4 Interests as provided in Sections [5.2, 5.3 and 7.7] of the Plan and the Plan is consummated, for good and valuable consideration, including the benefits of the Plan, and to facilitate Rymer's expeditious and effective reorganization, each holder of an impaired Claim of Interest who votes to accept the Plan and who specifically consents in its executed Ballot to the release herein below (a "Releasing Holder") who holds a Claim against or Interest in the estate of Rymer, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, disputed, undisputed, legal, equitable, secured, or unsecured, and the Debtor with respect to the persons referred to in clauses (2) and (3) below, shall be deemed to have fully and forever released any and all claims, debts, and actions of whatever nature, whether known or unknown, suspected or unsuspected, vested or contingent, past or present, arising prior to the Effective Date, which the Releasing Holders or the Debtor (with respect to the persons referred to in clause (2) and (3) below) have or may have against (1) the directors, officers, employees, controlling persons, and professional advisors (including financial advisors, accountants and legal counsel) of Rymer or any Rymer subsidiaries arising from Rymer's or its subsidiaries' or their respective directors', officers', representatives', or agents' agreements with or for the benefit of or actions or inactions with respect to Rymer or any of Rymer's subsidiaries or the creditors or stockholders in their capacity as such,
(2) the Indenture Trustee and the directors, officers, employees, controlling persons, and professional advisors (including legal counsel) of the Indenture Trustee, arising from such persons' or entities' agreement with or for the benefit of or actions or inactions with respect to Rymer or the creditors or stockholders in their capacity as such, and (3) Riverside Capital Advisors, Inc., the representative of the holders of a majority of the Notes who has participated in restructuring discussions with Rymer and its directors, officers, employees, controlling persons, and professional advisors (including legal counsel), as well as the professional advisors and legal counsel to the Committee, (if any) arising from such persons' or entities' agreement with or for the benefit of or actions or inactions with respect to or in connection with Rymer or the creditors or stockholders in their capacity as such (such parties to be released, the Released Parties.

     Notwithstanding the foregoing, to the extent any Releasing Holder shall commence any litigation in respect of any claim (the "Releasing Holder's Claim") against any third party, which results in such third party's commencing any litigation in respect of any claim (the Third-Party Claims) against a Released Party, which Third-Party Claim (i) arises out of the subject matter of the Releasing Holder's Claim, (ii) arises and exists solely by reason of the filing of the Releasing Holder's Claim and (iii) depends for its success on the success of the Releasing Holder's Claim, the Releasing Holder shall, upon (A) entry of a final judgment (meaning a judgment for which all appeals have been exhausted or for which all periods for further appeals have irrevocably expired) obtained on the Releasing Holder's Claim or (B) the settlement of the Releasing Holder's Claim, be deemed to have released such judgment or Releasing Holder's Claim to whatever extent is necessary, if any, to relieve the Released Party from any liability on any judgment on or settlement of the Releasing Holder's Claim or the Third-Party Claim.

     15.11 Amendments. Rymer and the Committee shall propose amendments to the Plan only with the written concurrence of the other party. Rymer, with the written consent of the holders of more than 50% of the Notes may, with the approval of the Bankruptcy Court and without notice to all holders of Claims and Interests, insofar as it does not materially and adversely affect holders of Claims and Interests, correct any defect, omission, or inconsistency in the Plan in such manner and to such extent as may be necessary or desirable.

     15.12 Headings. The headings used in the Plan are inserted for convenience only and neither constitute a portion of the Plan nor in any manner shall affect the provisions of the Plan.

     15.13 Successors and Assigns. The rights, benefits and obligations of any person or entity named or referred to in the Plan will be binding upon and will inure to the benefit of, the heirs, executor, administrator, successor or assign of such person or entity.

                                          Respectfully submitted,
                                          RYMER FOODS INC.

                                          By:
                                          Name:
                                          Title:
David N. Missner
Mark P. Naughton
William P. Kovacs
Rudnick & Wolfe
203 North LaSalle Street
Suite 1800
Chicago, IL 60601
Telephone: 312/368-4000

Attorneys for Rymer Foods Inc.